As filed with the Securities and Exchange Commission on August 28, 2026

1933 Act File No. 333-271087
1940 Act File No. 811-23860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
(Check appropriate box or boxes)

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☒	Post-Effective Amendment No. 3

and

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	Amendment No. 5

Polen Credit Opportunities Fund

(Exact Name of Registrant as Specified in Charter)

103 Bellevue Parkway
Wilmington, DE 19809
(Address of Principal Executive Offices)
(Number, Street, City, State, Zip Code)

(888) 678-6024
(Registrant’s Telephone Number, including Area Code)

Joshua L. McCarthy
Polen Capital Credit, LLC
1075 Main Street, Suite 320
Waltham, MA 02451

Joel L. Weiss
1636 N Cedar Crest Blvd. #161
Allentown, PA 18104
(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:

Nicole M. Runyan, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022	Lisa Nosal, Esq. Kirkland & Ellis LLP 200 Clarendon Street Boston, MA 02116

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act

The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.

☐	immediately upon filing pursuant to paragraph (b)

☒	on September 1, 2026 pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.
☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ______.
☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .
☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940).
☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934).
☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Polen Credit Opportunities Fund

PROSPECTUS

Institutional Class Common Shares

The Fund. Polen Credit Opportunities Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares (the “Shares”) and is operated as an “interval fund.” The Fund currently offers one class of Shares, Institutional Class Shares, and intends to offer additional classes of Shares at a later date.

Investment Objective. The Fund’s investment objective is overall total return consisting of a high level of current income together with long-term capital appreciation. No assurance can be given that the Fund’s investment objective will be achieved, and you could lose all of your investment in the Fund.

Simultaneous with the commencement of the Fund’s operations, Polen DDJ Strategic Income Plus Fund, L.P. (the “Predecessor Fund”), a private fund that was not registered under the Investment Company Act of 1940, as amended (the “1940 Act”), was reorganized with and into the Fund.

Investment Strategy. The Fund seeks to achieve its objective by investing primarily in high yield credit instruments, with a focus on “middle market” issuers in the United States and, to a lesser extent, Canada and Latin America. The Fund invests its assets primarily in credit instruments that are rated below investment grade by some or all relevant independent rating agencies, including Moody’s Investors Service, Standard and Poor’s Rating Services and Fitch Ratings (including a significant portion of such assets in credit instruments in the lower tier of the high yield market that are rated B and below), including high yield bonds and first and second lien loans of non-investment grade borrowers (“bank loans”). The Fund may invest in the debt securities of stressed and distressed issuers. The Fund also may invest in privately-negotiated debt instruments. The Fund may invest in certain collateralized products, such as collateralized loan obligations and collateralized debt obligations, backed by corporate loans issued to primarily U.S. obligors. The Fund may also make investments across the Latin American private corporate debt spectrum, including in direct lending and other alternative credit investments primarily denominated in U.S. dollars. Under normal conditions, the Fund invests at least 80% of its Managed Assets in credit instruments and other investments with similar economic characteristics, including convertible debt. “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes). As used in this prospectus, “Latin America” means Mexico and Puerto Rico as well as all countries in Central America, South America and the Caribbean.

Although not a principal investment strategy, the Fund may invest up to 20% of its Managed Assets in other securities and instruments including, without limitation: equity securities, including equity securities of issuers that are related to the Fund’s investments in credit instruments, such as common stock and preferred stock (including warrants or other rights to acquire common or preferred stock) and cash equivalents and money market funds for the temporary investment of cash.

The Adviser seeks to purchase instruments that the Adviser believes are undervalued and offer a compelling risk-reward ratio. Specifically, the Adviser’s investment process seeks to exploit inefficiencies in the high yield credit markets by adhering to a disciplined, bottom-up, fundamentally-oriented investment process with an emphasis on downside protection (i.e., use of strategies that aim to reduce the frequency and/or magnitude of capital losses). The Fund generally intends to hold a relatively focused portfolio, typically comprising between 25 and 45 issuers. While the Fund does not currently anticipate utilizing leverage through borrowings (i.e., loans from certain financial institutions and/or the issuance of debt and/or preferred securities), it may employ borrowings in the future, with notice to Shareholders.

Interval Fund/Repurchase Offers. The Fund is an “interval fund,” a type of fund which, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at net asset value (“NAV”) per share, reduced by any applicable repurchase fee. Subject to applicable law and approval of the Board of Trustees of the Fund (the “Board” or “Board of Trustees,” and each of the trustees on the Board, a “Trustee”), for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at NAV, which is the minimum amount permitted.

When a repurchase offer commences, the Fund sends written notice to each shareholder at least 21 days before the date by which shareholders can tender their Shares in response to a repurchase offer (the “Repurchase Request Deadline”). The repurchase price will be the NAV of the Fund as determined at the close of business on a date (the “Repurchase Pricing Date”), which is expected to occur on the same date as the Repurchase Request Deadline, but may be up to fourteen (14) calendar days following the Repurchase Request Deadline, or on the next business day if the fourteenth day is not a business day. The Fund expects to distribute payment to shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date. The Fund does not currently impose, but may in the future impose a repurchase fee of up to 2.00% on Shares accepted for repurchase by the Fund that have been held for less than one year. It is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased. See “Principal Risks of the Fund–Repurchase Offers Risk” and “Periodic Repurchase Offers.”

Investment Adviser. The Fund’s investment adviser is Polen Capital Credit, LLC (“Polen Credit” or the “Adviser”), a wholly-owned subsidiary of Polen Capital Management, LLC (“Polen Capital”). As of June 30, 2026, Polen Credit had approximately $6.6 billion in assets under management, including assets managed by its controlled subsidiaries.

Securities Offered. The Fund is offering, pursuant to this prospectus, Institutional Class Shares. The Fund intends to offer additional classes of Shares at a later date. The Fund has obtained exemptive relief from the Securities and Exchange Commission (the “SEC”) that permits the Fund to issue multiple classes of Shares and to, among other things, impose asset-based distribution fees and early-withdrawal fees.

Only certain investors are eligible to purchase Institutional Class Shares. See “Plan of Distribution.” The minimum initial investment for Institutional Class Shares is $100,000 per account. The Fund reserves the right to waive the minimum initial investment requirement for any investor. There is no minimum subsequent investment amount for Institutional Class Shares. See “Plan of Distribution–Purchasing Shares.” Under the Fund’s organizational documents, it is authorized to issue an unlimited number of Shares. The Fund is offering to sell its Institutional Class Shares on a continuous basis. Shares of the Fund are being offered initially through Foreside Funds Distributors LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Group) (the “Distributor”) on a best-efforts basis. The Distributor is not obligated to sell any specific number of Shares, nor have arrangements been made to place shareholders’ funds in escrow, trust, or similar arrangement.

Investment Risks. Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. Because of the risks associated with the Fund’s ability to invest in high yield securities, bonds, loans (including bank loans) and related instruments, private debt, debt securities of stressed and distressed issuers, and the Fund’s ability to use leverage (see “Principal Risks of the Fund–Leverage Risk”), an investment in the Fund should be considered speculative and involving a high degree of risk, including the risk of a substantial loss of investment. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s investment objectives and personal financial situation and (ii) consider factors such as an investor’s net worth, income, age, risk tolerance, and liquidity needs. Investment should be avoided where an investor has a short-term investing horizon and/or cannot bear the loss of some or all of their investment. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before buying any of the Fund’s Shares, you should carefully consider the information mentioned below together with all of the other information contained in this prospectus, including the discussion of the “Principal Risks of the Fund” beginning on page 28 of this prospectus.

●	Unlike many closed-end funds, the Fund’s Shares are not listed for trading on any national securities exchange and the Fund does not currently intend to list its Shares for trading on any national securities exchange. Accordingly, there is currently no secondary market for the Fund’s Shares and the Fund does not expect a secondary market to develop.

●	An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term.

●	Even though the Fund will make quarterly repurchase offers for its outstanding Shares (currently expected to be for 5% per quarter), investors should consider Shares of the Fund to be an illiquid investment.

●	There is no guarantee that you will be able to sell your Shares at any given time or in the quantity that you desire.

●	There is no assurance that the Fund will be able to maintain a certain level of, or at any particular time make any, distributions to shareholders.

●	The Fund invests primarily in privately-held companies, for which, in some instances, very little public information exists. Such companies may be generally more vulnerable to economic downturns and may experience substantial variations in operating results.

●	Certain privately-held companies and below-investment-grade securities in which the Fund will invest will be difficult to value or illiquid.

	Offering Price	Maximum Sales Load	Proceeds to Fund
Institutional Class Shares per share	Net Asset Value	None	Net Asset Value

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The Fund’s Shares are sold at a public offering price equal to their NAV per share. See “Plan of Distribution.”

Please read this prospectus carefully before deciding whether to invest and retain it for future reference. It sets forth concisely the information about the Fund that a prospective investor ought to know before investing in the Fund.

The Fund has filed with the SEC a Statement of Additional Information (“SAI”) dated September 1, 2026 containing additional information about the Fund. The SAI is incorporated by reference into this prospectus, which means it is part of this prospectus for legal purposes. The Fund also produces both annual and semi-annual reports that contain important information about the Fund. Copies of the SAI and the Fund’s annual and semi-annual reports may be obtained upon request, without charge, by calling Shareholder Services at 1-833-996-2518 or by writing to the Fund at P.O. Box 534410, Pittsburgh, PA 15253-44101. You may also call this toll-free telephone number to request other information about the Fund or to make shareholder inquiries. The SAI, annual reports and semi-annual reports are made available free of charge on the Fund’s website at https://www.polencapital.com/strategies/credit-opportunities-fund. Information on, or accessible through, the Fund’s website is not a part of, and is not incorporated into, this prospectus.

You may review information about the Fund, including the SAI and other material information incorporated by reference into the Fund’s registration statement on the EDGAR Database on the SEC’s Internet site at www.sec.gov.

You should rely only on the information contained or incorporated by reference in this prospectus. The Fund has not authorized anyone to provide you with inconsistent information. If anyone provides you with inconsistent information, you should not assume that the Fund has authorized or verified it. The Fund is not making an offer of its Shares in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. The Fund’s business, financial condition, results of operations and prospects may have changed since that date. The Fund’s Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should not construe the contents of this prospectus as legal, tax or financial advice. You should consult your own professional advisers as to legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

The date of this prospectus is September 1, 2026.

i

PROSPECTUS SUMMARY

This is only a summary. This summary may not contain all of the information that you should consider before investing in Shares of the Fund. You should review the more detailed information contained in this prospectus and in the Statement of Additional Information (“SAI”). In particular, you should carefully read the risks of investing in the Fund’s Shares, as discussed under “Principal Risks of the Fund.”

The Fund

Polen Credit Opportunities Fund (the “Fund”) is a non-diversified, closed-end management investment company that continuously offers its shares (the “Shares”). The Fund is operated as an “interval fund” (as defined below). The Fund currently offers one class of Shares, Institutional Class Shares, and intends to offer additional classes of Shares at a later date. An investment in the Fund may not be appropriate for all investors.

Simultaneous with the commencement of the Fund’s operations, Polen DDJ Strategic Income Plus Fund, L.P. (the “Predecessor Fund”), a private fund that was not registered under the Investment Company Act of 1940, as amended (the “1940 Act”), was reorganized with and into the Fund.

The Offering

The Fund offers one class of Shares pursuant to this prospectus, Institutional Class Shares, and intends to offer additional classes of Shares at a later date. The Fund has obtained exemptive relief from the Securities and Exchange Commission (the “SEC”) that permits the Fund to issue multiple classes of Shares and to, among other things, impose asset-based distribution fees and early-withdrawal fees. Only certain investors are eligible to purchase Institutional Class Shares. See “Plan of Distribution.” Institutional Class Shares are sold at their offering price, which is net asset value (“NAV”) per share. While neither the Fund nor the Distributor impose an initial sales charge on Institutional Class Shares, if you buy such Shares through certain financial firms, those financial firms may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. The minimum initial investment for Institutional Class Shares is $100,000 per account. The Fund reserves the right to waive the minimum initial investment requirement for any investor. There is no minimum subsequent investment amount for Institutional Class Shares. See “Plan of Distribution–Purchasing Shares.”

Shares of the Fund are offered through Foreside Funds Distributors LLC (the “Distributor”), as principal underwriter, on a best-efforts basis. For additional information regarding Institutional Class Shares, please see “Plan of Distribution” in this prospectus. The Fund reserves the right to reject a purchase order for any reason. Shareholders will not have the right to redeem their Shares. However, as described below, in order to provide some liquidity to shareholders, the Fund will conduct periodic repurchase offers for a portion of its outstanding Shares.

Periodic Repurchase Offers	The Fund is an “interval fund,” a type of fund which, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV, reduced by any applicable repurchase fee. Subject to applicable law and approval of the Board of Trustees (the “Board,” and each of the trustees on the Board, a “Trustee”), for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at NAV, which is the minimum amount permitted. The Fund will make quarterly repurchase offers. Written notification of each quarterly repurchase offer will be sent to shareholders at least 21 calendar days before the date by which shareholders can tender their Shares in response to a repurchase offer (the “Repurchase Request Deadline”). The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks. See “Principal Risks of the Fund–Repurchase Offers Risk.” For example, it is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased. The Fund does not currently impose any repurchase fees, but may in the future impose a repurchase fee of up to 2.00% on Shares that are accepted for repurchase by the Fund and have been held by the investor for less than one year.

Investment Objective	The Fund’s investment objective is overall total return consisting of a high level of current income together with long-term capital appreciation. No assurance can be given that the Fund’s investment objective will be achieved, and you could lose all of your investment in the Fund.

Investment Strategies

The Fund seeks to achieve its objective by investing primarily in high yield credit instruments, with a focus on “middle market” issuers in the United States and, to a lesser extent, Canada and Latin America. The Adviser considers middle market companies to be those with normalized earnings before interest, tax and depreciation (“EBITDA”) in the range of $75 to $250 million. Under normal conditions, the Fund invests at least 80% of its Managed Assets in credit instruments and other investments with similar economic characteristics, including convertible debt. “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes).

The Fund invests its assets primarily in credit instruments that are rated below investment grade by some or all relevant independent rating agencies, including Moody’s Investors Service (“Moody’s”), Standard and Poor’s Rating Services (“S&P”) and Fitch Ratings (“Fitch”) (including a significant portion of such assets in credit instruments in the lower tier of the high yield market that are rated B and below). Additionally, certain other high yield securities may be unrated by rating agencies, but determined by the Adviser to be of similar quality as other below investment grade bonds and credit instruments and accordingly suitable for investment by the Fund. The Fund does not have a percentage limitation on investing in securities that are rated below investment grade. The Fund seeks to exploit the substantial liquidity premium often available in the debt instruments of lower-rated, middle market companies.

The Fund invests in high yield bonds, typically of lower-rated corporate borrowers in which the Adviser believes that there exists an attractive risk-return profile and low expectation of default. The Adviser believes that the lower-rated segment of the high yield market provides compelling investment opportunities arising primarily from technical inefficiencies and rating inaccuracies. Accordingly, the Fund generally seeks to purchase bonds at prices that reflect a significant discount to what the Adviser believes to be the target company’s intrinsic value.

Similarly, first and second lien loans of non-investment grade borrowers (“bank loans”) are another area of investment for the Fund. The Adviser believes such investments tend to have significant asset coverage and low expectation of default. The Adviser targets investments in bank loans for the Fund, including loans issued on a primary basis as well as syndicated bank loans that are purchased in the secondary market.

The Adviser believes that the flexibility to invest, sell, and reinvest throughout the capital structure of an issuer (and in particular, in both more senior bank loans and more junior high yield bonds) will enable the Adviser to tailor its investment approach to the specific credit-related circumstances of that issuer as they may change from time to time and thereby select the most attractive opportunities for the Fund.

The Adviser also expects that the Fund will invest in privately-negotiated debt instruments. Certain companies, including middle market companies, may find it difficult to access the public or widely-syndicated markets for debt financing. As a result of this market inefficiency, the Fund may be able to extend attractively priced private bonds and loans to such companies at a compelling risk-reward level (i.e., the relationship between projections for potential profit as compared to projections for potential loss).

The Fund may invest in debt securities of stressed and distressed issuers as well as in defaulted securities and debtor-in-possession (“DIP”) financings. The Fund may also purchase performing bonds and loans that are part of a defaulted capital structure. The Adviser believes that such investments should continue to pay current interest and may be reinstated or paid off in full as part of a larger balance sheet restructuring. The Fund, together with other funds and/or accounts managed by the Adviser, may be one of the largest holders in the fulcrum tranche of securities (i.e., the security in an issuer’s capital structure that is most likely to convert to, or receive, equity in a restructuring), and the Adviser may take an active role in influencing the outcome of any ensuing restructuring (including, for example, by serving as a member of an ad hoc committee of debtholders). The Fund will attempt to use the advantaged negotiating position created by the occurrence (or expectation) of a default to negotiate improved characteristics of the loan or bond through a combination of an increase in interest rate, improvement in debt covenants, stronger legal/structural protections, and, in some instances, obtaining warrants. In certain scenarios, the fulcrum or non-fulcrum tranche may restructure into an equity position or into a combination of debt and equity positions. The Fund will generally not actively target such outcomes; however, once invested in a position, the Adviser may conclude that such an outcome will result in the most favorable recovery on the investment.

The Fund may invest in certain collateralized products, such as collateralized loan obligations (“CLOs”) and collateralized debt obligations (“CDOs”), backed by corporate loans issued to primarily U.S. obligors. The Fund primarily expects to invest in the senior and mezzanine tranches of CLOs that are backed by corporate loans made to companies, but may from time to time invest in the equity tranches of such CLOs. The Fund expects this aspect of its strategy to focus on CLO investments sourced from the secondary market. CLOs are typically backed by a portfolio of senior secured loans. The Fund’s CLO investments may include senior/mezzanine CLO debt tranches (rated investment grade), mezzanine CLO debt tranches (rated below investment grade or unrated), subordinated CLO equity tranches (unrated), leveraged loans (including warehouse facilities that hold such loans) and vehicles that invest indirectly in CLO securities or leveraged loans.

The Fund may also make investments across the Latin American private corporate debt spectrum, including in direct lending and other alternative credit investments primarily denominated in U.S. dollars.

The Fund generally intends to hold a relatively focused portfolio, typically comprising between 25 and 45 issuers.

INVESTMENT PROCESS

In making the investments described above, the Adviser seeks to purchase instruments that the Adviser believes are undervalued and offer a compelling risk-reward ratio. Specifically, the Adviser’s investment process attempts to exploit inefficiencies in the high yield credit markets by adhering to a disciplined, bottom-up, fundamentally-oriented investment process with an emphasis on downside protection. This process applies value investing principles through rigorous research coupled with financial, structural and legal analysis, including a review of bankruptcy law considerations where applicable. The foundation of this investment process is to derive an accurate, real-time valuation of a target company, and invest in securities of that company’s capital structure that potentially offer a significant margin of safety coupled with strong total return potential. By utilizing such a fundamental, bottom-up approach to investing, the Adviser seeks to add value first and foremost through security selection.

Investment Adviser

Polen Capital Credit, LLC (“Polen Credit” or the “Adviser”), an investment adviser registered with the SEC, serves as the investment adviser for the Fund. Subject to the supervision of the Board, the Adviser is responsible for managing the investment activities of the Fund and the Fund’s business affairs and other administrative matters. The Adviser is located at 1075 Main Street, Suite 320, Waltham, MA 02451. The Adviser was founded in 1996 as DDJ Capital Management, LLC and, in addition to serving as the investment adviser to the Fund, provides portfolio management services to individuals, pension and profit sharing plans, other pooled investment vehicles, charitable organizations, state or municipal government agencies and other institutional investors. In January 2022, Polen Capital Management, LLC (“Polen Capital”), an investment adviser registered with the SEC located at 1825 NW Corporate Blvd., Suite 300, Boca Raton, FL 33431, acquired 100% of the Adviser’s outstanding equity interests and, accordingly, the Adviser became a wholly-owned subsidiary of Polen Capital (and shortly thereafter changed its name to Polen Capital Credit, LLC). As of June 30, 2026, Polen Credit had approximately $6.6 billion in assets under management, including assets managed by its controlled subsidiaries.

Pursuant to an investment advisory agreement (the “Management Agreement”), Polen Credit receives an annual fee, payable monthly by the Fund, in an amount equal to 1.25% of the Fund’s average daily Managed Assets (the “Management Fee”).

PORTFOLIO MANAGERS

Benjamin J. Santonelli and John W. Sherman are jointly and primarily responsible for the day-to-day management of the Fund. Mr. Santonelli, a portfolio manager at the Adviser, serves as the lead portfolio manager of the Fund and has ultimate authority and responsibility for all investment decisions for the Fund. Mr. Sherman, another portfolio manager at the Adviser, also serves as a co-portfolio manager of the Fund.

Distributions

The Fund intends to distribute substantially all of its net investment income to shareholders in the form of dividends. The Fund intends to declare income dividends daily and distribute them monthly to shareholders of record. In addition, the Fund intends to distribute any net capital gains it earns from the sale of portfolio securities to shareholders no less frequently than annually.

Unless shareholders specify otherwise, dividends will be reinvested in Shares of the Fund in accordance with the Fund’s dividend reinvestment plan. See “Distributions” and “Dividend Reinvestment Plan.”

Distributor, Custodian, Transfer Agent AND OTHER SERVICE PROVIDERS

Foreside Funds Distributors LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Group) serves as the Fund’s principal underwriter and distributor. The Bank of New York Mellon (the “Custodian”) serves as the primary custodian of the Fund’s assets. BNY Mellon Investment Servicing (US) Inc. serves as the Fund’s transfer agent and dividend disbursement agent. The Fund has engaged The Bank of New York Mellon to provide certain administrative services to the Fund. The Fund has engaged Tidal ETF Services LLC to provide persons to serve as Principal Executive Officer and Principal Financial Officer and provide various other services for the Fund. The Fund has engaged Chenery Compliance Group LLC to provide on-going compliance services, including providing an individual to serve as the Chief Compliance Officer for the Fund.

Unlisted Closed-End Fund Structure; Limited Liquidity	The Fund will not list its Shares for trading on any securities exchange. There is currently no secondary market for its Shares and the Fund does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. In order to provide liquidity to shareholders, the Fund is structured as an “interval fund” and conducts periodic repurchase offers for a portion of its outstanding Shares, as described herein. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund.

Investor Suitability	An investment in the Fund’s Shares should be considered speculative and involving a high degree of risk, including the risk of a loss of some or all of the amount invested. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

PRINCIPAL RISKS OF THE FUND	Investing in the Fund involves risks, including the risk that shareholders may receive little or no return on their investment or may lose part or all of their investment. The NAV of the Shares will fluctuate with and be affected by, among other things, various principal investment risks of the Fund and its investments, which are summarized below. For a more complete discussion of the risks of investing in the Fund, see “Principal Risks of the Fund” in this prospectus.

Limited Operating History Risk: The Fund commenced operations on August 28, 2023 and has a limited operating history. There can be no assurance that the Fund will reach or maintain a sufficient asset size to effectively implement its investment strategy. In addition, the Fund’s gross expense ratio may fluctuate during its initial operating period because of the Fund’s relatively smaller asset size and, until the Fund achieves sufficient scale, a Fund shareholder may experience proportionally higher Fund expenses than would be experienced by shareholders of a fund with a larger asset base.

Portfolio Management Risk: If the strategies used and investments selected by the Fund’s portfolio management team fail to produce the intended result, the Fund may not achieve its objective. As a result, the Fund may suffer losses or underperform other funds with the same investment objective or strategies, even in a favorable market.

Market Risk: The market values of securities will fluctuate, sometimes sharply and unpredictably, based on overall economic conditions, governmental actions or intervention, political developments, and other factors.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance, financial leverage, reduced demand for the issuer’s goods or services, and historical and prospective earnings of the issuer and the value of its assets. A change in the financial condition of a single issuer may affect securities markets as a whole. These risks can apply to the Shares issued by the Fund and to the issuers of securities and other instruments in which the Fund invests.

Repurchase Offers Risk: As described under “Periodic Repurchase Offers” above, the Fund is an “interval fund” and, in order to provide liquidity to shareholders, the Fund, subject to applicable law, will conduct quarterly repurchase offers of the Fund’s outstanding Shares at NAV, subject to approval of the Board. The Fund has in the past received, and may in the future receive, repurchase requests that exceed the limits of a quarterly repurchase offer, and the Fund has in the past repurchased less than the full amount of shares requested, resulting in the repurchase of shares on a pro rata basis. Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by (i) holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments and (ii) holding back (i.e., not investing) cash from the sale of Shares. The Fund believes that it can meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. If the Fund employs investment leverage, repurchases of Shares would compound the adverse effects of leverage in a declining market. Also, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. If a repurchase offer is oversubscribed, the Board may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline.

In the event that the Board determines not to repurchase more than the repurchase offer amount, or if shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. Consequently, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of Shares tendered in a repurchase offer may decline between the Repurchase

Request Deadline and the date on which the NAV for tendered Shares is determined. In addition, the repurchase of Shares by the Fund may be a taxable event to shareholders, potentially including even shareholders who do not tender any Shares in such repurchase.

Illiquidity of Shares: The Fund is designed for long-term investors and not as a trading vehicle. An investment in the Shares, unlike an investment in a traditional listed closed-end fund, should be considered illiquid. The Shares are appropriate only for investors who are seeking an investment in less liquid portfolio investments within an illiquid fund. An investment in Shares is not suitable for investors who need access to the money they invest. Unlike open-end funds (commonly known as mutual funds), which generally permit redemptions on a daily basis, the Shares will not be redeemable at an investor’s option. Unlike traditional listed closed-end funds, the Fund does not intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future.

Fixed Income Securities Risk: The Fund is subject to the general risks and considerations associated with investing in debt securities, including the risk that issuers will fail to make timely payments of principal or interest or default altogether. Typically, shorter-term bonds are less volatile than longer-term bonds; however, longer-term bonds typically offer higher yields and more stable interest income than shorter-term bond investments. Lower-rated securities in which the Fund may invest may be more volatile and may decline more in price in response to negative issuer developments or general economic news than higher rated securities. In addition, as interest rates rise, the Fund’s investments typically will lose value.

High Yield Securities Risk: High yield securities (commonly referred to as “junk” bonds) typically pay a higher yield than investment grade securities, but they have a higher risk of default than investment grade securities, and their prices are much more volatile. The market for high yield securities may be less liquid due to such factors as specific industry developments, interest rate sensitivity, negative perceptions of the junk bond markets generally, and less secondary market liquidity, and may be subject to greater credit risk than investment grade securities. Below investment grade securities may be highly speculative and have poor prospects for reaching investment grade standing. Issuers of below investment grade securities generally are not as strong financially as those issuers with higher credit ratings, and are more likely to encounter financial difficulties. Below investment grade securities are subject to the increased risk of an issuer’s inability to meet principal and interest obligations and a greater risk of default as to principal or interest payments after the Fund purchases their securities. A default, or concerns in the market about an increase in risk of default or the deterioration in the creditworthiness of an issuer, may result in losses to the Fund. The Fund may incur higher expenses to protect its interests in such securities and may lose its entire investment in defaulted bonds. A projection of an economic downturn or of a period rising interest rates could cause a decline in the high yield/high risk bond prices because the advent of a recession could lessen the ability of a highly leveraged company to make principal and interest payment on its debt securities.

The secondary market for high yield securities is concentrated in relatively few market makers and is dominated by institutional investors. As a result, the secondary market for such securities is less liquid and more volatile than the secondary market for higher rated securities. In addition, market trading volume for lower rated securities is generally lower and the secondary market for such securities could shrink or disappear suddenly and without warning as a result of adverse market or economic conditions, independent of any specific adverse changes in the condition of a particular issuer. Because of the lack of sufficient market liquidity, the Fund may incur losses if it is required to effect sales at a disadvantageous time and then only at a substantial drop in price. These factors may have an adverse effect on the market price and the Fund’s ability to dispose of particular portfolio investments. A less liquid secondary market also may make it more difficult for the Fund to obtain precise valuations of the below investment grade securities in its portfolio.

Bank Loan Risk: There are a number of risks associated with an investment in bank loans, including credit risk, interest rate risk, liquidity risk and prepayment risk. Lack of an active trading market, restrictions on resale, irregular trading activity, wide bid/ask spreads, and extended trade settlement periods may impair the ability to sell bank loans within a desired time frame or at an acceptable price.

Investments in below investment grade loans carry similar credit risks to investments in below investment grade (high yield) bonds. Changes in the financial condition of the borrower or economic conditions or other circumstances may reduce the capacity of the borrower to make principal and interest payments on such instruments and may lead to payment defaults, thereby reducing the income to a portfolio as well as a reduction in the value of the principal amount of the loan.

Loans generally are subject to legal or contractual restrictions on resale. The liquidity of loans, including the volume and frequency of secondary market trading in such loans, varies significantly depending on then-current market conditions as well as among individual loans. For example, if the credit quality of a loan unexpectedly declines significantly, secondary market trading in that loan can also decline for a period of time. During periods of infrequent trading or where there may be heightened distressed or “forced” selling activity, valuing a loan can be more difficult, as prices provided by external pricing services may not reflect the actual fair value of the assets. Furthermore, buying and selling a loan at an acceptable price can be more difficult and delayed. Difficulty in selling a loan in particular can result in a loss to the Fund. In addition, bank loans and other similar instruments may not be considered “securities” and, as a result, the Fund may not be entitled to rely on the anti-fraud protections under the federal securities laws and instead may have to resort to state law and direct claims.

Risks related to settlements of loans. The Fund may experience delays in the settlement of certain loan transactions, which themselves are more complicated, are paperwork intensive, and require greater internal resources to settle compared with bonds, particularly in the case of loans that are or become distressed.

Risks related to second lien and unsecured loans. Investments in second lien and unsecured loans entail additional risks, including, but not limited to (i) the subordination of the Fund’s claims to a senior lien in terms of the coverage and recovery from the collateral; and (ii) with respect to second lien loans, the prohibition of or limitation on the right to foreclose on a second lien or exercise other rights as a second lien holder, and with respect to unsecured loans, the absence of any collateral altogether on which the Fund may foreclose to satisfy its claim in whole or in part. In certain cases, therefore, holding a second lien or unsecured loan that subsequently defaults may result in little to no recovery to the Fund.

Direct Lending and Middle Market Company Risk: Investing in middle market companies involves a number of significant risks, including but not limited to the following:

●	they may have limited financial resources and may be unable to meet their debt obligations, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund’s realizing any guarantees the Fund may have obtained in connection with an investment;

●	they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns; and

●	they are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the issuer.

There also is generally little public information about privately-held middle market companies. These middle market companies and their financial information generally are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other regulations that govern public companies, and the Fund may be unable to uncover all material information about these companies, which may prevent the Adviser from making a fully informed investment decision and cause the Fund to lose money on its investments.

Defaulted Bonds Risk: Defaulted bonds are subject to greater risk of loss of income and principal than securities of issuers whose debt obligations are being met. Defaulted bonds are considered speculative with respect to the issuer’s ability to make interest payments and/or pay its obligations in full. The repayment of defaulted bonds therefore is subject to significant uncertainties, and in some cases, there may be no recovery of repayment. Defaulted bonds might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Workout or bankruptcy proceedings typically result in only partial recovery of cash payments or an exchange of the defaulted bond for other securities of the issuer or its affiliates, which securities may in turn be illiquid, subject to restrictions on resale and/or speculative.

Distressed Debt Risk: Investments in stressed and distressed bonds are speculative and involve substantial risks in addition to the risks of investing in high yield debt securities. The anticipated transaction regarding these instruments may be unsuccessful, take considerable time or result in a distribution of cash or a new security or obligation in exchange for the distressed debt obligations, the value of which may be less than the Fund’s purchase price of such debt obligations. The Fund also may incur expenses trying to protect its interests in stressed and distressed debt. Additionally, the prices of stressed and distressed bonds are likely to be more sensitive to adverse economic changes or individual issuer developments than the prices of higher rated securities. During an economic downturn or substantial period of rising interest rates, stressed and distressed debt issuers may experience financial stress that would adversely affect their ability to service their principal and interest payment obligations, to meet their projected business goals, or to obtain additional financing. Moreover, it is unlikely that a liquid market will exist for the Fund to sell its holdings in stressed and distressed debt securities. If the Fund and other accounts managed by the Adviser invest in different parts of an issuer’s capital structure and the issuer encounters financial problems, decisions over the terms of any restructuring or workout are likely to raise conflicts of interest. The Fund may take actions adverse to other accounts or, to minimize such conflicts, may avoid making certain investments or taking certain actions, which could have the effect of limiting the Fund’s investment opportunities. Similarly, other accounts managed by the Adviser may take actions adverse to the Fund.

Credit Risk: Debt securities are subject to the risk that the issuer or guarantor of a security may not make interest and principal payments as they become due or may default altogether. In addition, if the market perceives a deterioration in the creditworthiness of an issuer, the value and liquidity of bonds issued by that issuer may decline. These risks may be heightened with respect to below investment grade securities in particular.

Interest Rate Risk: As interest rates rise, prices of bonds generally fall, typically causing such investments held by the Fund to lose value. Additionally, rising interest rates or lack of market participants may lead to decreased liquidity in fixed income markets. Interest rate changes typically have a greater effect on the price of fixed income securities with longer durations. A wide variety of market factors can cause interest rates to rise, including central bank monetary policy, rising inflation, and changes in general economic conditions. The Fund may be exposed to heightened interest rate risk as interest rates rise from previous, historically low levels.

Corporate Debt Securities Risk: The market value of corporate debt securities may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term corporate debt securities normally fluctuates more in response to changes in interest rates than does the value of shorter-term corporate debt securities. The market value of a corporate debt security also may be affected by factors directly relating to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the market place, performance of management of the issuer, the issuer’s capital structure and use of financial leverage and demand for the issuer’s goods and services. There is a risk that the issuers of corporate debt securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. High yield corporate bonds are often high risk and have speculative characteristics. High yield corporate bonds may be particularly susceptible to adverse issuer-specific developments. In addition, certain corporate debt securities may be highly customized and as a result may be subject to, among others, liquidity and valuation/pricing transparency risks.

CLOs and Other Collateralized Obligations Risk: A CLO is a type of structured product that issues securities collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, second lien loans, and subordinate corporate loans. The underlying loans may be rated below investment grade by a rating agency. A CLO is not merely a conduit to a portfolio of loans; it is a pooled investment vehicle that may be actively managed by the collateral manager. Therefore, an investment in a CLO can be viewed as investing in (or through) another investment adviser and is subject to the layering of fees associated with such an investment. The cash flows from a CLO are divided into two or more classes called “tranches,” each having a different risk-reward structure in terms of the right (or priority) to receive interest payments from the CLO. The risks of an investment in a CLO depend largely on the type of the collateral held in the CLO portfolio and the tranche of securities in which the Fund invests. Generally, the risks of investing in a CLO can be summarized as a combination of economic risks of the underlying loans combined with the risks associated with the CLO structure governing the priority of payments.

Equity Securities Risk: The Fund may invest in equities of companies, which are generally acquired as a result of a restructuring of previously held debt obligations or otherwise in a secondary market transaction. The value of such equities, which oftentimes are not publicly-traded or liquid, will rise and fall in response to the activities of the company that issued the securities, general market conditions, and/or specific economic or political conditions. Equity investments, as the most junior security in a company’s capital structure, generally involve a high risk of loss and typically are subject to significant volatility in price. This risk of loss is further elevated because the Adviser’s investment strategies may target businesses that may be experiencing or recently experienced financial distress, or may be in, entering, or emerging from, bankruptcy proceedings.

Foreign Currency Risk: Investments in securities denominated in foreign currencies or in issuers receiving revenues in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline in value relative to the currency being hedged. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities that are denominated in those currencies. Foreign currency exchange rates may fluctuate significantly over short periods of time.

Canadian Securities Risk: The Fund may invest in, and/or have exposure to, Canadian securities. The Canadian economy may be significantly affected by the U.S. economy because the U.S. is Canada’s largest trading partner and foreign investor. Canada’s largest exports are its natural resources, so the Canadian economy is dependent on the demand for, and supply and price of, natural resources, and any market developments that reduce the price of such goods could disproportionately affect the Canadian economy, and accordingly, Canadian securities. Any downturn in U.S. economic activity is likely to have an adverse impact on the Canadian economy. The Canadian economy is also dependent upon external trade with other key trading partners, including China and the European Union. In addition, Canada is a large supplier of natural resources (e.g., oil, natural gas and agricultural products). As a result, the Canadian economy is sensitive to fluctuations in certain commodity prices.

Investment in Latin America Risk: Certain Latin American securities in which the Fund may invest may consist of issuers in so-called “emerging markets” (or less developed countries). Such investments are particularly speculative and entail all of the risks of investing in foreign securities but to a heightened degree. Emerging markets generally have less developed trading markets and exchanges, thus securities of issuers in emerging and developing markets may be more difficult to sell at acceptable prices and may show greater price volatility than securities of issuers in more developed markets. In addition, emerging markets countries may have more or less government regulation and generally do not impose as extensive and frequent accounting, auditing, financial and other reporting requirements as the securities markets of more developed countries. There may be significant differences between financial statements prepared in accordance with an emerging market’s accounting standards as compared to financial statements prepared in accordance with international accounting standards. Consequently, the quality of certain foreign audits may be unreliable, which may require enhanced procedures, and the Fund may not be provided with the same level of protection or information as would generally apply in developed countries, potentially exposing the Fund to significant losses. Further, investments in securities of issuers located in certain emerging countries involve the risk of loss resulting from substantial economic, political and social disruptions. The Fund may provide financing to corporate issuers headquartered in, generating a material portion of their annual revenues from, or having a material portion of their assets in, Latin America.

Liquidity Risk: To the extent consistent with the applicable liquidity requirements for interval funds under Rule 23c-3 of the 1940 Act and the Fund’s investment guidelines, the Fund may invest significantly in illiquid securities. Liquidity risk exists when particular investments are difficult to purchase or sell at the time that the Fund would like or at the price that the Fund believes such investments are currently worth. Many of the Fund’s investments may be illiquid. Illiquid securities may become harder to value, especially in changing markets. The Fund’s investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantageous time or price or possibly require the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations, which could prevent the Fund from taking advantage of other investment opportunities. Additionally, the market for certain investments may become illiquid under adverse market or economic conditions independent of any specific adverse changes in the conditions of a particular issuer.

To the extent that the Fund’s portfolio includes securities of companies with smaller market capitalizations, foreign (non-U.S.) securities, certain Rule 144A securities, senior loans, illiquid sectors of fixed income securities, derivatives or securities with substantial market and/or credit risk, the Fund will tend to have the greatest exposure to liquidity risk. Further, fixed income securities with longer durations until maturity may face heightened levels of liquidity risk as compared to fixed income securities with shorter durations until maturity.

The risks associated with illiquid instruments may be particularly acute in situations in which the Fund’s operations require cash (such as in connection with repurchase offers) and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments. It may also be the case that other market participants may be attempting to liquidate fixed income holdings at the same time as the Fund, causing increased supply in the market and contributing to liquidity risk and downward pricing pressure.

Industry and Sector Risk: Although the Fund does not employ an industry or sector focus, its exposure to specific industries or sectors will increase from time to time based on the portfolio management team’s perception of investment opportunities. If the Fund overweights a single industry or sector relative to its benchmark index, the Fund will face an increased risk that the value of its portfolio will decrease because of events disproportionately affecting that industry or sector. Furthermore, investments in particular industries or sectors may be more volatile than the broader market as a whole.

Sector Risk - Materials Investments: To the extent the Fund concentrates its investments in companies in the materials sector, it is vulnerable to the particular risks that may affect companies in the materials sector. Companies in the materials sector are subject to certain risks, including that many materials companies are significantly affected by the level and volatility of commodity prices, exchange rates, import controls, increased competition, environmental policies, consumer demand, and events occurring in nature. For instance, natural events (such as earthquakes, hurricanes or fires in prime natural resource areas) and political events (such as government instability or military confrontations and actions) can affect the value of companies involved in business activities in the materials sector. Performance of such companies may be affected by factors including, among others, that at times worldwide production of industrial materials has exceeded demand as a result of over-building or economic downturns, leading to poor investment returns or losses.

Call Risk: Call risk refers to the possibility that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer’s credit quality). If an issuer calls a security in which the Fund has invested, the Fund may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks, or securities with other, less favorable features.

Counterparty Risk: Certain markets in which the Fund effects its transactions are “over the counter” or “inter-dealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange based” markets. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking to market and settlement, and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes the Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Fund to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where the Fund has concentrated its transactions with a single or small group of counterparties. The Fund is not restricted from dealing with any particular counterparty or from concentrating its investments with one counterparty. The ability of the Fund to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

Private Placements Risk: In addition to the general risks to which all securities are subject, securities received in a private placement generally are subject to strict restrictions on resale, and there may be no liquid secondary market or ready purchaser for such securities, and a liquid secondary market may never develop. Therefore, the Fund may be unable to dispose of such securities when it desires to do so, or at the most favorable time or price. Private placements may also raise valuation risks.

Inflation/Deflation Risk: Inflation risk is the risk that the value of assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of payments at future dates. Deflation risk is the risk that prices throughout the economy decline over time. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio and Shares.

High rates of inflation and rapid increases in the rate of inflation generally have a negative impact on financial markets and the broader economy. In an attempt to stabilize inflation, governments may impose wage and price controls or otherwise intervene in a country’s economy. Governmental efforts to curb inflation, including by increasing interest rates or reducing fiscal or monetary stimuli, often have negative effects on the level of economic activity. Certain countries, including the U.S., recently have experienced increased levels of inflation, and persistently high levels of inflation could have a material and adverse impact on the Fund’s investments and its returns. For example, if a portfolio company were unable to increase its revenue while Fund’s cost of relevant inputs was increasing, the portfolio company’s profitability likely would suffer. Likewise, to the extent a portfolio company has revenue streams that are slow or unable to adjust to changes in inflation, including by contractual arrangements or otherwise, the portfolio company could increase revenue by less than its expenses increase. Conversely, as inflation declines, a portfolio company may see its competitors’ costs stabilize sooner or more rapidly than its own.

Risk of Regulatory Changes: Legal, tax and regulatory changes could occur and may adversely affect the Fund and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. New (or revised) laws or regulations may be imposed by the U.S. Commodity Futures Trading Commission (“CFTC”), the SEC, the U.S. Internal Revenue Service (“IRS”), the Federal Reserve or other banking regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund. The EU (and some other jurisdictions) have implemented or are in the process of implementing similar requirements. The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental regulatory authorities or self-regulatory organizations.

To the extent the Fund and the Adviser are or have historically been eligible for exemptions from certain regulations, there is no assurance that the Fund and the Adviser will continue to be eligible for such exemptions.

Repurchase Agreement Risk: The Fund may enter into repurchase agreements. If the party agreeing to repurchase should default, the Fund will seek to sell the securities which it holds. This could involve procedural costs or delays in addition to a loss on the securities if their value should fall below their repurchase price. These events could also trigger adverse tax consequences for the Fund.

Distribution Risk: The Fund’s distribution rate may be affected by numerous factors, including but not limited to changes in realized and projected market returns, fluctuations in market interest rates, Fund performance, and other factors. There can be no assurance that a change in market conditions or other factors will not result in a change in the Fund distribution rate or that the rate will be sustainable in the future. The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and/or borrowings.

Reinvestment Risk: Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. For instance, during periods of declining interest rates, an issuer of debt obligations may exercise an option to redeem securities prior to maturity, forcing the Fund to invest in lower-yielding securities. The Fund also may choose to sell higher yielding portfolio securities and to purchase lower yielding securities to achieve greater portfolio diversification, because the portfolio managers believe the current holdings are overvalued or for other investment-related reasons. A decline in income received by the Fund from its investments is likely to have a negative effect on dividend levels, NAV and/or overall return of the Shares.

Tax Treatment Limitations and Potential Changes in Tax Treatment Risk: The Fund has elected to be treated and intends to continue to qualify as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). In order to qualify as a RIC under Subchapter M, at least 90% of the Fund’s gross income for each taxable year must be “qualifying income,” and the Fund must meet certain asset diversification tests.

To the extent that the Fund utilizes derivatives in pursuing its investment strategy, the Fund believes that such utilization of derivatives will generate qualifying income under current U.S. federal income tax law, but certain aspects of the tax treatment of such instruments are currently unclear.

The Fund’s qualification and taxation as a RIC depends upon the Fund’s ability to satisfy on a continuing basis, through actual, annual operating results, distribution, income and asset, and other requirements imposed under the Code. However, no assurance can be given that the Fund will be able to meet the complex and varied tests required to qualify as a RIC or to avoid corporate level tax. In addition, because the relevant laws may change, compliance with one or more of the RIC requirements may be impossible or impracticable.

Non-Diversification Risk: The Fund is “non-diversified,” which means that the Fund may invest a significant portion of its assets in the securities of a small number of issuers than a diversified fund. A fund that invests in a relatively smaller number of issuers is more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund might be and the risk that it may not meet the RIC diversification test. Some of those issuers also may present substantial credit or other risks. Similarly, the Fund may be subject to increased economic, business or political risk to the extent that it invests a substantial portion of its assets in a particular currency, in a group of related industries, in a particular issuer, in the bonds of similar projects or in a narrowly defined geographic area outside the U.S.

Market Disruption and Geopolitical Risk: Market risks, including political, regulatory, market, economic and social developments and developments that impact specific economic sectors, industries or segments of the market, can affect the value and liquidity of the Fund’s investments, which may become more difficult to value. In addition, turbulence and reduced liquidity in financial markets may negatively affect issuers, sponsors and other market participants, which could adversely affect the Fund. Stock prices may experience greater volatility during periods of challenging market conditions, and there can be severe limitations on an investor’s ability to sell certain debt securities, including those that are of higher credit quality, during a period of reduced credit market liquidity. As a result, during these periods, the Fund’s NAV will fluctuate. A shareholder may experience a significant decline in the value of its investment and could lose money.

Global economies and financial markets are becoming increasingly interconnected, and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market. These risks may be magnified if certain events or developments were to adversely interrupt the global supply chain, which could affect companies worldwide. The Adviser’s business activities, as well as the activities of the Fund, its portfolio investments and their operations, could be materially adversely affected by outbreaks of disease, epidemics and public health issues, which can exacerbate pre-existing political, social and economic risks in certain countries or regions and trigger a prolonged period of global economic slowdown. Recent examples include pandemic risks related to COVID-19 (notably, its significant negative impact on economic and market conditions and global supply chains, and the aggressive measures taken worldwide in response by governments and businesses), shifts in global trade, immigration, regulatory and other policies, and geopolitical tensions and risks such as those related to Russia’s invasion of Ukraine, ongoing conflicts in the Middle East and other geopolitical tensions, hostilities and instability. To the extent the Fund has significant investments in certain countries, regions, companies, industries or market sectors, such positions will increase the risk of loss from adverse developments affecting those countries, regions, companies, industries or sectors. Additionally, increasing cybersecurity threats, technological disruptions and climate-related events (such as natural disasters and extreme weather) may cause sudden and significant market disruptions.

Valuation Risk: Unlike publicly-traded common stock, which trades on national exchanges, there is no central exchange for fixed-income securities, including bank loans, to trade. Such fixed-income securities generally trade on an “over-the-counter” market, where the buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of fixed-income securities, particularly in the lower tier of the high yield market where there are fewer market makers, may carry more risk than that of publicly-traded common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing by third party pricing vendors. Moreover, to the extent that prices or quotations are not available from such third party pricing vendors, or when the Adviser believes that they are unreliable and not indicative of fair value, securities may be priced by the Fund using fair value procedures approved by the Board. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when a fixed-income security is sold in the market, the amount received by the Fund is less than the value of such fixed-income security carried on the Fund’s books.

The valuation of the Fund’s investments involves subjective judgment. There can be no assurance that the Fund will value its investments in a manner that accurately reflects their current market values or that the Fund will be able to sell any investment at a price equal to the valuation ascribed to that investment for purposes of calculating the Fund’s NAV. Incorrect valuations of the Fund’s portfolio holdings could result in the Fund’s shareholder transactions being effected at a NAV that does not accurately reflect the underlying value of the Fund’s portfolio, resulting in the dilution of shareholder interests.

Advancements in Artificial Intelligence and Machine Learning Risk. Technological developments in artificial intelligence, including machine learning technology and generative artificial intelligence (“AI Technologies”) and their current and potential future applications, as well as the legal and regulatory frameworks within which they operate, are rapidly evolving. The full extent of current or future risks related thereto is not possible to predict and the Adviser as well as the Fund’s portfolio companies may not be able to anticipate, prevent, mitigate or remediate all of the potential risks, challenges or impacts of such changes. Any of these technological innovations could result in harm to the Adviser, the Fund, the Fund’s portfolio companies or their respective service providers and affiliates; reduce demand for their products, services, software or technology offerings; significantly disrupt the markets in which they operate; and subject them to increased competition, including industry pricing or other competitive dynamics. These effects could materially and adversely affect their business, financial condition and results of operations, impact their valuations and ultimately have an adverse impact on us. Advancements in computing and AI Technologies, including efficiency improvements, without related increases in the adoption and development of such technologies, could also negatively impact demand for, and the valuation of, digital infrastructure assets.

Litigation Risk. The Adviser and its affiliates engage in a broad variety of activities in respect of their managed funds and accounts and underlying investments. These activities subject the Adviser and its affiliates to risks of becoming involved in litigation by third parties and subject the Adviser and its affiliates to investigations or proceedings initiated by governmental authorities. Additionally, in the ordinary course of its business, the Fund may be subject to litigation from time to time. The outcome of such proceedings may materially adversely affect the value of the Fund and may continue without resolution for long periods of time. Any litigation may consume substantial amounts of the Adviser’s and its principals’ time and attention, and the time and the devotion of resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. The adoption of new, or the enhancement of existing, laws and regulations may further increase the risk of litigation. Any such litigation would likely have a negative financial impact on the Fund.

In recent periods, there has been negative publicity relating to the private credit industry that could harm the Fund’s or the Adviser’s reputation. In addition, partially as a result of certain high profile defaults and bankruptcies, there has also been increased negative publicity with respect to the private credit industry. Although neither the Fund nor the Adviser have been affected by those particular defaults and bankruptcies, the negative publicity, press speculation and concerns surrounding the private credit industry generally, whether valid or not, could in the future harm the Fund’s or the Adviser’s reputation, heighten scrutiny of the Fund’s and the Adviser’s business, encourage litigation and regulatory inquiries and adversely affect the Fund’s borrower or investor relationships and fundraising efforts.

Import/Export Regulation Risk: Significant changes to U.S. trade policy, including changes to current legislation and trade agreements and the imposition of tariffs on a range of goods imported into the U.S., has resulted in a few countries retaliating with tariffs against the United States. These retaliatory actions could trigger extended “trade wars” between the U.S. and its trading partners, resulting in additional barriers to the international market, inclusive of customers, vendors, and potential investors. Under these circumstances, the cost of goods for some portfolio companies could increase, resulting in lower consumer demand for their goods and reduced cash flows. While it is unknown whether and to what extent new legislation will be enacted into law, the enactment or amendment of trade legislation and/or renegotiation of trade agreements may impose additional compliance costs on portfolio companies, restrict their ability to participate in international markets and otherwise disrupt their current operations.

Leverage Risk: The Fund does not currently anticipate engaging in Borrowings. However, the Fund may employ leverage through Borrowings in the future, with notice to shareholders. The Fund’s use of leverage could create the opportunity for a higher return for shareholders, but would also result in special risks for shareholders and can magnify the effect of any losses. If the income and gains earned on the securities and investments purchased with leverage proceeds are greater than the cost of the leverage, the return on the Shares will be greater than if leverage had not been used. Conversely, if the income and gains from the securities and investments purchased with such proceeds do not cover the cost of leverage, the return on the Shares will be less than if leverage had not been used. There is no assurance that a leveraging strategy will be successful. In addition, derivative transactions, if utilized, can involve leverage or the potential for leverage because they enable the Fund to magnify the Fund’s exposure beyond its investment.

Because the fee paid to the Adviser is calculated on the basis of the Fund’s Managed Assets which include the proceeds of leverage, the dollar amount of the management fee paid by the Fund to the Adviser will be higher (and the Adviser will be benefited to that extent) if leverage is utilized. The Adviser will utilize leverage only if it believes such action would result in a net benefit to the Fund’s shareholders after taking into account the higher fees and expenses associated with leverage (including higher management fees).

Leverage involves risks and special considerations compared to a comparable portfolio without leverage including: (i) the likelihood of greater volatility of the Fund’s NAV; (ii) the risk that fluctuations in interest rates on Borrowings will reduce the return to the shareholders or will result in fluctuations in the dividends paid on the Shares; (iii) the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Shares than if the Fund were not leveraged; (iv) if the Fund uses leverage, the investment management fees payable to the Adviser will be higher than if the Fund did not use leverage, and may provide a financial incentive to the Adviser to increase the Fund’s use of leverage and create an inherent conflict of interest; and (v) leverage may increase expenses, which may reduce total return.

A decline in the Fund’s NAV could affect the ability of the Fund to make dividend payments to shareholders. The failure to pay dividends or make distributions could result in the Fund ceasing to qualify as a RIC under the Code, which could have a material adverse effect on the value of the Shares. If the asset coverage for preferred shares or Borrowings declines to less than 200% or 300%, respectively (as a result of market fluctuations or otherwise), the Fund may be required to sell a portion of its investments when it may be disadvantageous to do so.

All costs and expenses related to any form of leverage used by the Fund will be borne entirely by the shareholders.

SUMMARY OF FUND EXPENSES

This table is intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund.

Shareholder Transaction Expenses (fees paid directly from your investment):

Institutional Class[1]
Maximum Initial Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None[1]
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or repurchase proceeds, whichever is lower)	None
Dividend Reinvestment Fees	None
Repurchase Fee (as a percentage of amount redeemed)	None[2]

Annual Fund Operating Expenses (as a percentage of net assets attributable to common Shares):

Institutional Class
Management Fee	1.25%
Distribution and Service (12b-1) Fees	N/A
Other Expenses[3]	1.88%
Total Annual Fund Operating Expenses	3.13%
Fee Waiver and/or Expense Reimbursement[4]	(2.38)%
Total Annual Fund Operating Expenses	0.75%

1	While neither the Fund nor the Distributor impose an initial sales charge on Institutional Class Shares, if you buy Institutional Class Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.
2	The Fund does not currently impose any repurchase fees, but may in the future impose repurchase fees of up to 2.00% on Shares accepted for repurchase that have been held for less than one year.
3	The Fund does not currently anticipate engaging in Borrowings and has not engaged in Borrowings since its commencement of operations. The fee table, therefore, reflects no use of leverage. However, the Fund may employ leverage through Borrowings in the future, with notice to Shareholders.
4	The Adviser has contractually agreed to waive its fees and/or reimburse expenses to the extent necessary to ensure that total annual fund operating expenses (excluding distribution and service fees and expenses, interest and borrowing costs, taxes, dividends, investment-related expenses (such as fees and expenses of outside legal counsel or third party consultants, due diligence-related expenses, and other costs, expenses, and liabilities with respect to consummated and unconsummated investments), extraordinary expenses, “Acquired Fund Fees and Expenses”, and brokerage commissions) do not exceed an annual rate of 0.75% (the “Expense Limitation”). The Expense Limitation will remain in effect until August 31, 2027, unless the Board of Trustees approves its earlier termination. The Adviser is entitled to recover, subject to approval by the Board of Trustees, any fees waived and/or expenses reimbursed by the Adviser with respect to the Fund for a three-year period following the date of such fee waiver and/or expense reimbursement, to the extent the Fund’s total annual operating expenses do not exceed the limits described above or any lesser limits in effect at the time of the reimbursement.

Example

The following example is intended to help you understand the various costs and expenses that you, as a holder of Shares, would bear directly or indirectly. The example illustrates the expenses that you would pay on a $1,000 investment in the Shares, assuming a 5% annual return:

	1 Year	3 Years	5 Years	10 Years
Institutional Class	$77	$741	$1,431	$3,272

The example above should not be considered a representation of future expenses. Actual expenses may be higher or lower than those shown. The example assumes that the Other Expenses set forth in the Annual Fund Operating Expenses table above are accurate, that the Total Annual Fund Operating Expenses (as described above) remain the same each year, except to reflect any contractual fee waivers and reduce annual expenses upon completion of amortization of organization and offering expenses and that all dividends and distributions are reinvested at NAV. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance for the life of the Fund’s operations. The table sets forth selected information derived from the financial statements for the period from August 28, 2023 (commencement of operations) to April 30, 2026, which have been audited by PricewaterhouseCoopers LLP (“PwC”), the Fund’s independent registered public accounting firm. PwC’s report, along with the Fund’s financial statements, are included in Form N-CSR for the year ended April 30, 2026. The 2026 financial statements and Financial Highlights are incorporated by reference into this Prospectus. The Fund’s website, https://www.polencapital.com/strategies/credit-opportunities-fund, contains the Fund’s most recent annual and semi-annual reports. You may also obtain the annual and semi-annual reports and SAI without charge by calling 1-833-996-2518.

Institutional Class Shares

	For the Year Ended April 30, 2026	For the Year Ended April 30, 2025	For the Period Ended April 30, 2024*
Per Share Operating Performance
Net asset value, beginning of year/period	$9.26	$10.03	$10.00
Net investment income[1]	0.95	0.93	0.68
Net realized and unrealized gain/(loss) on investments	(0.76)	(0.77)	0.03
Total from investment operations	0.19	0.16	0.71
Dividends and distributions to shareholders from:
Net investment income	(0.95)	(0.93)	(0.68)
Net asset value, end of year/period	$8.50	$9.26	$10.03
Total investment return[2]	2.07%	1.47%	7.30%
Ratios/Supplemental Data
Net assets, end of year/period (in 000s)	$36,041	$40,482	$28,455
Ratio of expenses to average net assets	0.75%	0.75%	0.75	%(3)(4)
Ratio of expenses to average net assets without waivers and/or reimbursements[5]	3.13%	3.89%	6.58	%(3)(4)
Ratio of net investment income to average net assets	10.62%	9.48%	10.04	%(3)
Portfolio turnover rate	56%	27%	21	%(6)

*	Commencement of operations on August 28, 2023.
[1]	The selected per share data was calculated using the average shares outstanding method for the period.
[2]	Total investment return is calculated assuming a purchase of shares on the first day and a sale of shares on the last day of each period reported and includes reinvestment of dividends and distributions, if any. Total returns for periods less than one year are not annualized.
[3]	Annualized.
[4]	Organizational and offering costs were not annualized in the calculation of the ratios.
[5]	During the period, certain fees were waived. If such fee waivers and/or reimbursements had not occurred, the ratios would have been as indicated.
[6]	Not annualized.

THE FUND

The Fund is a non-diversified, closed-end management investment company registered under the 1940 Act. The Fund continuously offers its Shares and is operated as an “interval fund.” The Fund currently offers one class of Shares, Institutional Class Shares, and may offer additional classes of Shares at a later date. The Fund intends to rely on exemptive relief from the SEC that permits the Fund to issue multiple classes of Shares and to, among other things, impose asset-based distribution fees and early-withdrawal fees. The Fund was organized as a Delaware statutory trust on February 13, 2023, pursuant to the Declaration and Agreement of Trust (the “Declaration of Trust”), which is governed by the laws of the State of Delaware. The Fund’s principal office is located at 103 Bellevue Parkway, 2nd Floor, Wilmington, DE 19809, and its telephone number is 1-833-996-2518.

Simultaneous with the Fund’s commencement of operations on August 28, 2023, the Predecessor Fund was reorganized with and into the Fund.

USE OF PROCEEDS

The Fund will invest the net proceeds of the continuous offering of Shares on an ongoing basis in accordance with its investment objective and policies as stated below. Pending the investment of the proceeds pursuant to the Fund’s investment objective and policies, the Fund may invest a portion of the proceeds of the offering, which may be a substantial portion, in money market instruments, including U.S. government securities, repurchase agreements, bank obligations and commercial paper, as well as cash, cash equivalents or high quality short-term fixed income and other securities to meet operational needs. The Fund may be prevented from achieving its investment objective during any time in which the Fund’s assets are not substantially invested in accordance with its policies. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies within approximately three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objective and policies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. A delay in the anticipated use of proceeds could lower returns and reduce the Fund’s distribution to shareholders.

THE FUND’S INVESTMENT OBJECTIVE, STRATEGIES,

AND PRINCIPAL RISKS

Investment Objective

The Fund’s investment objective is overall total return consisting of a high level of current income together with long-term capital appreciation. Although no change is anticipated, the Fund’s investment objective may be changed without shareholder approval upon 60 days’ notice to shareholders.

Investment Strategies

The Fund seeks to achieve its objective by investing primarily in high yield credit instruments, with a focus on “middle market” issuers in the United States and, to a lesser extent, Canada and Latin America. The Adviser considers middle market companies to be those with normalized EBITDA in the range of $75 to $250 million. Under normal conditions, the Fund invests at least 80% of its Managed Assets in credit instruments and other investments with similar economic characteristics, including convertible debt. The credit instruments held by the Fund may include fixed-rate, floating rate, deferred interest or pay-in-kind securities or other obligations, when-issued securities, securities issued in connection with mezzanine financing, bank debt or interests in other credit facilities or other loans or claims, whether held directly or through participations and convertible debt. To the extent that the Fund invests in derivative instruments with economic characteristics similar to those credit instruments, the daily marked-to-market value of such investments will be included for purposes of the Fund’s 80% investment policy. The Fund’s 80% investment policy may be changed by the Board, upon 60 days’ prior notice to shareholders.

Although not a principal investment strategy, the Fund may invest up to 20% of its Managed Assets in other securities and instruments including, without limitation: equity securities, including equity securities of issuers that are related to the Fund’s investments in credit instruments, such as common stock and preferred stock (including warrants or other rights to acquire common or preferred stock) and cash equivalents and money market funds for the temporary investment of cash.

The Fund will not purchase common stock or warrants to acquire common stock, unless such common stock or warrants are acquired as a result of a reorganization, corporate action or conversion, or as part of a unit of, or in connection with, a high yield issue, or issued by a non-investment grade company or company exhibiting similar characteristics. No more than 10% of the Fund’s Managed Assets will be invested in securities denominated in currencies other than U.S. dollars.

The Fund may invest in credit instruments of any credit quality, maturity and/or duration. The Fund invests its assets primarily in credit instruments that are rated below investment grade by some or all relevant independent rating agencies, including Moody’s, S&P and Fitch (including a significant portion of such assets in credit instruments in the lower tier of the high yield market that are rated B and below). Additionally, certain other high yield securities may be unrated by rating agencies, but determined by the Adviser to be of similar quality as other below investment grade bonds and credit instruments and accordingly suitable for investment by the Fund. The Fund does not have a percentage limitation on investing in securities that are rated below investment grade. The Fund seeks to exploit the substantial liquidity premium often available in the debt instruments of lower-rated, middle market companies. The Fund’s investments in credit instruments may be illiquid, including interests in private or restricted securities or securities or other obligations that may be subject to a “lock-up” agreement or similar contractual limitation with respect to their disposition.

The Fund invests in high yield bonds, typically of lower-rated corporate borrowers in which the Adviser believes that there exists an attractive risk-return profile and low expectation of default. The Adviser believes that the lower-rated segment of the high yield market provides compelling investment opportunities arising primarily from technical inefficiencies and rating inaccuracies. Accordingly, the Fund generally seeks to purchase bonds at prices that reflect a significant discount to what the Adviser believes to be the target company’s intrinsic value.

Similarly, first and second lien loans of non-investment grade borrowers (“bank loans”) are another area of investment for the Fund. The Adviser believes such investments tend to have significant asset coverage and low expectation of default. The Adviser targets investments in bank loans for the Fund, including loans issued on a primary basis as well as syndicated bank loans that are purchased in the secondary market.

The Adviser believes that the flexibility to invest, sell, and reinvest throughout the capital structure of an issuer (and in particular, in both more senior bank loans and more junior high yield bonds) will enable the Adviser to tailor its investment approach to the specific credit-related circumstances of that issuer as they may change from time to time and thereby select the most attractive opportunities for the Fund.

The Adviser also expects that the Fund will invest in privately-negotiated debt instruments. Certain companies, including middle market companies, may find it difficult to access the public or widely-syndicated markets for debt financing. As a result of this market inefficiency, the Fund may be able to extend attractively priced private bonds and loans to such companies at a compelling risk-reward level (i.e., the relationship between projections for potential profit as compared to projections for potential loss).

The Fund may invest in debt securities of stressed and distressed issuers as well as in defaulted securities and DIP financings. The Fund may also purchase performing bonds and loans that are part of a defaulted capital structure. The Adviser believes that such investments should continue to pay current interest and may be reinstated or paid off in full as part of a larger balance sheet restructuring. The Fund, together with other funds and/or accounts managed by the Adviser, may be one of the largest holders in the fulcrum tranche of securities (i.e., the security in an issuer’s capital structure that is most likely to convert to, or receive, equity in a restructuring), and the Adviser may take an active role in influencing the outcome of any ensuing restructuring (including, for example, by serving as a member of an ad hoc committee of debtholders). The Fund will attempt to use the advantaged negotiating position created by the occurrence (or expectation) of a default to negotiate improved characteristics of the loan or bond through a combination of an increase in interest rate, improvement in debt covenants, stronger legal/structural protections, and, in some instances, obtaining warrants. In certain scenarios, the fulcrum or non-fulcrum tranche may restructure into an equity position or into a combination of debt and equity positions, and the Fund may make additional investments in an issuer in such scenarios. The Fund will generally not actively target such outcomes; however, once invested in a position, the Adviser may conclude that such an outcome will result in the most favorable recovery on the investment.

The Fund may invest in certain collateralized products, such as CLOs and CDOs, backed by corporate loans issued to primarily U.S. obligors. The Fund primarily expects to invest in the senior and mezzanine tranches of CLOs that are backed by senior secured corporate loans made to companies, but may from time to time invest in the equity tranches of such CLOs. The Fund expects this aspect of its strategy to focus on CLO investments sourced from the secondary market. CLOs are typically backed by a portfolio of senior secured loans. The Fund’s CLO investments may include senior/mezzanine CLO debt tranches (rated investment grade), mezzanine CLO debt tranches (rated below investment grade or unrated), subordinated CLO equity tranches (unrated), leveraged loans (including warehouse facilities that hold such loans) and vehicles that invest indirectly in CLO securities or leveraged loans.

The Fund may also make investments across the Latin American private corporate debt spectrum, including in direct lending and other alternative credit investments primarily denominated in U.S. dollars.

The Fund generally intends to hold a relatively focused portfolio, typically comprising between 25 and 45 issuers.

The Fund is permitted to borrow money in an amount up to 33-1/3% of its total assets. The Fund does not currently anticipate engaging in borrowings (i.e., loans from certain financial institutions and/or the issuance of debt and/or preferred securities, “Borrowings”). However, the Fund may employ leverage through Borrowings in the future, with notice to shareholders. Accordingly, prospective investors should consider carefully the risks related to leverage and Borrowings summarized below. See “Principal Risks of the Fund – Leverage Risk.”

Because the fee paid to the Adviser is calculated on the basis of the Fund’s Managed Assets, which include the proceeds of leverage, the dollar amount of the management fee paid by the Fund to the Adviser will be higher (and the Adviser will be benefited to that extent) if leverage is utilized. The Adviser will utilize leverage only if it believes such action would result in a net benefit to the Fund’s shareholders after taking into account the higher fees and expenses associated with leverage (including higher management fees).

During temporary defensive periods or for cash management purposes in connection with the Fund’s operations, including the period during which the proceeds of the continuous offering of shares are being invested, the Fund may deviate from its investment objective and policies. During such periods, the Fund may invest up to 100% of its assets in money market instruments, including U.S. government securities, repurchase agreements, bank obligations and commercial paper, as well as cash, cash equivalents or high quality short-term fixed income and other securities. Accordingly, during such periods, the Fund may not achieve its investment objective.

Investment Process

In making the investments described above, the Adviser seeks to purchase instruments that the Adviser believes are undervalued and offer a compelling risk-reward ratio. Specifically, the Adviser’s investment process attempts to exploit inefficiencies in the high yield credit markets by adhering to a disciplined, bottom-up, fundamentally-oriented investment process with an emphasis on downside protection. This process applies value investing principles through rigorous research coupled with financial, structural and legal analysis, including a review of bankruptcy law considerations where applicable. The foundation of this investment process is to derive an accurate, real-time valuation of a target company, and invest in securities of that company’s capital structure that potentially offer a significant margin of safety coupled with strong total return potential. By utilizing such a fundamental, bottom-up approach to investing, the Adviser seeks to add value first and foremost through security selection.

The members of the Adviser’s research team are generally organized as sector specialists and cover two to four sectors each. The Adviser believes that this structure enables its analysts to develop a deep understanding of the industries that they cover, as well as a network of relationships that they can leverage as they research companies. The goal of the analyst is to identify the most compelling risk-adjusted investment opportunities in a target company’s capital structure. Once a potential investment opportunity is identified, the analyst prepares a “first pass” analysis outlining the company’s business model, financial condition, and the investment thesis. If a senior investment professional, such as the portfolio manager, agrees with the analyst’s recommendation, a more in-depth “second pass” analysis is undertaken in order to create a more thorough, overall financial assessment and validate the underlying investment thesis.

The second pass, or “deep dive”, includes more extensive due diligence on the business and the securities that are being considered for investment. The Adviser’s analysts frequently meet or otherwise communicate with target company management, as well as competitors, customers, suppliers and other third parties that are familiar with the company or industry, in order to acquire a more thorough understanding of the relevant aspects of the underlying business and corresponding investment opportunity. Historically, the Adviser has found that the management teams of middle market companies are more readily accessible than those of larger companies, which enables its research analysts to identify attractive investment opportunities that larger investment managers may be less likely to recognize. In addition, analysts utilize a number of resources to identify, research, analyze, and recommend investments, including: company financial statements, company and industry contacts, industry consultants and trade literature. Finally, in order to more fully understand the risk and rewards of a potential investment, the Adviser’s analysts evaluate industry fundamentals, market share, pricing power, operating characteristics, and historical and projected financial performance.

The Adviser manages the investment portfolio of the Fund by using a collaborative, team-based approach whereby research analysts provide substantial insight into the investment process for their respective industries. Investments that are selected for inclusion in the Fund’s portfolio are purchased in accordance with the Adviser’s disciplined and systematic approach to purchasing and trading positions. The Adviser typically seeks to accumulate positions patiently and, to the extent possible, without disrupting the market price. Accordingly, the Adviser generally will attempt to scale in and out of positions over time, subject to certain exceptions, such as new debt issuances, where the targeted security may be subject to availability concerns.

The portfolio of the Fund typically is regularly reassessed by portfolio management, together with input from the trading team and the research analysts as requested. Portfolio management is also responsible for continuously reassessing relative value across names in the portfolio together with any prospective investment opportunities, while simultaneously monitoring compliance with applicable investment guidelines and portfolio diversification objectives, in an effort to ensure the most appropriate risk/reward profile within the portfolio.

The Adviser will generally look to sell an investment held by the Fund under circumstances in which the Adviser believes (i) that a fundamental adverse change occurs in a company’s credit situation, (ii) that an issue can be replaced with another issue which has more attractive return-versus-risk characteristics, (iii) positions approach specified limits due to capital appreciation or otherwise.

It is anticipated that certain strategic or illiquid investments generally will have more limited liquidity compared to other investment opportunities presented to the Fund. Accordingly, the Adviser’s sell discipline with respect to such investments may differ from the more general considerations outlined above. Specifically, no active market may exist for such investments and consequently they may be difficult to sell or to sell without incurring significant discounts to fair value. In such circumstances, the Adviser may cause the Fund to retain the investment until buyers emerge or a liquidity event occurs.

Illiquidity risk will receive significant focus in the management and investment process of the Fund’s portfolio. Because the Fund, as an interval fund, is not required to redeem its Shares on a daily basis, and because of a desire to maximize risk-adjusted yield, the Fund may invest a significant portion of its portfolio in illiquid securities, which can often offer higher yield valuations versus liquid securities with a comparable risk profile. The incremental yield compensation that may be associated with illiquid assets can offset the higher transaction cost in purchasing and selling the asset as well as offset the sometimes higher spread and price volatility of the illiquid asset.

Portfolio Composition

The Fund’s portfolio will be composed primarily of the following investments. Further description of the Fund’s investment policies and restrictions and more detailed information about the Fund’s portfolio investments are contained in the SAI.

High Yield Debt Securities

The Fund may invest without limit in instruments rated below investment grade (commonly referred to as “junk” bonds), considered to be those that are rated Ba1 or lower by Moody’s and BB+ or lower by S&P or Fitch or instruments comparably rated by other rating agencies, or in unrated instruments determined by the Adviser to be of comparable quality (including a significant portion of such assets in credit instruments in the lower tier of the high yield market).

The prices of credit instruments generally are inversely related to interest rate changes; however, the price volatility caused by fluctuating interest rates of instruments also is inversely related to the coupon of such instruments. Accordingly, lower grade instruments may be relatively less sensitive to interest rate changes than higher quality instruments of comparable maturity, because of their higher coupon. The higher credit risk associated with lower grade instruments potentially can have a greater effect on the value of such instruments than may be the case with higher quality issues of comparable maturity, and may significantly affect the value of the Fund’s portfolio.

Bank Loans

The Fund may invest a significant amount of its NAV in bank loans. Such loans may not be rated by a national ratings agency at the time of investment, will not be registered with the SEC, and typically will not be listed on a securities exchange. In addition, the amount of public information available with respect to loans generally will be less extensive than that available for more widely traded, registered and exchange-listed securities.

The size of the trading market for loans is generally smaller than that for registered equities and investment grade rated bonds; as such, loans may be relatively illiquid compared to those types of securities. Liquidity relates to the ability of a portfolio to sell an investment in a timely manner at a price approximately equal to its value on the portfolio’s books.

Illiquid and Restricted Securities

The Fund may invest in securities that, at the time of investment, are illiquid. To the extent consistent with the liquidity requirements applicable to interval funds under Rule 23c-3 under the 1940 Act and the Fund’s investment guidelines, the Fund may invest significantly in illiquid securities. An illiquid security is a security that the Fund reasonably expects cannot be sold or disposed of in then-current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the security.

Valuing illiquid securities typically requires greater judgment than valuing securities for which there is an active trading market. The market price of illiquid securities generally is more volatile than that of more liquid securities, which may adversely affect the price that the Fund pays for or recovers upon the sale of illiquid securities. Investment of the Fund’s assets in illiquid securities may restrict the Fund’s ability to take advantage of market opportunities.

The Fund also may invest without limit in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale. The restriction on public sale may make it more difficult to value such securities, limit the Fund’s ability to dispose of them and lower the amount the Fund could realize upon their sale. Because they are not registered, restricted securities may be sold only in a privately negotiated transaction or pursuant to an exemption from registration.

Direct Lending

Direct lending loans are loans directly arranged and/or originated between a fund (i.e., non-bank or financial institution) and a borrower or sponsor. Direct lending loans are generally first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and mezzanine debt, generally in a first lien position), second lien senior secured loans and mezzanine debt extended to upper middle-market companies. With respect to unitranche loans, the Fund could, pursuant to an agreement among lenders, be in a “first out” or “last out” tranche, whereby the “first out” tranche will have priority as to the “last out” tranche with respect to payments of principal, interest and any other amounts due thereunder and the “last out” lender bears greater risk relative to the “first out” lender. Direct Lending loans are generally made with the expectation of being held to the earlier of repayment or maturity given the lack of an exchange or over-the-counter market for the trading of these types of loans.

Distressed and Defaulted Instruments

The Fund may invest in debt securities of stressed and distressed issuers as well as in defaulted securities and debtor-in-possession financings. Defaulted bonds are subject to greater risk of loss of income and principal than higher rated securities and are considered speculative. In the event of a default, the Fund may incur additional expenses to seek recovery. The repayment of defaulted bonds is subject to significant uncertainties, and, in some cases, there may be no recovery of repayment. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments.

The Fund may invest in debt securities of stressed and distressed issuers, including those that are the subject of financial restructuring, bankruptcy proceedings or otherwise in default as to the repayment of principal and/or payment of interest. Distressed and defaulted instruments are speculative and involve substantial risks in addition to the risks of investing in below investment grade instruments. The Fund may invest in additional securities of a defaulted issuer to retain a controlling stake in any bankruptcy proceeding or workout. Any distressed securities or any securities received in exchange for such securities may be subject to restrictions on resale. Distressed instruments may be highly illiquid and the prices at which distressed instruments may be sold may represent a substantial discount to what the Adviser believes to be the ultimate value of such obligations.

Convertible Securities

Convertible securities include bonds, debentures, notes, preferred stock and other securities that entitle the holder to acquire common stock or other equity securities of the same or a different issuer. Convertible securities are a form of hybrid securities because they have general characteristics similar to both debt and equity securities. A convertible security generally entitles the holder to receive interest or preferred dividends paid or accrued until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to non-convertible debt obligations. Convertible securities rank senior to common stock in a corporation’s capital structure and, therefore, generally entail less risk than the corporation’s common stock, although the extent to which such risk is reduced depends in large measure upon the degree to which the convertible security sells above its value as a debt obligation. A convertible security could be subject to redemption at the option of the issuer at a predetermined price. If a convertible security held by the Fund is called for redemption, the Fund would be required to permit the issuer to redeem the security and convert it to underlying common stock, or would sell the convertible security to a third party, which could have an adverse effect on the Fund’s ability to achieve its investment objective. The price of a convertible security often reflects variations in the price of the underlying common stock in a way that non-convertible debt would not. The value of a convertible security is a function of (i) its yield in comparison to the yields of other securities of comparable maturity and quality that do not have a conversion privilege and (ii) its worth if converted into the underlying common stock.

CLOs

CLOs are a type of structured product that issues securities collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, second lien loans, and subordinate corporate loans. The underlying loans may be rated below investment grade by a rating agency. A CLO is not merely a conduit to a portfolio of loans; it is a pooled investment vehicle that may be actively managed by the collateral manager. The cash flows from a CLO are divided into two or more classes called “tranches,” each having a different risk-reward structure in terms of the right (or priority) to receive interest payments from the CLO. The risks of an investment in a CLO depend largely on the type of the collateral held in the CLO portfolio and the tranche of securities in which the Fund invests. The Fund’s CLO investments may include senior/mezzanine CLO debt tranches (rated investment grade), mezzanine CLO debt tranches (rated below investment grade or unrated), subordinated CLO equity tranches (unrated), leveraged loans (including warehouse facilities that hold such loans) and vehicles that invest indirectly in CLO securities or leveraged loans.

Equity Securities

From time to time, the Fund also invests in or holds common stock and other equity securities. Common stock represents an equity ownership interest in a company. Historical trends would indicate that common stock is subject to higher levels of volatility and market and issuer-specific risk than debt securities. The value of the equity securities generally will be affected more rapidly, and to a greater extent, by company-specific developments and general market conditions. These risks could increase fluctuations in the Fund’s NAV. In addition, if the Fund’s investments in equity securities are incidental to the Fund’s investments in loans or fixed-income instruments, the Fund frequently will possess material non-public information about a Borrower or issuer as a result of its ownership of a loan or fixed-income instrument of a Borrower or issuer. Because of prohibitions on trading in instruments while in possession of material non-public information, the Fund might be unable to enter into a transaction in a security of the Borrower or issuer when it would otherwise be advantageous to do so.

Preferred Stock

The Fund, from time to time, may also invest in preferred stock. Preferred stock represents the senior residual interest in the assets of an issuer after meeting all claims, with priority to corporate income and liquidation payments over the issuer’s common stock. As such, preferred stock is inherently riskier than the bonds and loans of the issuer, but less risky than its common stock. Preferred stock often contains provisions that allow for redemption in the event of certain tax or legal changes or at the issuers’ call. Preferred stock typically does not provide any voting rights, except in cases when dividends are in arrears beyond a certain time period. Preferred stock in some instances is convertible into common stock.

Although they are equity securities, preferred stock has certain characteristics of both debt and common stock. It is debt-like in that its promised income is contractually fixed. It is common stock-like in that it does not have rights to precipitate bankruptcy proceedings or collection activities in the event of missed payments. Furthermore, it has many of the key characteristics of equity due to their subordinated position in an issuer’s capital structure and because its quality and value are heavily dependent on the profitability of the issuer rather than on any legal claims to specific assets or cash flows. In order to be payable, dividends on preferred stock must be declared by the issuer’s board of directors or trustees. In addition, distributions on preferred stock could be subject to deferral and thus might not be automatically payable. Income payments on some preferred stock are cumulative, causing dividends and distributions to accrue even if not declared by the board or otherwise made payable. Other preferred stock payments are non-cumulative, meaning that skipped dividends and distributions do not continue to accrue. There is no assurance that dividends on preferred stock in which the Fund invests will be declared or otherwise made payable. If the Fund owns preferred stock that is deferring its distributions, the Fund will be required to report income for U.S. federal income tax purposes while it is not receiving cash payments corresponding to such income. When interest rates fall below the rate payable on an issue of preferred stock or for other reasons, the issuer could redeem the preferred stock, generally after an initial period of call protection in which the stock is not redeemable. Preferred stock can be significantly less liquid than many other securities, such as U.S. government securities, corporate bonds and common stock.

When-Issued Securities and Forward Commitments

The Fund may, from time to time, purchase securities on a when-issued basis or purchase or sell securities on a forward commitment basis beyond the customary settlement time. These transactions involve a commitment by the Fund to purchase or sell securities at a future date. The price of the underlying securities (usually expressed in terms of yield) and the date when the securities will be delivered and paid for (the settlement date) are fixed at the time the transaction is negotiated. When-issued purchases and forward commitment transactions are negotiated directly with the other party, and such commitments are not traded on exchanges. The Fund would generally purchase securities on a when-issued basis or purchase or sell securities on a forward commitment basis only with the intention of completing the transaction and actually purchasing or selling the securities. If deemed advisable as a matter of investment strategy, however, the Fund will, from time to time, dispose of or negotiate a commitment after entering into it. From time to time, the Fund also sells securities it has committed to purchase before those securities are delivered to the Fund on the settlement date. The Fund will, from time to time, realize capital gains or losses in connection with these transactions. Securities purchased or sold on a when-issued or forward commitment basis involve a risk of loss if the value of the security to be purchased declines prior to the settlement date or if the value of the security to be sold increases prior to the settlement date.

Short-Term and Temporary Defensive Investments

In an attempt to respond to adverse market, economic, political, or other conditions, the Fund may invest some or all of its assets in short-term taxable securities, U.S. Government securities, commercial paper, bankers’ acceptances, repurchase agreements, registered money market funds, and comparable foreign fixed income securities or may hold significant positions in cash or cash equivalents for temporary defensive purposes. Taking a temporary defensive position could prevent the Fund from achieving its investment objective.

Principal Risks of the Fund

The NAV of the Shares will fluctuate with and be affected by, among other things, various principal investment risks of the Fund and its investments, which are summarized below.

Limited Operating History Risk: The Fund commenced operations on August 28, 2023 and has a limited operating history. There can be no assurance that the Fund will reach or maintain a sufficient asset size to effectively implement its investment strategy. In addition, the Fund’s gross expense ratio may fluctuate during its initial operating period because of the Fund’s relatively smaller asset size and, until the Fund achieves sufficient scale, a Fund shareholder may experience proportionally higher Fund expenses than would be experienced by shareholders of a fund with a larger asset base.

Portfolio Management Risk: The strategies used and investments selected by the Fund’s portfolio management team may fail to produce the intended result and the Fund may not achieve its objective. The securities selected for the Fund may not perform as well as other securities that were not selected for the Fund. As a result, the Fund may suffer losses or underperform other funds with the same investment objective or strategies, and may generate losses even in a favorable market.

Market Risk: The market values of securities will fluctuate, sometimes sharply and unpredictably, based on overall economic conditions, governmental actions or intervention, political developments, and other factors. Changes in the financial condition of a single issuer can impact a market as a whole. In addition, data imprecision, technology malfunctions, operational errors, and similar factors may adversely affect a single issuer, a group of issuers, an industry, or the market as a whole. For many fixed income securities, market risk is significantly, but not necessarily exclusively, influenced by changes in interest rates. A rise in interest rates typically causes a decrease in the value of investments in bonds and other debt securities, while a fall in rates typically causes an increase in value. Equity securities have experienced significantly more volatility in returns than fixed income securities over the long term, although under certain market conditions fixed income securities may have comparable or greater price volatility. A slower-growth or recessionary economic environment could have an adverse effect on the prices of the various securities held by the Fund. Economies and financial markets throughout the world are becoming increasingly interconnected, which raises the likelihood that events or conditions in one country or region will adversely affect markets or issuers in other countries or regions.

Issuer Risk: The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or services, as well as the historical and prospective earnings of the issuer and the value of its assets. A change in the financial condition of a single issuer may affect securities markets as a whole. These risks can apply to the Shares issued by the Fund and to the issuers of securities and other instruments in which the Fund invests.

Repurchase Offers Risk: As described in the section entitled “Periodic Repurchase Offers” in this prospectus, the Fund is an “interval fund” and, in order to provide liquidity to shareholders, the Fund, subject to applicable law, will conduct quarterly repurchase offers of the Fund’s outstanding Shares at NAV, subject to approval of the Board. In all cases such repurchases will be for at least 5% and not more than 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund currently expects to conduct quarterly repurchase offers for 5% of its outstanding Shares under ordinary circumstances. The Fund has in the past received, and may in the future receive, repurchase requests that exceed the limits of a quarterly repurchase offer, and the Fund has in the past repurchased less than the full amount of shares requested, resulting in the repurchase of shares on a pro rata basis. For example, each of the Fund’s quarterly repurchase offers since October 2025 were oversubscribed in a manner such that the Fund repurchased less than the full amount of shares requested and the Fund fulfilled repurchase requests on a pro rata basis, in accordance with the limitations specified in its share repurchase program and applicable law. In each such case, the Fund accepted repurchase requests from each shareholder up to the limitations in the Fund’s share repurchase program. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities.

Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and, unless offset by sufficient sales of Fund Shares, may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by (i) holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments and (ii) holding back (i.e., not investing) cash from the sale of Shares. The Fund believes that it can meet the maximum potential amount of the Fund’s repurchase obligations. The Fund believes that payments received in connection with the Fund’s investments will generate sufficient cash to meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. If the Fund employs investment leverage, repurchases of Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income.

The repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. In addition, the repurchase of Shares by the Fund may increase the Fund’s portfolio turnover rate, which may result in increased transaction costs and reduced returns to shareholders.

If a repurchase offer is oversubscribed, the Board may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline. In the event that the Board determines not to repurchase more than the repurchase offer amount, or if shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter to ensure the repurchase of a specific number of Shares, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Shares is determined. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a shareholder submits a repurchase request. To the extent that the Fund invests a portion of its portfolio in foreign markets, there is the risk of a possible decrease in Share value as a result of currency fluctuations between the date of tender and the Repurchase Pricing Date.

In addition, the repurchase of Shares by the Fund may be a taxable event to shareholders, potentially including even shareholders who do not tender any Shares in such repurchase. Furthermore, the Fund’s use of cash to repurchase Shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income or gain in connection with its sale or other disposal of portfolio securities to fund Share repurchases. Any such income would be taken into account in determining whether such distribution requirements are satisfied and would need to be distributed to shareholders (in taxable distributions) in order to eliminate a Fund-level tax. See “Tax Matters” below.

Illiquidity of Shares: The Fund is designed for long-term investors and not as a trading vehicle. An investment in the Shares, unlike an investment in a traditional listed closed-end fund, should be considered illiquid. The Shares are appropriate only for investors who are seeking an investment in less liquid portfolio investments within an illiquid fund. An investment in Shares is not suitable for investors who need access to the money they invest. Unlike open-end funds (commonly known as mutual funds), which generally permit redemptions on a daily basis, the Shares will not be redeemable at an investor’s option. Unlike traditional listed closed-end funds, the Fund does not intend to list the Shares for trading on any securities exchange, and the Fund does not expect any secondary market to develop for the Shares in the foreseeable future. The NAV of the Shares may be volatile and, if the Fund were to use leverage in the future, this volatility will increase.

Fixed Income Securities Risk: The Fund is subject to the general risks and considerations associated with investing in debt securities, including the risk that issuers will fail to make timely payments of principal or interest or default altogether. Typically, shorter-term bonds are less volatile than longer-term bonds; however, longer-term bonds typically offer higher yields and more stable interest income than shorter-term bonds due to their longer term and extended fixed payment schedule. Lower-rated securities in which the Fund may invest may be more volatile and may decline more in price in response to negative issuer developments or general economic news than higher rated securities. In addition, as interest rates rise, the Fund’s investments typically will lose value.

High Yield Securities Risk: High yield securities (commonly referred to as “junk” bonds) typically pay a higher yield than investment grade securities, but may have greater price fluctuations and they have a higher risk of default than investment grade securities. The market for high yield securities may be less liquid due to such factors as specific industry developments, interest rate sensitivity, negative perceptions of the junk bond markets generally, and less secondary market liquidity, and may be subject to greater credit risk than investment grade securities. Below investment grade securities may be highly speculative and have poor prospects for reaching investment grade standing. Issuers of below investment grade securities generally are not as strong financially as those issuers with higher credit ratings, and are more likely to encounter financial difficulties, especially during periods of rising interest rates or other unfavorable economic or market conditions. Below investment grade securities are subject to the increased risk of an issuer’s inability to meet principal and interest obligations and a greater risk of default. Some issuers of below investment grade securities may be more likely to default as to principal or interest payments after the Fund purchases their securities. A default, or concerns in the market about an increase in risk of default or the deterioration in the creditworthiness of an issuer, may result in losses to the Fund. The Fund may incur higher expenses to protect its interests in such securities and may lose its entire investment in defaulted bonds. A projection of an economic downturn or of a period rising interest rates could cause a decline in the high yield/high risk bond prices because the advent of a recession could lessen the ability of a highly leveraged company to make principal and interest payment on its debt securities.

The secondary market for high yield securities is concentrated in relatively few market makers and is dominated by institutional investors, including mutual funds, insurance companies, and other financial institutions. As a result, the secondary market for such securities is not as liquid as, and is more volatile than, the secondary market for higher rated securities. In addition, market trading volume for lower rated securities is generally lower and the secondary market for such securities could shrink or disappear suddenly and without warning as a result of adverse market or economic conditions, independent of any specific adverse changes in the condition of a particular issuer. Because of the lack of sufficient market liquidity, the Fund may incur losses if it is required to effect sales at a disadvantageous time and then only at a substantial drop in price. These factors may have an adverse effect on the market price and the Fund’s ability to dispose of particular portfolio investments. A less liquid secondary market also may make it more difficult for the Fund to obtain precise valuations of the below investment grade securities in its portfolio.

Bank Loan Risk: There are a number of risks associated with an investment in bank loans, including credit risk, interest rate risk, liquidity risk and prepayment risk. Lack of an active trading market, restrictions on resale, irregular trading activity, wide bid/ask spreads, and extended trade settlement periods may impair the ability to sell bank loans within a desired time frame or at an acceptable price. Extended trade settlement periods may result in cash not being promptly available to the portfolio following the execution of a sale transaction. As a result of such illiquidity, the Fund may have to sell other investments to raise cash to meet their obligations.

Investments in below investment grade loans carry similar credit risks to investments in below investment grade (high yield) bonds. Changes in the financial condition of the borrower or economic conditions or other circumstances may reduce the capacity of the borrower to make principal and interest payments on such instruments and may lead to payment defaults, thereby reducing the income to a portfolio as well as a reduction in the value of the principal amount of the loan. The value of senior secured bank loans is supported by the accompanying collateral; however, the value of such collateral may be insufficient to cover the amount owed to the Fund. Furthermore, in the event of bankruptcy of a borrower, the portfolio could experience delays or limitations in its ability to realize the benefits of any collateral securing a loan.

Loans generally are subject to legal or contractual restrictions on resale. The liquidity of loans, including the volume and frequency of secondary market trading in such loans, varies significantly depending on then-current market conditions as well as among individual loans. For example, if the credit quality of a loan unexpectedly declines significantly, secondary market trading in that loan can also decline for a period of time. During periods of infrequent trading or where there may be heightened distressed or “forced” selling activity, valuing a loan can be more difficult, as prices provided by external pricing services may not reflect the actual fair value of the assets. Furthermore, buying and selling a loan at an acceptable price can be more difficult and delayed. Difficulty in selling a loan in particular can result in a loss to the Fund. Finally, bank loans may not be considered “securities” and, as a result, the Fund may not be entitled to rely on the anti-fraud protections under the federal securities laws but rather may have to resort to state law and/or direct claims against a counterparty or underlying issuer.

●	Risks related to settlements of loans. The Fund may experience delays in the settlement of certain loan transactions, which themselves are more complicated, are paperwork intensive, and require greater internal resources to settle compared with bonds, particularly in the case of loans that are or become distressed. Unlike the securities markets, there is no central clearinghouse for loan trades. Such delays may prevent the Fund from obtaining liquidity of certain assets within a desired timeframe. Furthermore, pursuant to certain insolvency laws, a counterparty may have the ability to reject or terminate an unsettled loan transaction. If a counterparty rejects an unsettled transaction, the Fund might lose any increase in value with respect to such loan that accrued while the transaction remained unsettled. Furthermore, the agent bank is the bank in the loan syndicate that undertakes the bulk of the administrative duties involved in the day-to-day administration of the loan, including providing approval prior to the settlement of each loan transaction on the secondary market. In the event of the insolvency of, or a resignation by, an agent bank, a loan transaction could be subject to heightened settlement risk, and/or the investment itself could be subject to risk of interruptions in the administrative duties performed in the day-to-day administration of the loan.

●	Risks related to second lien and unsecured loans. Investments in second lien and unsecured loans entail additional risks, including, but not limited to (i) the subordination of the Fund’s claims to a senior lien in terms of the coverage and recovery from the collateral; and (ii) with respect to second lien loans, the prohibition of or limitation on the right to foreclose on a second lien or exercise other rights as a second lien holder, and with respect to unsecured loans, the absence of any collateral altogether on which the Fund may foreclose to satisfy its claim in whole or in part. In certain cases, therefore, holding a second lien or unsecured loan that subsequently defaults may result in little to no recovery to the Fund.

●	Risks related to lender liability. The Fund may be subject to liability as a lender with respect to its negotiation, administration, collection and/or foreclosure of loans. Over the years, a number of judicial decisions in the United States have upheld the right of borrowers to sue lenders or bondholders on the basis of various evolving legal theories (collectively, termed “lender liability”). Generally, lender liability is founded upon the premise that an institutional lender or bondholder has violated a duty (whether implied or contractual) of good faith and fair dealing owed to the borrower or issuer or has assumed a degree of control over the borrower or issuer resulting in the creation of a fiduciary duty owed to the borrower or issuer or its other creditors or shareholders. Although the Fund does not intend to engage in conduct that it expects would form the basis for a successful cause of action based upon lender liability, the potential for such a cause of action exists. In addition, recent litigation and regulatory trends have broadened the scope of lender liability claims, including actions related to restructuring, bankruptcy, or distressed lending situations. The Fund may be subject to increased risk of such claims in connection with workouts, amendments, or enforcement actions involving its portfolio investments. The cost of defending against lender liability, and any related judgments or settlements, could adversely affect the Fund’s returns.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (i) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (ii) engages in other inequitable conduct to the detriment of such other creditors, (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (iv) uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.” Although the Fund does not intend to engage in conduct that it expects would form the basis for a successful cause of action based upon the equitable subordination doctrine, the potential for such a cause of action exists.

In some instances of foreclosure, courts have applied general equitable principles, which are generally designed to relieve the borrower from the legal effects of its defaults under the loan documents. Examples of judicial remedies that have been fashioned include judicial requirements that the lender undertake affirmative and expensive actions to determine the causes of the borrower’s default and the likelihood that the borrower will be able to reinstate the loan. In some cases, courts have substituted their judgment for the lender’s judgment and have required that lenders reinstate loans or recast payment schedules in order to accommodate borrowers who are suffering from temporary financial disability. In other cases, courts have limited the right of the lender to foreclose if the default under the security instrument is not monetary, such as the borrower’s failure to maintain the real property adequately or the borrower’s execution of a second mortgage affecting the real property. Finally, some courts have been faced with the issue of whether or not federal or state constitutional provisions reflecting due process concerns for adequate notice require that borrowers under deeds of trust or mortgages receive notices in addition to the statutorily-prescribed minimum. For the most part, these cases have upheld the notice provisions as being reasonable.

Direct Lending and Middle Market Company Risk: Investing in middle market companies involves a number of significant risks, including but not limited to the following:

●	they may have limited financial resources and may be unable to meet their debt obligations, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund’s realizing any guarantees the Fund may have obtained in connection with an investment;

●	they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

●	they are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the issuer;

●	they generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;

●	changes in laws and regulations, as well as their interpretations, may adversely affect the business, financial structure or prospects of middle market companies; and

●	they may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

There also is generally little public information about privately-held middle market companies. These middle market companies and their financial information generally are not subject to the reporting requirements of the

Exchange Act, and other regulations that govern public companies, and the Fund may be unable to uncover all material information about these companies, which may prevent the Adviser from making a fully informed investment decision and cause the Fund to lose money on its investments.

Defaulted Bonds Risk: Defaulted bonds are subject to greater risk of loss of income and principal than securities of issuers whose debt obligations are being met. Defaulted bonds are considered speculative with respect to the issuer’s ability to make interest payments and/or pay its obligations in full. Because the issuer of such securities is in default and is likely to be in distressed financial condition, the repayment of defaulted bonds is subject to significant uncertainties, and in some cases, there may be no recovery of repayment. Defaulted bonds might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. A bankruptcy proceeding or other court proceeding could delay or limit the ability of the Fund to collect the principal and interest payments on that borrower’s loans or adversely affect the Fund’s rights in collateral relating to a loan. In the event of a default, the Fund may incur additional expenses to seek recovery.

Workout or bankruptcy proceedings typically result in only partial recovery of cash payments or an exchange of the defaulted bond for other securities of the issuer or its affiliates, which securities may in turn be illiquid, subject to restrictions on resale and/or speculative.

Distressed Debt Risk: Investments in stressed and distressed bonds are speculative and involve substantial risks in addition to the risks of investing in high yield debt securities. The anticipated transaction regarding these instruments may be unsuccessful, take considerable time or result in a distribution of cash or a new security or obligation in exchange for the stressed and distressed debt obligations, the value of which may be less than the Fund’s purchase price of such debt obligations. The Fund also may incur expenses trying to protect its interests in stressed and distressed debt. and will be subject to the risk that it may lose a portion or all of its investment in the stressed and distressed debt. Additionally, the prices of stressed and distressed bonds are likely to be more sensitive to adverse economic changes or individual issuer developments than the prices of higher rated securities. During an economic downturn or substantial period of rising interest rates, stressed and distressed debt issuers may experience financial stress that would adversely affect their ability to service their principal and interest payment obligations, to meet their projected business goals, or to obtain additional financing. The Fund may invest in additional securities of a defaulted issuer to retain a controlling stake in any bankruptcy proceeding or workout. Any stressed and distressed securities or any securities received in exchange for such securities may be subject to restrictions on resale. In any reorganization or liquidation proceeding, the Fund may lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Moreover, it is unlikely that a liquid market will exist for the Fund to sell its holdings in stressed and distressed debt securities. If the Fund and other accounts managed by the Adviser invest in different parts of an issuer’s capital structure and the issuer encounters financial problems, decisions over the terms of any restructuring or workout are likely to raise conflicts of interest. The Fund may take actions adverse to other accounts or, to minimize such conflicts, may avoid making certain investments or taking certain actions, which could have the effect of limiting the Fund’s investment opportunities. Similarly, other accounts managed by the Adviser may take actions adverse to the Fund.

Certain investments of the Fund could be subject to federal bankruptcy law and state fraudulent transfer laws, which vary from state to state, if the debt obligations relating to such investments were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such debt obligations. If the debt is used for a buyout of shareholders, this risk is greater than if the debt proceeds are used for day-to-day operations or organic growth. If a court were to find that the issuance of the debt obligations was a fraudulent transfer or conveyance, the court could void or otherwise refuse to recognize the payment obligations under the debt obligations or the collateral supporting such obligations, further subordinate the debt obligations or the liens supporting such obligations to other existing and future indebtedness of the issuer or require the Fund to repay any amounts received by it with respect to the debt obligations or collateral. In the event of a finding that a fraudulent transfer or conveyance occurred, the Fund might not receive any repayment on the debt obligations.

Under certain circumstances, payments to the Fund could be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, investments in restructurings could be adversely affected by statutes relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and the court’s discretionary power to disallow, subordinate or disenfranchise particular claims or recharacterize investments made in the form of debt as equity contributions.

Under Title 11 of the United States Code, as amended (the “Bankruptcy Code”), a lender that has inappropriately exercised control of the management and policies of a company that is a debtor under the Bankruptcy Code could have its claims against the company subordinated or disallowed or could be found liable for damages suffered by parties as a result of such actions. Such claims could also be disallowed or subordinated to the claims of other creditors if the lender (e.g., the Fund) (i) is found to have engaged in other inequitable conduct resulting in harm to other parties, (ii) intentionally takes action that results in the undercapitalization of a borrower, (iii) engages in fraud with respect to, or makes misrepresentations to other creditors, or (iv) uses its influence as a shareholder to dominate or control a borrower to the detriment of other creditors of such borrower. The lender’s investment could also be recharacterized or treated as equity if it is deemed to be a contribution to capital, or if the lender attempts to control the outcome of the business affairs of a company prior to its filing under the Bankruptcy Code. While the Fund attempts to avoid taking the types of action that would lead to the subordination, disallowance and liability described above, there can be no assurance that such claims will not be asserted or that the Fund will be able successfully to defend against them.

From time to time, the Fund may seek to place its representatives on the boards of certain companies in which the Fund has invested. The Fund could also invest in companies in which the Adviser and/or other clients or accounts of the Adviser will have representatives on the boards of such companies. While such representation could enable the Fund to enhance the sale value of its debt investments in a company, such involvement (and/or an equity stake in such company by the Fund and/or other accounts managed by the Adviser) could also prevent the Fund from freely disposing of its debt investments and could subject the Fund to additional liability or result in recharacterization of the Fund’s debt investments as equity. The Fund attempts to balance the advantages and disadvantages of such representation when deciding whether and how to exercise its rights with respect to such companies, but the exercise of such rights could produce adverse consequences in particular situations.

Credit Risk: Debt securities are subject to the risk that the issuer or guarantor of a security may not make interest and principal payments as they become due. Litigation, legislation, regulation, policy changes or other political events, business or economic conditions, industry-specific conditions, interest rate volatility, geopolitical events or the bankruptcy of the issuer could have a significant effect on an issuer’s ability to make payments of principal and/or interest. In addition, if the market perceives a deterioration in the creditworthiness of an issuer, the value and liquidity of bonds issued by that issuer may decline. Credit risk varies based on the economic and fiscal conditions of each issuer. As noted above, these risks may be heightened with respect to below investment grade securities in particular. The credit quality of the Fund’s portfolio securities or instruments may meet the Fund’s credit quality requirements at the time of purchase but then deteriorate thereafter, and such a deterioration can occur rapidly. In certain instances, the downgrading or default of a single holding may impair the Fund’s liquidity and have the potential to cause significant NAV deterioration.

Interest Rate Risk: As interest rates rise, prices of bonds generally fall, typically causing such investments held by the Fund to lose value. Additionally, rising interest rates or lack of market participants may lead to decreased liquidity in fixed income markets. Interest rate changes typically have a greater effect on the price of fixed income securities with longer durations. Interest rate changes can be sudden and unpredictable, and the Fund may lose money as a result of movements in interest rates. A wide variety of market factors can cause interest rates to rise, including central bank monetary policy, rising inflation, and changes in general economic conditions. The Fund may be exposed to heightened interest rate risk as interest rates rise from previous, historically low levels.

Corporate Debt Securities Risk: The market value of corporate debt securities generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term corporate debt securities normally fluctuates more in response to changes in interest rates than does the value of shorter-term corporate debt securities. The market value of a corporate debt security also may be affected by factors directly relating to the issuer, such as investors’ perceptions of the creditworthiness of the issuer, the issuer’s financial performance, perceptions of the issuer in the market place, performance of management of the issuer, the issuer’s capital structure and use of financial leverage and demand for the issuer’s goods and services. Certain risks associated with investments in corporate debt securities are described elsewhere in this prospectus in further detail. There is a risk that the issuers of corporate debt securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may invest in below investment grade corporate bonds, often referred to as “high yield”

securities or “junk bonds.” High yield corporate bonds are often high risk and have speculative characteristics. High yield corporate bonds may be particularly susceptible to adverse issuer-specific developments. In addition, certain corporate debt securities may be highly customized and as a result may be subject to, among others, liquidity and valuation/pricing transparency risks.

CLOs and Other Collateralized Obligations Risk. A CLO is a type of structured product that issues securities collateralized by a pool of loans, which may include, among others, domestic and foreign senior secured loans, senior unsecured loans, second lien loans, and subordinate corporate loans. The underlying loans may be rated below investment grade by a rating agency. A CLO is not merely a conduit to a portfolio of loans; it is a pooled investment vehicle that may be actively managed by the collateral manager. Therefore, an investment in a CLO can be viewed as investing in (or through) another investment adviser and is subject to the layering of fees associated with such an investment.

The cash flows from a CLO are divided into two or more classes called “tranches,” each having a different risk-reward structure in terms of the right (or priority) to receive interest payments from the CLO. The risks of an investment in a CLO depend largely on the type of the collateral held in the CLO portfolio and the tranche of securities in which the Fund invests. Generally, the risks of investing in a CLO can be summarized as a combination of economic risks of the underlying loans combined with the risks associated with the CLO structure governing the priority of payments. In addition to the general risks associated with fixed income securities and structured products discussed elsewhere in this prospectus and the SAI, CLOs carry additional risks including but not limited to the following:

●	Subordination and Risk of Default: Lower tranche CLOs provide subordination and enhancement to higher tranches, and, therefore, lower tranches are subject to a higher risk of defaults in the underlying collateral. Although supported by the lower tranches, defaults or losses above certain levels could reduce or eliminate all current cash flow to the highest tranche and entail loss of principal. Among other things, defaults, downgrades, and principal losses with respect to CLO collateral can trigger an event of default under the terms of the CLO structure, which could result in the liquidation of the collateral and accelerate the payments of the Fund’s investments in the CLO, which may be at a loss.

●	Transparency Risk: Collateral managers of CLOs may actively manage the portfolio. Accordingly, the collateral and the accompanying risks underlying a CLO in which the Fund invests will change, and will do so without transparency. Therefore, the Fund’s investment in a CLO will not benefit from detailed or ongoing due diligence on the underlying collateral.

●	Credit Risk: CLO collateral is subject to credit and liquidity risks, as substantially all of the collateral held by CLOs will be rated below investment grade or be unrated. Because of the lack of transparency, the credit and liquidity risk of the underlying collateral can change without visibility to the CLO investors.

●	Lack of Liquidity: CLOs typically are privately offered and sold, and, thus, are not registered under the federal securities laws and subject to transfer restrictions. As a result, the Fund may characterize investments in CLOs as illiquid. Certain securities issued by a CLO (typically the highest tranche) may have an active dealer market and, if so, the Fund may deem such securities to be liquid.

●	Interest Rate Risk: The CLO portfolio may have exposure to interest rate fluctuations as well as mismatches between the interest rate on the underlying bank loans and the CLO securities.

●	Prepayment Risk: CLO securities may pay earlier than expected due to defaults (triggering liquidation) or prepayments on the underlying collateral, optional redemptions, or refinancing, or forced sale in certain circumstances.

●	Documentation Risk: CLO documentation is highly complex and can contain inconsistencies or errors, creating potential risk and requiring significant interpretational expertise, disputes with issuers, or unintended investment results.

Other structured products in which the Fund may invest include CDOs, collateralized bond obligations (“CBOs”), and collateralized mortgage obligations (“CMOs”). A CDO is a security backed by pools of corporate or sovereign bonds, bank loans to corporations, or a combination of bonds and loans, many of which may be unsecured. A CBO is an obligation of a trust or other special purpose vehicle backed by a pool of fixed income securities, which are often a diversified pool of securities that are high risk and below investment grade. These securities are collateralized by many different types of fixed income securities, including high yield debt, trust preferred securities, and emerging market debt, which are subject to varying degrees of credit and counterparty risk. A CMO is a security that is collateralized by whole loan mortgages or mortgage pass-through securities. CMOs, CDOs and CBOs are structured similarly to CLOs and carry additional risks that include, but are not limited to, the risks of investing in CLOs described above and the risks associated with the pool of underlying securities.

Equity Securities Risk: The Fund may invest in equities of companies, which are generally acquired as a result of a restructuring of previously held debt obligations or otherwise in a secondary market transaction. The value of such equities, which oftentimes are not publicly-traded or liquid, will rise and fall in response to the activities of the company that issued the securities, general market conditions, and/or specific economic or political conditions. Equity investments, as the most junior security in a company’s capital structure, generally involve a high risk of loss and typically are subject to significant volatility in price. This risk of loss is further elevated because the Adviser’s investment strategies may target businesses that may be experiencing or recently experienced financial distress, or may be in, entering, or emerging from, bankruptcy proceedings.

Preferred Stock Risk: The Fund may invest in preferred stock, which is a unique security that combines some of the characteristics of both common stock and bonds. Some preferred stock offers a fixed rate of return with no maturity date. Because such preferred stock never matures, it acts like long-term bonds, can be more volatile than other types of preferred stock and may have heightened sensitivity to changes in interest rates. Other preferred stock has a variable dividend, generally determined on a quarterly or other periodic basis, either according to a formula based upon a specified premium or discount to the yield on particular U.S. Treasury stocks or based on an auction process, involving bids submitted by holders and prospective purchasers of such stocks. Because preferred stock represents an equity ownership interest in a company, and is typically subordinated to bonds and other debt instruments in a company’s capital structure, in terms of priority to corporate income, they are generally subject to greater credit risk than those debt instruments. Accordingly, their value usually will react more strongly than bonds and other debt instruments to actual or perceived changes in a company’s financial condition or prospects or to fluctuations in the equity markets. Preferred stockholders generally have no voting rights or their voting rights are limited to certain extraordinary transactions or events. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors. Preferred stock also may be subject to optional or mandatory redemption provisions.

Convertible Securities Risk: The Fund may invest in convertible securities, which include bonds, debentures, notes, preferred stock and other securities that entitle the holder to acquire common stock or other equity securities of the same or a different issuer. Convertible securities are a form of hybrid securities because they have general characteristics similar to both debt and equity securities. A convertible security generally entitles the holder to receive interest or preferred dividends paid or accrued until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to non-convertible debt obligations. Convertible securities rank senior to common stock in a corporation’s capital structure and, therefore, generally entail less risk than the corporation’s common stock, although the extent to which such risk is reduced depends in large measure upon the degree to which the convertible security sells above its value as a debt obligation. Accordingly, convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. A convertible security may be subject to redemption at the option of the issuer at a predetermined price. If a convertible security held by the Fund is called for redemption, the Fund would be required to permit the issuer to redeem the security or convert it to underlying common stock, or would sell the convertible security to a third party, which may have an adverse effect on the Fund’s ability to achieve its investment objectives. As with all fixed-income securities, the market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security tends to trade increasingly on a yield basis and thus may not decline in price to the same extent as the underlying common stock.

Canadian Securities Risk: The Fund may invest in, and/or have exposure to, Canadian securities. The Canadian economy may be significantly affected by the U.S. economy because the U.S. is Canada’s largest trading partner and foreign investor. Canada’s largest exports are its natural resources, so the Canadian economy is dependent on the demand for, and supply and price of, natural resources, and any market developments that reduce the price of such goods could disproportionately affect the Canadian economy, and accordingly, Canadian securities. Any downturn in U.S. economic activity is likely to have an adverse impact on the Canadian economy. The Canadian economy is also dependent upon external trade with other key trading partners, including China and the European Union. In addition, Canada is a large supplier of natural resources (e.g., oil, natural gas and agricultural products). As a result, the Canadian economy is sensitive to fluctuations in certain commodity prices.

Investment in Latin America Risk: Certain Latin American securities in which the Fund may invest may consist of issuers in so-called “emerging markets” (or less developed countries). Such investments are particularly speculative and entail all of the risks of investing in foreign securities but to a heightened degree. Emerging markets generally have less developed trading markets and exchanges, thus securities of issuers in emerging and developing markets may be more difficult to sell at acceptable prices and may show greater price volatility than securities of issuers in more developed markets. Settlements of securities trades in emerging and developing markets may be subject to greater delays than in other markets so that the Fund might not receive the proceeds of a sale of a security on a timely basis. Investments in securities of issuers located in certain emerging countries involve the risk of loss resulting from problems in share registration, settlement or custody and the imposition of exchange controls (including repatriation restrictions). Since emerging markets generally have less developed legal systems, the legal remedies for investors in emerging markets may be more limited than the remedies available in the U.S., and the ability of U.S. authorities (e.g., SEC and the U.S. Department of Justice) to bring actions against bad actors may be limited. In addition, emerging markets countries may have more or less government regulation and generally do not impose as extensive and frequent accounting, auditing, financial and other reporting requirements as the securities markets of more developed countries. There may be significant differences between financial statements prepared in accordance with an emerging market’s accounting standards as compared to financial statements prepared in accordance with international accounting standards. Consequently, the quality of certain foreign audits may be unreliable, which may require enhanced procedures, and the Fund may not be provided with the same level of protection or information as would generally apply in developed countries, potentially exposing the Fund to significant losses. Further, investments in securities of issuers located in certain emerging countries involve the risk of loss resulting from substantial economic, political and social disruptions.

The Fund may provide financing to corporate issuers headquartered in, generating a material portion of their annual revenues from, or having a material portion of their assets in, Latin America. As a result, the Fund’s investments in Latin American securities may involve risks and uncertainties, including (1) risks associated with the national economies of Latin America, (2) currency exchange risks, (3) risks associated with interest rates, which may comparatively be generally higher and more volatile in Latin America than in the United States, and risks associated with inflation, (4) commodity prices risks, (5) differences between accounting, auditing, financial reporting and corporate governance standards, practices and disclosure requirements, and less government supervision and regulation in Latin America as compared to the United States, (6) political risks, including potential exchange control regulations and restrictions on repatriation of capital, the risks of political, economic or social instability (including social unrest and other destabilizing events) and the possibility of expropriation or confiscatory taxation, (7) risks arising from the legal systems of Latin America, including the ability to bring suit or file a claim against an entity in which the Fund invests or such entity’s directors or officers, (8) increased risk of corruption and fraud and increased exposure to liabilities arising from an investment’s non-compliance or breach of applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and (9) the possible imposition of additional taxes on income and gains recognized with respect to such investments, and other changes to laws in Latin America in which the companies in which the Fund invests are located.

Foreign Currency Risk: Investments in securities denominated in foreign currencies or in issuers receiving revenues in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline in value relative to the currency being hedged. Foreign currency exchange rates may fluctuate significantly over short periods of time. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities that are denominated in those currencies. The Fund may engage in foreign currency transactions to attempt to protect the Fund from adverse currency movements. Such transactions include the risk that the Adviser will not accurately predict currency movements. As a result, the Fund may experience significant losses or see its return reduced.

Liquidity Risk: To the extent consistent with the applicable liquidity requirements for interval funds under Rule 23c-3 of the 1940 Act and the Fund’s investment guidelines, the Fund may invest significantly in illiquid securities. Liquidity risk exists when particular investments are difficult to purchase or sell at the time that the Fund would like or at the price that the Fund believes such investments are currently worth. Many of the Fund’s investments may be illiquid. Illiquid securities may become harder to value, especially in changing markets. The Fund’s investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantageous time or price or possibly require the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations, which could prevent the Fund from taking advantage of other investment opportunities. Additionally, the market for certain investments may become illiquid under adverse market or economic conditions independent of any specific adverse changes in the conditions of a particular issuer, or due to geopolitical events such as sanctions, trading halts or wars. Bond markets have consistently grown over the past three decades while the capacity for traditional dealer counterparties to engage in fixed income trading has not kept pace and in some cases has decreased. As a result, dealer inventories of corporate bonds, which provide a core indication of the ability of financial intermediaries to “make markets,” are at or near historic lows in relation to market size. Because market makers seek to provide stability to a market through their intermediary services, the significant reduction in dealer inventories could potentially lead to decreased liquidity and increased volatility in the fixed income markets. Such issues may be exacerbated during periods of economic uncertainty. In such cases, the Fund, due to limitations on investments in illiquid securities and the difficulty in purchasing and selling such securities or instruments, may be unable to achieve its desired level of exposure to a certain sector.

To the extent that the Fund’s portfolio includes securities of companies with smaller market capitalizations, foreign (non-U.S.) securities, certain Rule 144A securities, senior loans, illiquid sectors of fixed income securities, derivatives or securities with substantial market and/or credit risk, the Fund will tend to have the greatest exposure to liquidity risk. Further, fixed income securities with longer durations until maturity may face heightened levels of liquidity risk as compared to fixed income securities with shorter durations until maturity.

The risks associated with illiquid instruments may be particularly acute in situations in which the Fund’s operations require cash (such as in connection with repurchase offers) and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments. It may also be the case that other market participants may be attempting to liquidate fixed income holdings at the same time as the Fund, causing increased supply in the market and contributing to liquidity risk and downward pricing pressure.

Industry and Sector Risk: Although the Fund does not employ an industry or sector focus, the percentage of the Fund’s assets invested in specific industries or sectors will increase from time to time based on the portfolio management team’s perception of investment opportunities. The Fund may be overweight in certain industries and sectors at various times relative to its benchmark index. If the Fund invests a significant portion of its assets in a particular industry or sector, the Fund is subject to the risk that companies in the same industry or sector are likely to react similarly to legislative or regulatory changes, adverse market conditions, increased competition, or other factors generally affecting that market segment. In such cases, the Fund would be exposed to an increased risk that the value of its overall portfolio will decrease because of events that disproportionately affect certain industries and/or sectors. The industries and sectors in which the Fund may be overweighted will vary. Furthermore, investments in particular industries or sectors may be more volatile than the broader market as a whole, and the Fund’s investments in these industries and sectors may be disproportionately susceptible to losses even if not overweighted.

Sector Risk - Materials Investments: To the extent the Fund concentrates its investments in companies in the materials sector, it is vulnerable to the particular risks that may affect companies in the materials sector. Companies in the materials sector are subject to certain risks, including that many materials companies are significantly affected by the level and volatility of commodity prices, exchange rates, import controls, increased competition, environmental policies, consumer demand, and events occurring in nature. For instance, natural events (such as earthquakes, hurricanes or fires in prime natural resource areas) and political events (such as government instability or military confrontations and actions) can affect the value of companies involved in business activities in the materials sector. Performance of such companies may be affected by factors including, among others, that at times worldwide production of industrial materials has exceeded demand as a result of over-building or economic downturns, leading to poor investment returns or losses. Other risks may include liabilities for environmental damage and general civil liabilities, depletion of resources, and mandated expenditures for safety and pollution control. The materials sector may also be affected by economic cycles, rising interest rates, high inflation, technical progress, labor relations, legislative or regulatory changes, local and international policies, and adverse market conditions. In addition, prices of, and thus the Fund’s investments in, precious metals are considered speculative and are affected by a variety of worldwide and economic, financial and political factors. Prices of precious metals may fluctuate sharply.

Call Risk: Call risk refers to the possibility that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer’s credit quality). If an issuer calls a security in which the Fund has invested, the Fund may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks, or securities with other, less favorable features.

Counterparty Risk: Certain markets in which the Fund effects its transactions are “over the counter” or “inter-dealer” markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of “exchange based” markets. These risks may differ materially from those associated with transactions effected on an exchange, which generally are backed by clearing organization guarantees, daily marking to market and settlement, and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from such protections. This exposes the Fund to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the Fund to suffer a loss. Such counterparty risk is accentuated in the case of contracts with longer maturities where events may intervene to prevent settlement, or where the Fund has concentrated its transactions with a single or small group of counterparties. The Fund is not restricted from dealing with any particular counterparty or from concentrating its investments with one counterparty. The ability of the Fund to transact business with any one or number of counterparties, the lack of any independent evaluation of such counterparties’ financial capabilities and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Fund.

Private Placements Risk: A private placement involves the sale of securities that have not been registered under the Securities Act, or relevant provisions of applicable non-U.S. law, to certain institutional and qualified individual purchasers, such as the Fund. In addition to the general risks to which all securities are subject, securities received in a private placement generally are subject to strict restrictions on resale, and there may be no liquid secondary market or ready purchaser for such securities, and a liquid secondary market may never develop. Therefore, the Fund may be unable to dispose of such securities when it desires to do so, or at the most favorable time or price. Private placements may also raise valuation risks.

Inflation/Deflation Risk: Inflation risk is the risk that the value of assets or income from the Fund’s investments will be worth less in the future as inflation decreases the value of payments at future dates. As inflation increases, the real value of the Fund’s portfolio could decline. Deflation risk is the risk that prices throughout the economy decline over time. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio and Shares.

High rates of inflation and rapid increases in the rate of inflation generally have a negative impact on financial markets and the broader economy. In an attempt to stabilize inflation, governments may impose wage and price controls or otherwise intervene in a country’s economy. Governmental efforts to curb inflation, including by increasing interest rates or reducing fiscal or monetary stimuli, often have negative effects on the level of economic activity. Certain countries, including the U.S., recently have experienced increased levels of inflation, and persistently high levels of inflation could have a material and adverse impact on the Fund’s investments and its returns. For example, if a portfolio company were unable to increase its revenue while Fund’s cost of relevant inputs was increasing, the portfolio company’s profitability likely would suffer. Likewise, to the extent a portfolio company has revenue streams that are slow or unable to adjust to changes in inflation, including by contractual arrangements or otherwise, the portfolio company could increase revenue by less than its expenses increase. Conversely, as inflation declines, a portfolio company may see its competitors’ costs stabilize sooner or more rapidly than its own.

Risk of Regulatory Changes: Legal, tax and regulatory changes could occur and may adversely affect the Fund and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. New (or revised) laws or regulations may be imposed by the CFTC, the SEC, the IRS, the Federal Reserve or other banking regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund. In particular, these agencies have implemented or are in the process of implementing a variety of new rules pursuant to financial reform legislation in the United States. The EU (and some other jurisdictions) have implemented or are in the process of implementing similar requirements. The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental regulatory authorities or self-regulatory organizations.

In addition, the securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. The CFTC, the SEC, the Federal Deposit Insurance Corporation, other regulators and self-regulatory organizations and exchanges are authorized under these statutes, regulations and otherwise to take extraordinary actions in the event of market emergencies. To the extent the Fund and the Adviser are or have historically been eligible for exemptions from certain regulations, there is no assurance that the Fund and the Adviser will continue to be eligible for such exemptions.

Issuer Information Risk: The Adviser’s implementation of the Fund’s investment strategy, which is based on a fundamental analysis of an issuer’s financial condition, relies to a material extent on the financial information made available by the management of the issuers of securities in which the Fund invests, as well as the related representations and warranties made by such issuer in the underlying credit documentation. The Adviser generally does not have the ability or resources to independently verify or audit the financial information disseminated by the numerous issuers in which the Fund may invest, and accordingly it is dependent upon the integrity of both the management of these issuers and such issuers’ financial reporting process in general.

Borrower Fraud; Covenant-Lite Loans; Breach of Covenant Risk: The Fund seeks to obtain structural, covenant and other contractual protections with respect to the terms of its investments as determined appropriate under the circumstances. There can be no assurance that such attempts to provide downside protection with respect to its investments will achieve their desired effect and potential investors should regard an investment in the Fund as being speculative and having a high degree of risk. Some of the loans that the Fund originates or acquires could be “covenant-lite” loans, which possess fewer covenants that protect lenders than other loans or no such covenants whatsoever. Investments in covenant-lite loans will be particularly sensitive to the risks associated with loan investments. The Fund can invest without limit in covenant-lite loans. Of paramount concern in originating or acquiring the financing contemplated by the Fund is the possibility of material misrepresentation or omission on the part of borrower or other credit support providers or breach of covenant by such parties. Such inaccuracy or incompleteness or breach of covenants could adversely affect the valuation of the collateral underlying the loans or the ability of the Fund to perfect or effectuate a lien on the collateral securing the loan or otherwise realize on the investment. The Fund relies upon the accuracy and completeness of representations made by borrowers to the extent reasonable but cannot guarantee such accuracy or completeness.

Co-Lender/Bondholder Risk: A significant number of the Fund’s investments are expected to be made as a lender with other lenders or bondholders that are not affiliated with the Fund, the Adviser or their respective affiliates. These investments may involve risks not inherent in other types of investment vehicles, including, for example, the possibility that such third-party entities may become insolvent and bankrupt, have economic or business interests or goals inconsistent with those of the Fund or otherwise be in a position to take action inconsistent with the Fund’s objectives, desires or policies, including, for example, in the context of discussions following a borrower default. Actions taken by bankrupt entities could subject the Fund to liabilities larger than, or other than, those anticipated.

Material Non-Public Information Risk: By reason of their responsibilities in connection with the investment activities and the review of potential investments for the Fund, the Adviser and its investment professionals and certain of its officers, directors, employees, agents and affiliates may acquire confidential or material non-public information or be restricted from initiating transactions in certain securities. Due to these restrictions, the Fund may not be able to initiate a transaction that it might otherwise have initiated and may not be able to dispose of an investment that it otherwise might have disposed.

Repurchase Agreement Risk: The Fund may enter into repurchase agreements, in which the Fund purchases a security from a bank or broker-dealer, which agrees to repurchase the security at the Fund’s cost plus interest within a specified time. If the party agreeing to repurchase should default, the Fund will seek to sell the securities which it holds. This could involve procedural costs or delays in addition to a loss on the securities if their value should fall below their repurchase price. Repurchase agreements maturing in more than seven days and which may not be terminated within seven days at approximately the amount at which the Fund has valued the agreements are considered illiquid securities. These events could also trigger adverse tax consequences for the Fund.

Distribution Risk: The Fund’s distribution rate may be affected by numerous factors, including but not limited to changes in realized and projected market returns, fluctuations in market interest rates, Fund performance, and other factors. There can be no assurance that a change in market conditions or other factors will not result in a change in the Fund distribution rate or that the rate will be sustainable in the future. The Fund may make distributions in excess of its net income, resulting in a return of capital to shareholders. Diminution in the size of the Fund through returns of capital may limit the ability of the Fund to participate in new investment opportunities. Distributions that are returns of capital for tax purposes will reduce a shareholder’s tax basis in outstanding shares of the Fund and will result in capital gain to the shareholder to the extent such distributions exceed the shareholder’s tax basis in Fund shares.

Zero Coupon, Deferred Interest, Pay-In-Kind, and Capital Appreciation Bonds Risk: Zero coupon, deferred interest, and capital appreciation bonds are issued at a discount from their face value because interest payments typically are postponed until maturity. These securities also may take the form of debt securities that have been stripped of their unmatured interest coupons, the coupons themselves, or receipts or certificates representing interests in such stripped debt obligations or coupons. Pay-in-kind bonds allow the issuer, at its option, to make current interest payments on the bonds either in cash or in additional bonds. Similar to zero coupon bonds and deferred interest bonds, pay-in-kind securities are designed to give an issuer flexibility in managing cash flow. Pay-in-kind securities that are debt securities can be either senior or subordinated debt. As the buyer of these types of securities, the Fund will recognize a rate of return determined by the gradual appreciation of the security, which is redeemed at face value on a specified maturity date. The discount varies depending on the time remaining until maturity, as well as market interest rates, liquidity of the security, and the issuer’s perceived credit quality. The discount in the absence of financial difficulties of the issuer typically decreases as the final maturity date approaches. Moreover, unlike securities that periodically pay interest to maturity, zero coupon, deferred interest, capital appreciation, and pay-in-kind securities involve the additional risk that the Fund will realize no cash until a specified future payment date unless a portion of such securities is sold and, if the issuer of such securities defaults, the Fund may obtain no return at all on its investment. The values of zero-coupon and pay-in-kind bonds are more volatile in response to interest rate changes than debt obligations of comparable maturities and credit qualities that make regular distributions of interest. Under many market and other conditions, the market for zero-coupon, deferred interest and capital appreciation bonds and pay-in-kind securities may suffer decreased liquidity, making it difficult for the Fund to dispose of them or to determine their current value.

Taxable income from these types of securities is accrued by the Fund without receiving regular interest payments in cash. As a result, the Fund may be required to sell portfolio securities in order to pay a dividend depending, among other things, upon the proportion of shareholders who elect to receive dividends in cash rather than reinvesting dividends in additional Shares of the Fund.

In particular, pay-in-kind securities will give rise to taxable income which is required to be distributed for the Fund to maintain its qualification for treatment as a RIC under the Code and avoid a Fund level tax even though the Fund holding the security receives no interest payments in cash on the security during the year. This may have a negative impact on the liquidity of the Fund because the Fund may be required to pay out as an income distribution an amount which is greater than the total amount of cash interest the Fund actually received in order to make the requisite distributions.

Pay-in-kind securities generally carry higher interest rates compared to bonds that make cash payments of interest to reflect the time-value of money on deferred interest payments and increased credit risk of borrowers who may need to defer interest payments. Pay-in-kind securities generally involve significantly greater credit risk than coupon loans because the Fund receives no cash payments until the maturity date or a specified cash payment date. Even if accounting conditions are met for accruing income payable at a future date under a pay-in-kind bond, the issuer could still default when the collection date occurs at the maturity of or payment date for the pay-in-kind bond. Pay-in-kind bonds may be difficult to value accurately because they involve ongoing judgments as to the collectability of the deferred payments and the value of any associated collateral. If the issuer of a pay-in-kind security defaults the Fund may lose its entire investment. Generally, the deferral of pay-in-kind interest will increase the loan to value ratio, which is a measure of the riskiness of a loan or bond.

Leverage Risk: The Fund does not currently anticipate engaging in Borrowings. However, the Fund may employ leverage through Borrowings in the future, with notice to shareholders. The Fund’s use of leverage could create the opportunity for a higher return for shareholders, but would also result in special risks for shareholders and can magnify the effect of any losses. If the income and gains earned on the securities and investments purchased with leverage proceeds are greater than the cost of the leverage, the return on the Shares will be greater than if leverage had not been used. Conversely, if the income and gains from the securities and investments purchased with such proceeds do not cover the cost of leverage, the return on the Shares will be less than if leverage had not been used.

There is no assurance that a leveraging strategy will be successful. In addition, derivative transactions, if utilized, can involve leverage or the potential for leverage because they enable the Fund to magnify the Fund’s exposure beyond its investment.

Because the fee paid to the Adviser is calculated on the basis of the Fund’s Managed Assets, which include the proceeds of leverage, the dollar amount of the management fee paid by the Fund to the Adviser will be higher (and the Adviser will be benefited to that extent) if leverage is utilized. The Adviser will utilize leverage only if it believes such action would result in a net benefit to the Fund’s shareholders after taking into account the higher fees and expenses associated with leverage (including higher management fees).

Leverage involves risks and special considerations compared to a comparable portfolio without leverage including: (i) the likelihood of greater volatility of the Fund’s NAV; (ii) the risk that fluctuations in interest rates on Borrowings will reduce the return to the shareholders or will result in fluctuations in the dividends paid on the Shares; (iii) the effect of leverage in a declining market, which is likely to cause a greater decline in the NAV of the Shares than if the Fund were not leveraged; (iv) if the Fund uses leverage, the investment management fees payable to the Adviser will be higher than if the Fund did not use leverage, and may provide a financial incentive to the Adviser to increase the Fund’s use of leverage and create an inherent conflict of interest; and (v) leverage may increase expenses, which may reduce total return.

A decline in the Fund’s NAV could affect the ability of the Fund to make dividend payments to shareholders. The failure to pay dividends or make distributions could result in the Fund ceasing to qualify as a RIC under the Code, which could have a material adverse effect on the value of the Shares. If the asset coverage for preferred shares or Borrowings declines to less than 200% or 300%, respectively (as a result of market fluctuations or otherwise), the Fund may be required to sell a portion of its investments when it may be disadvantageous to do so.

All costs and expenses related to any form of leverage used by the Fund will be borne entirely by the shareholders.

Reinvestment Risk: Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio’s current earnings rate. For instance, during periods of declining interest rates, an issuer of debt obligations may exercise an option to redeem securities prior to maturity, forcing the Fund to invest in lower-yielding securities. The Fund also may choose to sell higher yielding portfolio securities and to purchase lower yielding securities to achieve greater portfolio diversification, because the portfolio managers believe the current holdings are overvalued or for other investment-related reasons. A decline in income received by the Fund from its investments is likely to have a negative effect on dividend levels, NAV and/or overall return of the Shares.

Tax Treatment Limitations and Potential Changes in Tax Treatment Risk: The Fund intends has elected to be treated and intends to continue to qualify as a RIC under the Code, so that it generally will not be subject to U.S. federal income tax on its net investment income or net short-term or long-term capital gains, that are distributed (or deemed distributed, as described below) to shareholders. In order to qualify as a RIC under Subchapter M, at least 90% of the Fund’s gross income for each taxable year must be “qualifying income,” and the Fund must meet certain asset diversification tests.

To the extent that the Fund utilizes derivatives in pursuing its investment strategy, the Fund believes that such utilization of derivatives will generate qualifying income under current U.S. federal income tax law, but certain aspects of the tax treatment of such instruments are currently unclear.

The Fund’s qualification and taxation as a RIC depends upon the Fund’s ability to satisfy on a continuing basis, through actual, annual operating results, distribution, income and asset, and other requirements imposed under the Code. However, no assurance can be given that the Fund will be able to meet the complex and varied tests required to qualify as a RIC or to avoid corporate level tax. In addition, because the relevant laws may change, compliance with one or more of the RIC requirements may be impossible or impracticable.

If for any taxable year the Fund were to fail to meet the income or diversification tests described above, the Fund could in some cases cure such failure, including by paying a fund-level tax and, in the case of a diversification test failure, disposing of certain assets.

If, in any year, the Fund were to fail to qualify for treatment as a RIC under the Code, and were ineligible to or did not otherwise cure such failure, the Fund would be subject to tax on its taxable income at regular corporate rates and, when such income is distributed, Shareholders would be subject to a further tax to the extent of the Fund’s current or accumulated earnings and profits.

RIC-Related Risks of Investments Generating Non-Cash Taxable Income: Certain of the Fund’s investments will require the Fund to recognize taxable income in a tax year in excess of the cash generated on those investments during that year. For example, the Fund expects to invest in loans and other debt instruments that will be treated as having “market discount” and/or original issue discount (“OID”) (such as debt instruments with payment-in-kind interest or, in certain cases, increasing interest rates or issued with equity or warrants) for U.S. federal income tax purposes. The Fund may also have to include in its taxable income other amounts that it has not yet received in cash but has been allocated to it as a result of its investments in entities treated as partnerships for U.S. federal income tax purposes. In addition, certain investments in corporate stock require inclusion in income of amounts of deemed dividends even if no cash distribution is made. As a result, the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, and therefore the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. The Fund may be required to make a distribution to the Fund’s shareholders in order to satisfy the Annual Distribution Requirement (as defined below), even though it will not have received the corresponding cash amount. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, raise additional debt or equity capital, make taxable distributions of Shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize additional gain or loss on such liquidations. In the event the Fund realizes additional net capital gains from such liquidation transactions, shareholders may receive larger capital gain distributions than it or they would in the absence of such transactions.

Instruments that are treated as having OID for U.S. federal income tax purposes may have unreliable valuations because their continuing accruals require judgments about the collectability of the deferred payments and the value of any collateral. Loans that are treated as having OID generally represent a significantly higher credit risk than coupon loans. Accruals on such instruments may create uncertainty about the source of Fund distributions to shareholders. OID creates the risk of non-refundable cash payments to the Adviser based on accruals that may never be realized. In addition, the deferral of payment-in-kind interest also reduces a loan’s loan-to-value ratio at a compounding rate.

Uncertain Tax Treatment: The Fund may invest in certain investments may present special tax issues for the Fund and may have uncertain tax treatment. These issues will be addressed by the Fund to the extent necessary in connection with the Fund’s intention to distribute sufficient income each tax year to minimize the risk that it becomes subject to U.S. federal income or excise tax.

Tax Laws Subject to Change: All statements contained herein concerning the U.S. federal income tax (or other tax) consequences of an investment in the Fund are based on existing law and interpretations thereof. Changes in and/or the enactment of new U.S. federal income tax and other tax laws, regulations or other administrative guidance and interpretations thereof could occur during the life of the Fund. The nature of additional changes in U.S. federal or non-U.S. income tax law, if any, cannot be determined prior to enactment of any new tax legislation. However, such legislation could significantly alter the tax consequences and decrease the after tax rate of return of an investment in the Fund, including with retroactive effect. Potential investors therefore are urged to seek, and must rely on, the advice of their tax advisers with respect to the possible impact on their investments of recent legislation, as well as any future proposed tax legislation or administrative or judicial action.

Non-Diversification Risk: The Fund is “non-diversified,” which means that the Fund may invest a significant portion of its assets in the securities of a small number of issuers than a diversified fund. A fund that invests in a relatively smaller number of issuers is more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund might be and to the risk that it may not meet the RIC diversification tests. Some of those issuers also may present substantial credit or other risks. Similarly, the Fund may be subject to increased economic, business or political risk to the extent that it invests a substantial portion of its assets in a particular currency, in a group of related industries, in a particular issuer, in the bonds of similar projects or in a narrowly defined geographic area outside the U.S.

Cyber Security Risk: As the use of technology has become more prevalent in the course of business, the Adviser and other service providers have become more susceptible to operational and information security risks. Cyber incidents can result from deliberate attacks or unintentional events and include, but are not limited to, gaining unauthorized access to electronic systems for purposes of misappropriating assets, personally identifiable information (“PII”) or proprietary information (e.g., trading models and algorithms), corrupting data, or causing operational disruption, for example, by compromising trading systems or accounting platforms. Other ways in which the business operations of the Adviser, other service providers, or issuers of securities in which the Adviser invests a shareholder’s assets may be impacted include interference with a shareholder’s ability to value its portfolio, the unauthorized release of PII or confidential information, and violations of applicable privacy, recordkeeping and other laws. A shareholder and/or its account could be negatively impacted as a result.

While the Adviser has established internal risk management security protocols designed to identify, protect against, detect, respond to and recover from cyber security incidents, there are inherent limitations in such protocols including the possibility that certain threats and vulnerabilities have not been identified or made public due to the evolving nature of cyber security threats. Furthermore, the Adviser cannot control the cyber security systems of third party service providers or issuers. Any problems relating to the performance and effectiveness of security procedures used by the Fund or its service providers to protect the Fund’s assets, such as algorithms, codes, passwords, multiple signature systems, encryption and telephone call-backs, may have an adverse impact on the Fund or its investors. Furthermore, as the Fund’s assets grow, it may become a more appealing target for cybersecurity threats such as hackers and malware. There currently is no insurance policy available to cover all of the potential risks associated with cyber incidents. Unless specifically agreed by the Adviser separately or required by law, the Adviser is not a guarantor against, or obligor for, any damages resulting from a cyber-security-related incident.

Operational Risk: The Fund is also subject to the risk of loss as a result of other services provided by the Adviser and other service providers, including pricing, administrative, accounting, tax, legal, custody, transfer agency, and other services. Operational risk includes the possibility of loss caused by inadequate procedures and controls, human error, and system failures by a service provider; each of which may negatively affect the Fund’s performance. For example, trading delays or errors could prevent the Fund from benefiting from potential investment gains or avoiding losses. In addition, a service provider may be unable to provide a NAV for the Fund on a timely basis. Similar types of operational risks also are present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value.

Dependence on Key Personnel Risk: The Adviser depends on the efforts, skills, reputations and business contacts of its key personnel, the information and deal flow they and others generate during the normal course of their activities, and the synergies among the diverse fields of expertise and knowledge held by the Adviser’s professionals. The loss of the services of any of them could have a material adverse effect on the Fund and could harm the Adviser’s ability to manage the Fund.

The Adviser’s portfolio managers, together with other key personnel, possess substantial experience and expertise and have strong business relationships with members of the business community. The loss of these personnel could jeopardize these relationships and could result in fewer investment opportunities for the Fund. For example, if any of the Adviser’s portfolio managers or key personnel were to join or form a competing firm, the Fund’s results and financial condition could suffer.

Business Continuity: The Adviser has developed a business continuity program that is designed to minimize the disruption of normal business operations in the event of an adverse incident impacting the Adviser, its affiliates, or the Fund. While the Adviser believes that the business continuity program should enable it to reestablish normal business operations in a timely manner in the event of an adverse incident, there are inherent limitations in such programs (including the possibility that contingencies have not been anticipated and procedures do not work as intended) and under some circumstances, the Adviser, its affiliates, and any vendors used by the Adviser, its affiliates, or the Fund could be prevented or hindered from providing services to the Fund for extended periods of time. These circumstances may include, without limitation, acts of God, acts of governments, any act of declared or undeclared war or of a public enemy (including acts of terrorism), power shortages or failures, utility or communication failure or delays, labor disputes, strikes, shortages, supply shortages, system failures or malfunctions. The Fund’s ability to recover any losses or expenses it incurs as a result of a disruption of business operations may be limited by the liability, standard of care, and related provisions in its contractual arrangements with the Adviser and other service providers.

Market Disruption and Geopolitical Risk: Market risks, including political, regulatory, market, economic and social developments and developments that impact specific economic sectors, industries or segments of the market, can affect the value and liquidity of the Fund’s investments, which may become more difficult to value. In addition, turbulence and reduced liquidity in financial markets may negatively affect issuers, sponsors and other market participants, which could adversely affect the Fund. Stock prices may experience greater volatility during periods of challenging market conditions, and there can be severe limitations on an investor’s ability to sell certain debt securities, including those that are of higher credit quality, during a period of reduced credit market liquidity. As a result, during these periods, the Fund’s NAV will fluctuate. A shareholder may experience a significant decline in the value of its investment and could lose money.

Global economies and financial markets are becoming increasingly interconnected, and conditions and events in one country, region or financial market may adversely impact issuers in a different country, region or financial market. These risks may be magnified if certain events or developments were to adversely interrupt the global supply chain, which could affect companies worldwide. The Adviser’s business activities, as well as the activities of the Fund, its portfolio investments and their operations, could be materially adversely affected by outbreaks of disease, epidemics and public health issues, which can exacerbate pre-existing political, social and economic risks in certain countries or regions and trigger a prolonged period of global economic slowdown. Recent examples include pandemic risks related to COVID-19 (notably, its significant negative impact on economic and market conditions and global supply chains, and the aggressive measures taken worldwide in response by governments and businesses), shifts in global trade, immigration, regulatory and other policies, and geopolitical tensions and risks such as those related to Russia’s invasion of Ukraine, ongoing conflicts in the Middle East and other geopolitical tensions, hostilities and instability. To the extent the Fund has significant investments in certain countries, regions, companies, industries or market sectors, such positions will increase the risk of loss from adverse developments affecting those countries, regions, companies, industries or sectors. Additionally, increasing cybersecurity threats, technological disruptions and climate-related events (such as natural disasters and extreme weather) may cause sudden and significant market disruptions.

Challenges facing a single, concentrated sector or industry can have far-reaching implications for the broader economy, including the private credit market. For example, although the U.S. economy has demonstrated strength and resiliency underpinned by the ongoing technology investment boom, there can be no assurance that such trend will continue. Recently, there has been growing concern about the sustainability of the private credit industry, particularly due to its significant exposure to the expanding technology sector, which includes artificial intelligence infrastructure investments. Market analysts, journalists and other stakeholders have increasingly questioned whether the rapidly developing artificial intelligence market, which includes companies focused on the design and manufacture of semiconductors, data center construction and the expansion of power generation, is fueling inflated valuations and unsustainable price appreciation. This concern is compounded by the sector’s increasing interconnectivity, as private credit supports cross-investments among artificial intelligence- and data center-focused firms, potentially creating an overvalued and tightly linked ecosystem that may lack solid long-term economic fundamentals. If these concerns are validated or perceived as credible by the public, a significant global market correction or downturn could occur, which could result in a material adverse effect on the Fund and its portfolio companies. In particular, market devaluations in the software sector may impair companies’ ability to refinance existing private credit loans and restrict merger and acquisition activity in the sector. Consequently, these dynamics could lead to extended holding periods for certain of the Fund’s assets.

Recent negative publicity in private credit affecting BDCs, registered closed-end funds (including interval funds) and other private investment funds pursuing such strategies that conduct periodic repurchase offers has coincided with an increase in investor repurchase requests across certain vehicles, including the Fund. If this trend persists, fund managers facing elevated repurchase requests may be required to sell assets to generate liquidity if they seek to fulfill these elevated repurchase requests, which could place downward pressure on the market value of certain investments held by those funds. Market dislocations or forced selling by market participants holding similar assets could adversely affect the valuation of comparable investments held in the Fund’s portfolio.

As of the date of this Prospectus, there is uncertainty with respect to legislation, regulation and government policy at the federal, state and local levels, notably with respect to U.S. fiscal, tax, trade, healthcare, energy, immigration, foreign and government regulatory policy. Recent events have created a climate of heightened uncertainty and introduced new and difficult-to-quantify macroeconomic and geopolitical risks with potentially far-reaching implications, including as it relates to tariffs, budget and deficit reduction plans, foreign policy tensions, sanctions, and other similar developments. There has been a corresponding meaningful increase in the uncertainty surrounding interest rates, tax rates, inflation, energy costs, foreign exchange rates, trade volumes and fiscal and monetary policy. To the extent the U.S. Congress or the White House implements additional changes to U.S. policy, those changes may impact, among other things, the U.S. and global economy, international trade and relations, the U.S. regulatory environment, corporate taxes, inflation, healthcare, unemployment and immigration, among other areas. Until any additional policy changes are finalized, it cannot be known whether the Fund and its investments or future investments may be positively or negatively affected, or the impact of continuing uncertainty.

Valuation Risk: Unlike publicly-traded common stock, which trades on national exchanges, there is no central exchange for fixed-income securities, including bank loans, to trade. Such fixed-income securities generally trade on an “over-the-counter” market, where the buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of fixed-income securities, particularly in the lower tier of the high yield market where there are fewer market makers, may carry more risk than that of publicly-traded common stock. Uncertainties in the conditions of the financial market, unreliable reference data, lack of transparency and inconsistency of valuation models and processes may lead to inaccurate asset pricing by third party pricing vendors. Moreover, to the extent that prices or quotations are not available from such third party pricing vendors, or when the Adviser believes that they are unreliable and not representative of fair value, securities may be priced by the Fund using fair value procedures approved by the Board. In addition, other market participants may value securities differently than the Fund. As a result, the Fund may be subject to the risk that when a fixed-income security is sold in the market, the amount received by the Fund is less than the value of such fixed-income security carried on the Fund’s books.

The valuation of the Fund’s investments involves subjective judgment. There can be no assurance that the Fund will value its investments in a manner that accurately reflects their current market values or that the Fund will be able to sell any investment at a price equal to the valuation ascribed to that investment for purposes of calculating the Fund’s NAV. Incorrect valuations of the Fund’s portfolio holdings could result in the Fund’s shareholder transactions being effected at a NAV that does not accurately reflect the underlying value of the Fund’s portfolio, resulting in the dilution of shareholder interests.

Advancements in Artificial Intelligence and Machine Learning Risk. Technological developments in artificial intelligence, including machine learning technology and generative artificial intelligence (i.e., AI Technologies) and their current and potential future applications, as well as the legal and regulatory frameworks within which they operate, are rapidly evolving. The full extent of current or future risks related thereto is not possible to predict and the Adviser as well as the Fund’s portfolio companies may not be able to anticipate, prevent, mitigate or remediate all of the potential risks, challenges or impacts of such changes. Any of these technological innovations could result in harm to the Adviser, the Fund, the Fund’s portfolio companies or their respective service providers and affiliates; reduce demand for their products, services, software or technology offerings; significantly disrupt the markets in which they operate; and subject them to increased competition, including industry pricing or other competitive dynamics. These effects could materially and adversely affect their business, financial condition and results of operations, impact their valuations and ultimately have an adverse impact on us. Advancements in computing and AI Technologies, including efficiency improvements, without related increases in the adoption and development of such technologies, could also negatively impact demand for, and the valuation of, digital infrastructure assets.

The Adviser, the Fund, the Fund’s portfolio companies, their respective service providers and their affiliates may avail themselves of the benefits, insights and efficiencies that are available through the use of AI Technologies. While the Adviser, the Fund, the Fund’s portfolio companies, their respective service providers and affiliates may deploy AI Technologies in a variety of ways, including in the evaluation and management of investments, legal and marketing compliance, customer engagement, content creation and rules-based operations (e.g., legal, accounting, and transaction processing), the long-term effectiveness and scalability of AI Technologies remain uncertain. In addition, the use of AI Technologies presents a number of risks that cannot be fully mitigated. For example, AI Technologies are highly reliant on the collection and analysis of large amounts of data and complex algorithms, but it is not possible or practicable to incorporate all relevant data into models that AI Technologies utilize to operate. Moreover, with the use of AI Technologies, there often exists a lack of transparency of how inputs are converted to outputs, and none of the Adviser, the Fund, the Fund’s portfolio companies, their respective service providers or their affiliates can fully validate this process and its accuracy. The accuracy of such inputs and the resulting impact on the results of AI Technologies cannot be verified and could result in a diminished quality of work product that includes or is derived from inaccurate or erroneous information. Further, inherent bias in the construction of AI Technologies can lead to a wide array of risks including but not limited to accuracy, efficacy and reputational harm. Therefore, it is expected that data in such models will contain a degree of inaccuracy and error, and potentially materially so, and that such data as well as algorithms in use could otherwise be inadequate or flawed, which would be likely to degrade the effectiveness of AI Technologies and could adversely impact the Adviser, the Fund, the Fund’s portfolio companies, their respective service providers or their affiliates to the extent they rely on the work product of such AI Technologies. The volume and reliance on data and algorithms also make AI Technologies, and in turn the Adviser, the Fund, the Fund’s portfolio companies, their respective service providers and their affiliates, more susceptible to cybersecurity threats, including the compromise of underlying models, training data, or other intellectual property. The Adviser, the Fund, the Fund’s portfolio companies, their respective service providers and their affiliates could be exposed to risks to the extent third-party service providers, or any counterparties use AI Technologies in their business activities. At the same time, to the extent utilized by the Adviser, the Fund, the Fund’s portfolio companies, their respective service providers or their affiliates, any interruption of access to or use of AI Technologies could impede the ability of the Adviser, the Fund, the Fund’s portfolio companies, their respective service providers or their affiliates to generate information and analysis that could be beneficial to us/them and our/their business, financial condition and results of operations. AI Technologies will likely also be competitive with certain business activities or increase the obsolescence of certain organizations’ products or services, particularly as AI Technologies improve. This could also have an adverse impact on the Adviser, the Fund, the Fund’s portfolio companies, their respective service providers and/or their affiliates.

AI Technologies can also be misused or misappropriated, even unintentionally, by third parties and/or employees of the Adviser, the Fund’s portfolio companies, their respective service providers or their affiliates. For example, there is a risk that a user will input confidential information, including material non-public information, or personal identifiable information, into AI Technologies applications, resulting in such information becoming part of a dataset that is accessible by other third-party AI Technologies applications and users including competitors of the Adviser, the Fund, the Fund’s portfolio companies, their respective service providers or their affiliates. Moreover, the Adviser, the Fund, the Fund’s portfolio companies, their respective service providers and their affiliates will not necessarily be in a position to control the manner in which third-party AI Technologies are developed or maintained or the manner in which third parties use AI Technologies to provide services, even where they have sought contractual protections. The use of AI Technologies, including potential inadvertent disclosure of confidential information or personal identifiable information, could also lead to legal and regulatory investigations and enforcement actions. Relatedly, the Adviser, the Fund, the Fund’s portfolio companies, their respective service providers and their affiliates could be exposed to risks to the extent third-party service providers or any counterparties use AI Technologies in their business activities.

Regulations related to AI Technologies could also impose certain obligations and costs related to monitoring and compliance. Regulators are increasing scrutiny of, and enacting or considering enacting regulations regarding, the use of AI Technologies, including the use of “big data,” diligence of data sets and oversight of data vendors. The use of AI Technologies by the Adviser, the Fund, the Fund’s portfolio companies, their respective service providers and their affiliates may require compliance with legal and regulatory frameworks that are not fully developed or tested, and the Fund, the Adviser, the Fund’s portfolio companies, their respective service providers or their affiliates may face litigation and regulatory actions related to the use or the engagement of vendors that use AI Technologies.

The utilization of AI Technologies may inadvertently involve the integration of confidential data, including sensitive non-public information, by either third parties in breach of non-disclosure agreements, or by employees of the Adviser or the related affiliates and partners in breach of the Fund’s policies. This may result in the confidential information becoming accessible within a dataset by other third-party machine learning technology applications and users.

AI Technologies and their current and potential future applications, including in the private investment and financial sectors, as well as the legal and regulatory frameworks within which they operate, continue to rapidly evolve, and it is not possible to predict the full extent of current or future risks related thereto.

Litigation Risk. The Adviser and its affiliates engage in a broad variety of activities in respect of its managed funds and investments. These activities subject the Adviser and its affiliates to risks of becoming involved in litigation by third parties and subject the Adviser and its affiliates to investigations or proceedings initiated by governmental authorities. Additionally, in the ordinary course of its business, the Fund may be subject to litigation from time to time. The outcome of such proceedings may materially adversely affect the value of the Fund and may continue without resolution for long periods of time. Any litigation may consume substantial amounts of the Adviser’s and its principals’ time and attention, and the time and the devotion of resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. The adoption of new, or the enhancement of existing, laws and regulations may further increase the risk of litigation. Any such litigation would likely have a negative financial impact on the Fund.

In recent periods, there has been negative publicity relating to the private credit industry that could harm the Fund’s or the Adviser’s reputation. In addition, partially as a result of certain high profile defaults and bankruptcies, there has also been increased negative publicity with respect to the private credit industry. Although neither the Fund nor the Adviser have been affected by those particular defaults and bankruptcies, the negative publicity, press speculation and concerns surrounding the private credit industry generally, whether valid or not, could in the future harm the Fund’s or the Adviser’s reputation, heighten scrutiny of the Fund’s and the Adviser’s business, encourage litigation and regulatory inquiries and adversely affect the Fund’s borrower or investor relationships and fundraising efforts.

Import/Export Regulation Risk: Significant changes to U.S. trade policy, including changes to current legislation and trade agreements and the imposition of tariffs on a range of goods imported into the U.S. has resulted in a few countries retaliating with tariffs against the United States. These retaliatory actions could trigger extended “trade wars” between the U.S. and its trading partners, resulting in additional barriers to the international market, inclusive of customers, vendors, and potential investors. Under these circumstances, the cost of goods for some portfolio companies could increase, resulting in lower consumer demand for their goods and reduced cash flows. While it is unknown whether and to what extent new legislation will be enacted into law, the enactment or amendment of trade legislation and/or renegotiation of trade agreements may impose additional compliance costs on portfolio companies, restrict their ability to participate in international markets and otherwise disrupt their current operations.

Anti-Takeover Provisions

The Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. The Trustees are elected for indefinite terms and do not stand for reelection on a regular basis, although they may stand for reelection in connection with the election of another Trustee. A Trustee may be removed from office with or without cause by a vote of two-thirds of the remaining Trustees or by a vote of the holders of at least two-thirds of Shares. These voting thresholds are not required under Delaware or federal law. The anti-takeover provisions in the Declaration of Trust promote stability in the governance of the Fund and limit the risk that the Fund will be subject to changes in control, operational changes or other changes that may not be in the best interests of shareholders. However, these anti-takeover provisions may also inhibit certain changes of control that could benefit shareholders, such as by leading to improvements in Fund operations, by leading to increased returns of capital to shareholders or through other means. The Declaration of Trust, including the anti-takeover provisions contained therein, was considered and ratified by the Fund’s Board. See “Anti-Takeover and Other Provisions in the Declaration of Trust.”

MANAGEMENT OF THE FUND

Trustees and Officers

Pursuant to the Declaration of Trust and the Fund’s By-laws (the “By-laws”), the Board oversees the management of the business and affairs of the Fund. The Board appoints officers who are responsible for the day-to-day operations of the Fund and who execute policies authorized by the Board. The Board consists of five Trustees, none of whom are considered to be “interested persons” (as defined in the 1940 Act) of the Fund (“Independent Trustees”). The Trustees are subject to removal or replacement in accordance with Delaware law and the Declaration of Trust. The SAI provides additional information about the Trustees.

Investment Adviser

The Fund’s investment adviser is Polen Credit, an investment adviser registered with the SEC, which is located at 1075 Main Street, Suite 320, Waltham, MA 02451. Polen Credit was founded in 1996 as DDJ Capital Management, LLC and, in addition to serving as the investment adviser to the Fund, provides portfolio management services to pension and profit sharing plans, other pooled investment vehicles, charitable organizations, state and municipal government agencies, and other institutional investors. As of June 30, 2026, Polen Credit had approximately $6.6 billion in assets under management, including assets managed by its controlled subsidiaries. On January 31, 2022, Polen Capital, an investment adviser registered with the SEC located at 1825 NW Corporate Blvd., Suite 300, Boca Raton, FL 33431, acquired 100% of the outstanding equity units of Polen Credit. Accordingly, as of such date, Polen Credit became a wholly-owned subsidiary of Polen Capital. Subject to the supervision of the Board, the Adviser is responsible for managing the investment activities of the Fund and the Fund’s business affairs and other administrative matters.

Management Fee

Under the Management Agreement between the Adviser and the Fund, on behalf of the Fund, the Adviser is entitled to an annual management fee, payable on a monthly basis, at the annual rate of 1.25% of the Fund’s Managed Assets.

The Fund pays all expenses attributable to its operations not expressly assumed by the Adviser, including, without limitation, organizational and offering expenses; investment expenses; filing fees and expenses relating to the registration and qualification of the Fund and its Shares; taxes and governmental fees; costs of insurance or fidelity bonds; costs, expenses or losses arising out of liability of or claim for damages or other relief asserted against the Fund for any violation of law; legal, accounting and auditing expenses; charges of custodians and other agents; printing fees and expenses; costs of preparing and distributing shareholder reports and materials; other reporting and compliance costs, including registration and listing fees; extraordinary expenses; cost of calculating individual asset values and NAV of the Fund; out-of-pocket expenses of the Adviser or its investment personnel relating to due diligence on prospective investments and enforcement of the Fund’s rights; fees and expenses of dividend and transfer agents; administration fees; debt service and other costs of Borrowings or financing arrangements; placement fees; independent audit fees and expenses; costs of specialty or custom software for monitoring, risk, compliance and investments.

The Adviser has contractually agreed to waive its fees and/or reimburse expenses to the extent necessary to ensure that total annual fund operating expenses (excluding distribution and service fees and expenses, interest and borrowing costs, taxes, dividends, investment-related expenses (such as fees and expenses of outside legal counsel or third party consultants, due diligence-related expenses, and other costs, expenses, and liabilities with respect to consummated and unconsummated investments), extraordinary expenses, “Acquired Fund Fees and Expenses”, and brokerage commissions) do not exceed an annual rate of 0.75% (the “Expense Limitation”). The Expense Limitation will remain in effect until August 31, 2027, unless the Board of Trustees approves its earlier termination. The Adviser is entitled to recover, subject to approval by the Board of Trustees, any fees waived and/or expenses reimbursed by the Adviser with respect to the Fund for a three-year period following the date of such fee waiver and/or expense reimbursement, to the extent the Fund’s total annual operating expenses do not exceed the limits described above or any lesser limits in effect at the time of the reimbursement.

A discussion regarding the considerations of the Board for approving the Management Agreement between the Adviser and the Fund is included in the Fund’s annual report to shareholders for the fiscal year ended April 30, 2026.

Administrative and Accounting Services

Pursuant to an Administration and Accounting Services Agreement, The Bank of New York Mellon performs certain administrative services for the Fund including, among other things, assisting in the preparation of the annual post-effective amendments to the Fund’s registration statement, assisting in obtaining the fidelity bond and trustees’ and officers’/errors and omissions insurance policies, preparing notices, agendas, and resolutions for quarterly Board of Trustees meetings, maintaining the Fund’s corporate calendar, maintaining Fund contract files and providing executive and administrative services to support the Independent Trustees. The Bank of New York Mellon also performs certain administrative and accounting services for the Fund such as preparing shareholder reports, providing statistical and research data, assisting the Adviser in compliance monitoring activities, and preparing and filing federal and state tax returns on behalf of the Fund. In addition, The Bank of New York Mellon prepares and files certain reports with the appropriate regulatory agencies and prepares certain materials required by the SEC or any state securities commission having jurisdiction over the Fund. The accounting services performed by The Bank of New York Mellon include determining the NAV per share of the Fund and maintaining records relating to the securities transactions of the Fund.

Portfolio Managers

The Adviser manages the investment portfolio of the Fund by using a collaborative, team-based approach whereby research analysts provide substantial insight into the investment process for their respective industries. Benjamin J. Santonelli and John W. Sherman are jointly and primarily responsible for the day-to-day management of the Fund. Mr. Santonelli, a portfolio manager at the Adviser, serves as the lead portfolio manager of the Fund and served as lead portfolio manager of the Predecessor Fund. As lead portfolio manager, Mr. Santonelli has ultimate authority and responsibility for all investment decisions for the Fund. Mr. Sherman, another portfolio manager at the Adviser, also serves as a co-portfolio manager of the Fund and served as assistant portfolio manager of the Predecessor Fund. Biographical information for the portfolio managers is set forth below.

Name	Since	Recent Professional Experience
Benjamin Santonelli	Inception

Mr. Santonelli, Portfolio Manager, joined Polen Credit in 2004 and has more than 22 years of experience in sourcing, analyzing, and managing investments across a variety of industries. Mr. Santonelli serves as lead portfolio manager of Polen Credit’s Credit Opportunities strategy and co-portfolio manager of Polen Credit’s U.S. Opportunistic High Yield and Bank Loan strategies. He is also a member of Polen Credit’s Investment Review Committee. Mr. Santonelli serves as a member of the board of directors of a portfolio company held by certain funds and accounts managed by Polen Credit. Mr. Santonelli received his B.A. from Amherst College.

John W. Sherman	Inception

Mr. Sherman, Portfolio Manager, joined Polen Credit in 2007 and has more than 22 years of corporate finance and investment experience. Mr. Sherman serves as lead portfolio manager of Polen Credit’s Bank Loan strategy and co-portfolio manager of Polen Credit’s U.S. Opportunistic High Yield and Credit Opportunities strategies. He is also a member of Polen Credit’s Investment Review Committee. Mr. Sherman graduated magna cum laude with a B.B.A. from the University of Notre Dame.

The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and ownership of Fund Shares by the portfolio managers.

Control Persons and Principal Holders of Securities

Shareholders beneficially owning more than 25% of outstanding Shares may be in control and may be able to affect the outcome of certain matters presented for a shareholder vote. As of August 4, 2026, to the best of the Fund’s knowledge, the following persons or entities owned of record or were known by the Fund to beneficially own more than 25% of the Fund’s outstanding shares:

Name and Address of Owner	Number of Shares Held of Record or Beneficially	Percentage of Shares Owned
David J. Breazzano c/o Polen Capital Credit, LLC 1075 Main Street, Suite 320 Waltham, MA 02451	200,163.53	26.79%

Additional Information

The Trustees are generally responsible for overseeing the management of the Fund. The Trustees authorize the Fund to enter into service agreements with the Adviser, the Distributor, and other service providers in order to provide, and in some cases authorize service providers to procure through other parties, necessary or desirable services on behalf of the Fund. Shareholders are not intended to be third-party beneficiaries of such service agreements.

Neither this prospectus, the Fund’s SAI, any contracts filed as exhibits to the Fund’s registration statement, nor any other communications or disclosure documents from or on behalf of the Fund creates a contract between a shareholder of the Fund and the Fund, a service provider to the Fund, and/or the Trustees or officers of the Fund, other than pursuant to any rights under federal or state law. The Trustees may amend this prospectus, the SAI, and any other contracts to which the Fund is a party, and interpret the investment objective, policies, restrictions and contractual provisions applicable to the Fund without shareholder input or approval, except in circumstances in which shareholder approval is specifically required by law (such as changes to fundamental investment policies) or where a shareholder approval requirement is specifically disclosed in the Fund prospectus or SAI.

PRIOR PERFORMANCE OF THE FUND AND SIMILAR ACCOUNTS

The following sets forth performance information of the Fund and Polen Credit Opportunities Full Discretion Composite (the “Composite”), which was incepted by the Adviser on September 30, 2013. The Composite consists of all accounts that the Adviser manages that have investment objectives, policies and strategies substantially similar to those of the Fund. Furthermore, the Fund is managed substantially similarly to the accounts that comprise the Composite. As of June 30, 2026, the Composite consisted of two accounts, including the Fund, with aggregate total assets of approximately $152 million.

The Composite performance is provided to illustrate the performance of the Adviser in managing an account that has investment objectives and policies that are substantially similar to those of the Fund. The Composite performance is provided to illustrate the performance of the Adviser in managing accounts that have investment objectives and policies that are substantially similar to those of the Fund. The Composite performance should not be considered a substitute for the Fund’s performance.

The information set forth below illustrates how the performance of each of the Fund and the Composite has varied over certain time periods since its inception. The table provides the annual net returns for the specified periods and how they compare to that of the Bloomberg U.S. Universal Index, as well as the ICE BofA U.S. High Yield Index and a customized index comprising 50% ICE BofA U.S. High Yield Index and 50% S&P UBS Leveraged Loan Index. None of these indices are actively managed or available for direct investment or reflect deductions for fees or expenses. The returns of the Fund and the Composite are shown gross and net (after the deduction) of all actual fees and expenses of the Fund or the accounts that comprise the Composite, respectively. Because the fees and expenses of the other account within the Composite were generally lower than the net fees and expenses of the Fund (prior to reflecting the Fund’s expense limitation agreement in place from the commencement of operations of the Fund until August 31, 2027), using the fees and expenses of the Fund to calculate the net returns of the Composite would have lowered such Composite’s net returns in most periods.

The performance of the Composite does not represent the historical performance of the Fund in this prospectus and should not be interpreted as indicative of future performance of the Fund. There can be no assurance that the Fund will achieve comparable results or that the returns generated by the Fund will equal or exceed those of the Composite or that the Fund will be able to implement its investment strategy or achieve its investment objective. Future investments will be made under different economic conditions and will include different underlying investments. Results may differ from the Composite because of, among other things, differences in brokerage commissions, account expenses, including management fees, the size of positions taken in relation to account size and diversification of securities considerations, timing of purchases and sales, stability and frequency of cash inflows and outflows, and availability of cash for new investments, as well as potential implementation differences related to availability of certain investment opportunities (in particular for the Fund, the unavailability of Rule 144A securities until the Fund qualifies as a “qualified institutional buyer” pursuant to the requirements of Rule 144A promulgated by the SEC under the Securities Act of 1933, as amended). In addition, the account that comprises the Composite are not subject to certain investment limitations, diversification or other restrictions that are imposed by the 1940 Act and the Code, which, if applicable, may have further adversely affected the performance results of the Composite.

The Adviser has prepared and presented the following information using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows. This calculation methodology differs from the SEC method of calculating performance. The SEC standardized total return is calculated using a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges.

Fund Average Annual Total Returns (for the Periods ended December 31, 2025)	1 Year	Since Inception*
Polen Credit Opportunities Fund (Net)	(2.33)%	3.69%
Polen Credit Opportunities Fund (Gross)	(1.12)%	4.67%
ICE BofA US High Yield Index (reflects no deductions for fees or expenses or taxes)[1]	8.50%	10.15%
50% ICE BofA US High Yield Index / 50% S&P UBS Leveraged Loan Index (reflects no deductions for fees or expenses or taxes)[1,2]	7.22%	9.18%
Bloomberg US Universal Index (reflects no deductions for fees or expenses or taxes)[3]	7.58%	6.35%

Fund Annual Total Returns (for the Periods ended December 31)	2023*	2024	2025
Polen Credit Opportunities Fund (Net)	3.94%	7.19%	(2.33)%
Polen Credit Opportunities Fund (Gross)	4.21%	7.99%	(1.12)%
ICE BofA US High Yield Index (reflects no deductions for fees or expenses or taxes)[1]	6.89%	8.22%	8.50%
50% ICE BofA US High Yield Index / 50% S&P UBS Leveraged Loan Index (reflects no deductions for fees or expenses or taxes)[1,2]	5.52%	8.64%	7.22%
Bloomberg US Universal Index (reflects no deductions for fees or expenses or taxes)[3]	5.25%	2.04%	7.58%

The year-to-date total return of the Fund as of June 30, 2026 was (0.34)% (net) 1.11% (gross).

Composite Average Annual Total Returns (for the Periods ended December 31, 2025)	1 year	3 years	5 years	7 years	10 years	Since Inception**
Polen Credit Opportunities Full Discretion Composite (Net)	(2.40)%	7.11%	4.14%	4.43%	5.99%	5.34%
Polen Credit Opportunities Full Discretion Composite (Gross)	(1.15)%	8.46%	5.67%	5.89%	7.53%	6.83%
ICE BofA US High Yield Index (reflects no deductions for fees or expenses or taxes)[1]	8.50%	10.02%	4.49%	6.09%	6.44%	5.33%
50% ICE BofA US High Yield Index / 50% S&P UBS Leveraged Loan Index (reflects no deductions for fees or expenses or taxes)[1,2]	7.22%	9.68%	5.47%	6.13%	6.14%	5.16%
Bloomberg US Universal Index (reflects no deductions for fees or expenses or taxes)[3]	7.58%	5.24%	0.06%	2.38%	2.44%	2.49%

Composite Annual Total Returns (for the Periods ended December 31)	2013**	2014	2015	2016	2017	2018
Polen Credit Opportunities Full Discretion Composite (Net)	2.98%	3.18%	(0.46)%	16.66%	8.65%	4.22%
Polen Credit Opportunities Full Discretion Composite (Gross)	3.39%	4.37%	0.75%	18.76%	10.55%	5.48%
ICE BofA US High Yield Index (reflects no deductions for fees or expenses or taxes)[1]	3.50%	2.50%	(4.64)%	17.49%	7.48%	(2.26)%
50% ICE BofA US High Yield Index / 50% S&P UBS Leveraged Loan Index (reflects no deductions for fees or expenses or taxes)[1,2]	2.66%	2.29%	(2.51)%	13.64%	5.86%	(0.57)%
Bloomberg US Universal Index (reflects no deductions for fees or expenses or taxes)[3]	0.18%	5.56%	0.43%	3.91%	4.09%	(0.26)%

Composite Annual Total Returns (for the Periods ended December 31)	2019	2020	2021	2022	2023	2024
Polen Credit Opportunities Full Discretion Composite (Net)	2.35%	8.05%	9.83%	(9.25)%	17.28%	7.39%
Polen Credit Opportunities Full Discretion Composite (Gross)	3.59%	9.41%	12.43%	(8.17)%	18.71%	8.76%
ICE BofA US High Yield Index (reflects no deductions for fees or expenses or taxes)[1]	(14.41)%	6.17%	5.36%	(11.22)%	13.46%	8.22%
50% ICE BofA US High Yield Index / 50% S&P UBS Leveraged Loan Index (reflects no deductions for fees or expenses or taxes)[1,2]	(11.27)%	4.48%	5.39%	(6.16)%	13.29%	8.64%
Bloomberg US Universal Index (reflects no deductions for fees or expenses or taxes)[3]	(9.29)%	7.58%	(1.10)%	(12.99)%	6.17%	2.04%

Composite Annual Total Returns (for the Periods ended December 31)	2025
Polen Credit Opportunities Full Discretion Composite (Net)	(2.40)%
Polen Credit Opportunities Full Discretion Composite (Gross)	(1.15)%
ICE BofA US High Yield Index (reflects no deductions for fees or expenses or taxes)[1]	8.50%
50% ICE BofA US High Yield Index / 50% S&P UBS Leveraged Loan Index (reflects no deductions for fees or expenses or taxes)[1,2]	7.22%
Bloomberg US Universal Index (reflects no deductions for fees or expenses or taxes)[3]	7.58%

The year-to-date total return of the Polen Credit Opportunities Full Discretion Composite as of June 30, 2026 was 1.40% (net) 2.05% (gross).

*	The Fund’s inception date is August 28, 2023.
**	The Composite’s inception date is September 30, 2013.
[1]	The ICE BofA US High Yield Index, which is maintained by ICE Data Indices, LLC, is market capitalization weighted and comprises U.S. dollar denominated below investment grade corporate debt publicly issued in the U.S. domestic market.
[2]	The S&P UBS Leveraged Loan Index is constructed to reflect the investible universe of U.S.-dollar denominated leveraged loans.
[3]	The Bloomberg US Universal Index covers U.S.-dollar denominated, taxable bonds that are rated either investment grade or high-yield.

ICE Data Indices, LLC (“ICE DATA”) is used with permission. ICE DATA, its affiliates and their respective third-party suppliers disclaim any and all warranties and representations, express and/or implied, including any warranties of merchantability or fitness for a particular purpose or use, including the index, index data and any data included in, related to, or derived therefrom. Neither ICE DATA, its affiliates or their respective third-party providers shall not be subject to any damages or liability with respect to the adequacy, accuracy, timeliness or completeness of the index or the index data or any component thereof, and the index and index data and all components thereof are provided on an “as is” basis and your use is at your own risk. ICE DATA, its affiliates and their respective third-party suppliers do not sponsor, endorse, or recommend the Adviser, the Fund, or any of the Adviser’s products or services.

BLOOMBERG® and its Bloomberg index referenced herein (the “Index” for purposes of this paragraph) are service marks of Bloomberg Finance L.P. and its affiliates (collectively “Bloomberg”) and/or one or more third-party providers (each such provider, a “Third-Party Provider” for purposes of this paragraph) and have been licensed for use for certain purposes to Polen Capital Credit, LLC. To the extent a Third-Party Provider contributes intellectual property in connection with the Index, such third-party products, company names and logos are trademarks or service marks, and remain the property, of such Third-Party Provider. Bloomberg or Bloomberg’s licensors own all proprietary rights in the Bloomberg Index. Neither Bloomberg nor Bloomberg’s licensors, including a Third-Party Provider, approves or endorses this material, or guarantees the accuracy or completeness of any information herein, or makes any warranty, express or implied, as to the results to be obtained therefrom and, to the maximum extent allowed by law, neither Bloomberg nor Bloomberg’s licensors, including a Third-Party Provider, shall have any liability or responsibility for injury or damages arising in connection therewith.

PLAN OF DISTRIBUTION

The Distributor is the principal underwriter and distributor of the Fund’s Shares pursuant to a distribution agreement (the “Distribution Agreement”) with the Fund. The Distributor, located at located at 190 Middle Street, Suite 301, Portland, ME 04101, is a broker-dealer registered with the SEC and is a member of FINRA.

The Distributor acts as the distributor of Shares for the Fund on a best efforts basis pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of Shares of the Fund.

Shares of the Fund are continuously offered through the Distributor. As discussed below, the Fund may authorize one or more intermediaries (e.g., broker-dealers and other financial firms) to receive orders on its behalf. The Shares are offered at NAV per share calculated each regular business day, plus any applicable sales load. Please see “Net Asset Value” below.

The Fund and the Distributor will have the sole right to accept orders to purchase Shares and reserve the right to reject any order in whole or in part.

No market currently exists for the Fund’s Shares. The Fund will not list its Shares for trading on any securities exchange. There is currently no secondary market for the Fund’s Shares and the Fund does not anticipate that a secondary market will develop for its Shares. Neither the Adviser nor the Distributor intends to make a market in the Fund’s Shares.

Pursuant to the Distribution Agreement, the Fund has agreed to indemnify the Distributor and certain of the Distributor’s affiliates against certain liabilities, including certain liabilities arising under the federal securities laws. The Distributor has agreed to indemnify the Fund and each Trustee against certain liabilities under the federal securities laws and in connection with the services rendered to the Fund.

The Fund offers Institutional Class Shares and may offer additional classes of Shares at a later date. The Fund intends to rely on exemptive relief from the SEC that permits the Fund to issue multiple classes of Shares and to, among other things, impose asset-based distribution fees and early-withdrawal fees.

Institutional Class Shares are generally offered for investment to investors such as pension and profit-sharing plans, employee benefit trusts, endowments, foundations, corporations and institutions. Institutional Class Shares may also be offered to investors participating in fee-based advisory programs that have (or whose trading agents have) an agreement with the Distributor and to investors that are clients of certain registered investment advisers that have an agreement with the Distributor, if it so deems appropriate. Institutional Class Shares are also offered to the Trustees and certain employees and former members of Polen Credit and its affiliates, and their extended family members. For these purposes, “extended family members” shall include such person’s spouse or domestic partner, as recognized by applicable state law, children, siblings, current brother/sister-in-laws, parents, and current father/mother-in-laws. Further information about Shares that are offered in conjunction with a retirement plan can be obtained directly from such retirement plan.

Purchasing Shares

To Open An Account

By Mail. Complete the application and mail it to Shareholder Services at the address noted below, together with a check payable to the Fund. Mail the application and your check to:

Regular Mail:

Polen Credit Opportunities Fund

c/o BNY Mellon Investment Servicing

P.O. Box 534410

Pittsburgh PA 15253-4410

Overnight Mail:

Polen Credit Opportunities Fund

c/o BNY Mellon Investment Servicing

P.O. Box 534410

AIM 154-0520

1350 Penn Avenue, Suite 102

Pittsburgh PA 15222

The Fund will only accept checks drawn on U.S. currency on domestic banks. The Fund will not accept any of the following: cash or cash equivalents, money orders, traveler’s checks, cashier’s checks, bank checks, official checks and treasurer’s checks, payable through checks, third party checks and third-party transactions.

While the Fund does not generally accept foreign investors, it may in instances where either (i) an intermediary makes shares of the Fund available or (ii) the transfer agent, in the case of a direct to Fund subscription, has satisfied its internal procedures with respect to the establishment of foreign investor accounts. Please contact Shareholder Services toll-free at 1-833-996-2518 for more information.

The USA PATRIOT Act requires financial institutions, including the Fund, to adopt certain policies and programs to prevent money-laundering activities, including procedures to verify the identity of customers opening new accounts. As requested on the application, you must supply your full name, date of birth, social security number, and permanent street address. If you are opening the account in the name of a legal entity (e.g., partnership, limited liability company, business trust, corporation, etc.), you must also supply the identity of the beneficial owners. This information will assist the Fund in verifying your identity. Until such verification is made, the Fund may temporarily limit additional share purchases. In addition, the Fund may limit additional share purchases or close an account if it is unable to verify a shareholder’s identity. As required by law, the Fund may employ various procedures, such as comparing the information to fraud databases or requesting additional information or documentation from you, to ensure that the information supplied by you is correct.

By Wire. To make a same-day wire investment, call Shareholder Services toll-free at 1-833-996-2518 before 4:00 p.m. Eastern time for current wire instructions. An account number will be assigned to you. Your wire must be received by the stock market close, typically 4:00 p.m. Eastern time, to receive that day’s price per share. Your bank may charge a wire fee.

Additional Information

If you have questions regarding the purchase of Fund shares, call Shareholder Services toll-free at 1-833-996-2518 before 4:00 p.m. Eastern time.

To add to an Account

By Mail. Fill out an investment slip from a previous confirmation and write your account number on your check. Mail the slip and your check to:

Regular Mail:

Polen Credit Opportunities Fund

c/o BNY Mellon Investment Servicing

P.O. Box 534410

Pittsburgh PA 15253-4410

Overnight Mail:

Polen Credit Opportunities Fund

c/o BNY Mellon Investment Servicing

P.O. Box 534410

AIM 154-0520

1350 Penn Avenue, Suite 102

Pittsburgh PA 15222

By Wire. Call Shareholder Services toll-free at 1-833-996-2518 for current wire instructions. The wire must be received by the stock market close, typically 4:00 p.m. Eastern time, for same day processing. Your bank may charge a wire fee.

Purchase Price

Purchase orders received in good order by the Fund’s transfer agent before the close of regular trading on the New York Stock Exchange on any business day will be priced at the NAV that is determined as of the close of trading on the Exchange. Purchase orders received in good order after the close of regular trading on the New York Stock Exchange will be priced as of the close of regular trading on the following business day. “Good Order” means that the purchase request is complete and includes all accurate required information. Purchase requests not in good order may be rejected.

Financial Intermediaries

You may purchase shares of the Fund through a financial intermediary who may charge you a commission on your purchase, may charge additional fees, and may require different minimum investments or impose other limitations on buying and selling shares. “Financial intermediaries” include brokers, dealers, banks (including bank trust departments), insurance companies, investment advisers, financial advisers, financial planners, retirement or 401(k) plan administrators, their designated intermediaries and any other firm having a selling, administration or similar agreement. The financial intermediary is responsible for transmitting orders by close of business and may have an earlier cut-off time for purchase and sale requests. Purchase and redemption orders placed through a financial intermediary will be deemed to have been received and accepted by the Fund when the financial intermediary accepts the order. It is the responsibility of the financial intermediary or nominee to promptly forward purchase or redemption orders and payments to the Fund. Customer orders are required to be priced at the Fund’s NAV next computed after the authorized financial intermediary or its authorized representatives’ receipt of the order to buy or sell. Financial intermediaries may also designate other intermediaries to accept purchase and redemption orders on the Fund’s behalf. Consult your investment representative for specific information.

It is the responsibility of the financial intermediary to transmit orders for the purchase of shares by its customers to the transfer agent and to deliver required funds on a timely basis, in accordance with the procedures stated above.

In the event your financial intermediary modifies or terminates its relationship with the Fund, your shares may be subject to involuntary redemption unless you make arrangements to (a) transfer your Fund shares to another financial intermediary that is authorized to process Fund orders or (b) establish a direct account with the Fund’s transfer agent by following the instructions under “To Open An Account.”

Investment Minimums

The following investment minimums apply for purchases of Institutional Class Shares:

Initial Investment	Subsequent Investments
$100,000 per account	None

The initial investment minimums may be modified for certain financial firms that submit orders on behalf of their customers. The Fund reserves the right to waive the minimum initial investment requirement for any investor.

The Fund and the Distributor each reserves the right, in its sole discretion, to suspend the offering of Shares of the Fund or to reject any purchase order, in whole or in part, when, in the judgment of management, such suspension or rejection is in the best interests of the Fund.

In the interest of economy and convenience, certificates for Shares will not be issued. Purchases of the Fund’s Shares will be made in full and fractional Shares.

Networking and Sub-Transfer Agency Fees. The Fund may also directly enter into agreements with financial intermediaries pursuant to which it will pay the financial intermediary for services such as networking or sub-transfer agency, including the maintenance of “street name” or omnibus accounts and related sub-accounting, record-keeping and administrative services provided to such accounts. Payments made pursuant to such agreements are generally based on either (1) a percentage of the average daily net assets of clients serviced by such financial intermediary, or (2) the number of accounts serviced by such financial intermediary.

From time to time, the Adviser or its affiliates may pay a portion of the fees for networking or sub-transfer agency at its or their own expense and out of its or their own resources. These payments may be material to financial intermediaries relative to other compensation paid by the Fund and/or the Distributor, the Adviser and their affiliates. The payments described above may differ and may vary from amounts paid to the Fund’s transfer agent for providing similar services to other accounts. The financial intermediaries are not audited by the Fund, the Adviser or their service providers to determine whether such intermediary is providing the services for which they are receiving such payments.

Additional Compensation to Financial Intermediaries. The Adviser, and, from time to time, affiliates of the Adviser may also, at their own expense and out of their own resources, provide additional cash payments to financial intermediaries who sell shares of the Fund. These additional cash payments are payments over and above sales commissions or reallowances, distribution fees or servicing fees (including networking, administration and sub-transfer agency fees) payable to a financial intermediary which are disclosed elsewhere in this prospectus. These additional cash payments are generally made to financial intermediaries that provide sub-accounting, sub-transfer agency, shareholder or administrative services or marketing support. Marketing support may include: (i) access to sales meetings or conferences, sales representatives and financial intermediary management representatives; (ii) inclusion of the Fund on a sales list, including a preferred or select sales list, or other sales programs to which financial intermediaries provide more marketing support than to other sales programs on which the Adviser or its affiliates may not need to make additional cash payments to be included; (iii) promotion of the sale of the Shares in communications with a financial intermediaries’ customers, sales representatives or management representatives; and/or (iv) other specified services intended to assist in the distribution and marketing of the Shares. These additional cash payments also may be made as an expense reimbursement in cases where the financial intermediary provides shareholder services to Fund shareholders. The Adviser and its affiliates may also pay cash compensation in the form of finders’ fees or referral fees that vary depending on the dollar amount of shares sold.

The amount and value of additional cash payments vary for each financial intermediary. The additional cash payment arrangement between a particular financial intermediary and the Adviser or its affiliates may provide for increased rates of compensation as the dollar value of the Shares sold or invested through such financial intermediary increases. The availability of these additional cash payments, the varying fee structure within a particular additional cash payment arrangement and the basis for and manner in which a financial intermediary compensates its sales representatives may create a financial incentive for a particular financial intermediary and its sales representatives to recommend the Shares over the shares of other funds based, at least in part, on the level of compensation paid. You should consult with your financial adviser and review carefully any disclosure by the financial firm as to compensation received by your financial adviser.

Although the Fund may use financial firms that sell Shares to effect portfolio transactions for the Fund, the Fund and the Adviser will not consider the sale of Shares as a factor when choosing financial firms to effect those transactions.

Medallion Signature Guarantees

The Fund may require additional documentation for the redemption of corporate, partnership or fiduciary accounts, or medallion signature guarantees for certain types of transfer requests or account registration changes. A medallion signature guarantee helps protect against fraud. A medallion signature guarantee is required if the written redemption exceeds $100,000, the address of record has changed within the past 30 days, or the proceeds are to be paid to a person other than the account owner of record. When the Fund requires a signature guarantee, a medallion signature must be provided. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker, dealer, clearing agency, saving association or other financial institution that is participating in a medallion program recognized by the Securities Transfer Association. The Fund recognizes the following medallion programs: (i) Securities Transfer Agents Medallion Program (STAMP), (ii) Stock Exchanges Medallion Program (SEMP) and (iii) New York Stock Exchange, Inc., Medallion Signature Program (MSP). Signature guarantees from a financial institution that does not participate in one of these programs will not be accepted. Please call Shareholder Services toll-free at 1-833-996-2518 for further information on obtaining a proper signature guarantee.

Request for Multiple Copies of Shareholder Documents

To reduce expenses, it is intended that only one copy of the Fund’s prospectus and each annual and semi-annual report will be mailed to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents and your Shares are held directly with the Fund, call the Fund at 1-833-996-2518. You will receive the additional copy within 30 days after receipt of your request by the Fund. Alternatively, if your Shares are held through a financial institution, please contact the financial institution directly.

Acceptance and Timing of Purchase Orders

A purchase order received by the Fund or its designee prior to the close of regular trading on the New York Stock Exchange (“NYSE”), typically 4:00 p.m. Eastern time (“NYSE Close”), on a day the Fund is open for business, together with payment made in one of the ways described above will be effected at that day’s NAV plus any applicable sales charge. An order received after the NYSE Close will be effected at the NAV determined on the next business day. However, orders received by certain retirement plans and other financial firms on a business day prior to the NYSE Close and communicated to the Fund or its designee prior to such time as agreed upon by the Fund and financial firm will be effected at the NAV determined on the business day the order was received by the financial firm. The Fund is “open for business” on each day the NYSE is open for trading, which excludes the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. If the NYSE is closed due to weather or other extenuating circumstances on a day it would typically be open for business, the Fund reserves the right to treat such day as a business day and accept purchase orders in accordance with applicable law. In such cases, the Fund would accept purchase and redemption orders until, and calculate its NAV as of, the normally scheduled close of regular trading on the NYSE for that day, so long as the Adviser believes there generally remains an adequate market to obtain reliable and accurate market quotations. The Fund reserves the right to close if the primary trading markets of the Fund’s portfolio instruments are closed and the Fund’s management believes that there is not an adequate market to meet purchase requests. On any business day when the Securities Industry and Financial Markets Association recommends that the securities markets close trading early, the Fund may close trading early. Purchase orders will be accepted only on days which the Fund is open for business.

The Fund and the Distributor each reserves the right, in its sole discretion, to accept or reject any order for purchase of Fund Shares. The sale of Shares may be suspended during any period in which the NYSE is closed other than weekends or holidays, or if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period as permitted by the SEC for the protection of investors.

Verification of Identity

To help the federal government combat the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person that opens a new account, and to determine whether such person’s name appears on government lists of known or suspected terrorists and terrorist organizations. As a result, the Fund must obtain the following information for each person that opens a new account:

1.	Name;

2.	Date of birth (for individuals);

3.	Residential or business street address; and

4.	Social security number, taxpayer identification number, or other identifying number.

Federal law prohibits the Fund and other financial institutions from opening a new account unless they receive the minimum identifying information listed above.

Individuals may also be asked for a copy of their driver’s license, passport or other identifying document in order to verify their identity. In addition, it may be necessary to verify an individual’s identity by cross-referencing the identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities.

After an account is opened, the Fund may restrict your ability to purchase additional Shares until your identity is verified. The Fund also may close your account and redeem your Shares or take other appropriate action if it is unable to verify your identity within a reasonable time.

PERIODIC REPURCHASE OFFERS

The Fund is a closed-end interval fund and, to provide liquidity and the ability to receive NAV on a disposition of at least a portion of your Shares, makes periodic offers to repurchase Shares. No shareholder will have the right to require the Fund to repurchase its Shares, except as permitted by the Fund’s interval structure. No public market for the Shares exists, and none is expected to develop in the future. Consequently, shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund, and then only on a limited basis.

The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without the approval of the holders of a majority of the Fund’s outstanding common Shares, requiring the Fund to offer to repurchase at least 5% and up to 25% of its Shares at NAV on a regular schedule. For these purposes, a “majority” of the Fund’s outstanding Shares means the vote of the lesser of (1) 67% or more of the voting securities present at a shareholder meeting, provided that more than 50% of the outstanding voting securities of the Fund are present at the meeting or represented by proxy, or (2) more than 50% of the outstanding voting securities of the Fund regardless of whether such shareholders are present at the meeting (or represented by proxy). Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding Shares, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at NAV, subject to approval of the Board. The schedule requires the Fund to make repurchase offers every three months.

Repurchase Dates

The Fund will make quarterly repurchase offers every three months. As discussed below, the date on which the repurchase price for Shares is determined is expected to occur on the same day as the Repurchase Request Deadline, but will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day).

Repurchase Request Deadline

When a repurchase offer commences, the Fund sends, at least twenty-one (21) days before the Repurchase Request Deadline, written notice to each shareholder setting forth, among other things:

●	The percentage of outstanding Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed.

●	The date on which a shareholder’s repurchase request is due.

●	The date that will be used to determine the Fund’s NAV applicable to the repurchase offer (the “Repurchase Pricing Date”).

●	The date by which the Fund will pay to shareholders the proceeds from their Shares accepted for repurchase.

●	The NAV of the Shares as of a date no more than seven days before the date of the written notice and the means by which shareholders may ascertain the NAV.

●	The procedures by which shareholders may tender their Shares and the right of shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.

●	The circumstances in which the Fund may suspend or postpone the repurchase offer.

This notice may be included in a shareholder report or other Fund document. The Repurchase Request Deadline will be strictly observed. If a shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the shareholder will be unable to liquidate Shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer. The repurchase price will be the NAV of the Fund as determined at the close of business on a date (the “Repurchase Pricing Date”), which is expected to occur on the same day as the Repurchase Request Deadline, but which may be up to fourteen (14) calendar days following the Repurchase Request Deadline, or on the next business day if the fourteenth day is not a business day. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.

Determination of Repurchase Price and Payment for Shares

The Repurchase Pricing Date will generally occur on the same date as the Repurchase Request Deadline, but in all instances must occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date. The Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates NAV is discussed below under “Net Asset Value.” During the period an offer to repurchase is open, shareholders may obtain the current NAV by visiting https://www.polencapital.com/strategies/credit-opportunities-fund or calling the Fund at 1-833-996-2518.

Repurchase Fee on Shares Repurchased within One Year of Purchase

The Fund currently does not impose any repurchase fees, but may in the future impose a repurchase fee of up to 2.00% on Shares accepted for repurchase by the Fund that have been held for less than one year. The repurchase fee would be retained by the Fund and is intended to compensate the Fund for expenses directly related to the repurchases. The repurchase fee would be imposed on a first-in, first-out basis, which means that you would tender Shares in the order of their purchase.

Your financial adviser or other financial intermediary may charge service fees for handling Share repurchases. In such cases, there may be fees imposed by the intermediary on different terms (and subject to different exceptions) than those set forth above. Please consult your financial adviser or other financial intermediary for details.

Suspension or Postponement of Repurchase Offers

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act. The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under the Code; (2) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Oversubscribed Repurchase Offers

There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the Trustees set for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund, which is currently expected to be 5% of the Fund’s outstanding Shares. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares of the Fund. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from (i) accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than one hundred Shares and who tender all of their Shares for repurchase, before prorating Shares tendered by others, or (ii) accepting by lot Shares tendered by shareholders who request repurchase of all Shares held by them and who, when tendering their Shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

There is no assurance that you will be able to tender your Shares when or in the amount that you desire.

Consequences of Repurchase Offers

From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to mitigate these effects.

These and other possible risks associated with the Fund’s repurchase offers are described under “Principal Risks of Investment in the Fund–Repurchase Offers Risk” above. In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders, potentially even to those shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Tax Matters” below and in the SAI.

NET ASSET VALUE

The NAV of the Fund’s Shares is determined by dividing the total value of the Fund’s portfolio investments and other assets, less any liabilities, by the total number of Shares outstanding.

Under normal circumstances, the NAV per Share is calculated as of NYSE Close on each day that the NYSE is open for trading by dividing the total net assets of the class by the number of Shares of the class outstanding at the time of calculation. The NYSE is closed on Saturdays and Sundays and on days when it observes the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NYSE may change its holiday schedule or hours of operation at any time.

The Fund’s fixed income securities are valued based on market quotations, which are furnished by an independent pricing service. Fixed income securities having remaining maturities of 60 days or less are valued at amortized cost, which approximates market value.

Securities that do not have a readily available current market value are valued by the Adviser as “valuation designee” under the oversight of the Board of Trustees. The Adviser has adopted policies and procedures for valuing securities and other assets in circumstances where market quotes are not readily available. In the event that market quotes are not readily available, and the security or asset cannot be valued pursuant to one of the valuation methods, the value of the security or asset will be determined in good faith by the Adviser. On a quarterly basis, the Adviser’s fair valuation determinations will be reviewed by the Fund’s Board of Trustees. The Adviser’s policy is intended to result in a calculation of the Fund’s NAV that fairly reflects security values as of the time of pricing. However, fair values determined pursuant to the Adviser’s procedures may not accurately reflect the price that the Fund could obtain for a security if it were to dispose of that security as of the time of pricing.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information, bid/asked information, broker quotes), including where events occur after the close of the relevant market, but prior to the close of the NYSE, that materially affect the values of the Fund’s securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, an exchange or market on which a security trades does not open for trading for the entire day and no other market prices are available. The Adviser as valuation designee will monitor for significant events that may materially affect the values of the Fund’s securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events.

DISTRIBUTIONS

The Fund intends to declare income dividends daily and distribute them to shareholders monthly at rates that reflect the past and projected net income of the Fund. Subject to applicable law, the Fund may fund a portion of its distributions with gains from the sale of portfolio securities and other sources. The dividend rate that the Fund pays on its Shares may vary as portfolio and market conditions change, and will depend on a number of factors, including without limitation the amount of the Fund’s undistributed net investment income and net short- and long-term capital gains, as well as the costs of any leverage obtained by the Fund (including interest expenses on any reverse repurchase agreements, dollar rolls and borrowings and dividends payable on any preferred shares issued by the Fund). As portfolio and market conditions change, the rate of distributions on the Shares and the Fund’s dividend policy could change. For a discussion of factors that may cause the Fund’s income and capital gains (and therefore the dividend) to vary, see “Principal Risks of the Fund.” The Fund intends to distribute each year substantially all of its net investment income and net short-term capital gains. In addition, at least annually, the Fund intends to distribute net realized long-term capital gains not previously distributed, if any. The net investment income of the Fund consists of all income (other than net short-term and long-term capital gains) less all expenses of the Fund (after it pays accrued dividends on any outstanding preferred shares). The Fund’s distribution rates may be based, in part, on projections as to annual cash available for distribution and, therefore, the distributions paid by the Fund for any particular quarter may be more or less than the amount of cash available to the Fund for distribution for that quarterly period.

The Fund may distribute less than the entire amount of net investment income earned in a particular period. The undistributed net investment income would be available to supplement future distributions. As a result, the distributions paid by the Fund for any particular quarterly period may be more or less than the amount of net investment income actually earned by the Fund during the period. Undistributed net investment income will be added to the Fund’s NAV and, correspondingly, distributions from undistributed net investment income will be deducted from the Fund’s NAV.

The tax treatment and characterization of the Fund’s distributions may vary significantly from time to time because of the varied nature of the Fund’s investments. If the Fund estimates that a portion of one of its dividend distributions may be comprised of amounts from sources other than net investment income, the Fund will notify shareholders of record of the estimated composition of such distribution through a Section 19 Notice. To determine the sources of the Fund’s distributions during the reporting period, the Fund references its internal accounting records at the time the distribution is paid and generally bases its projections of the final tax character of those distributions on the tax characteristics of the distribution reflected in its internal accounting records at the time of such payment. If, based on such records, a particular distribution does not include capital gains or paid-in surplus or other capital sources, a Section 19 Notice generally would not be issued. It is important to note that differences exist between the Fund’s daily internal accounting records, the Fund’s financial statements presented in accordance with generally accepted accounting principles (“U.S. GAAP”), and recordkeeping practices under income tax regulations. Examples of such differences may include, among others, the treatment of paydowns on mortgage-backed securities purchased at a discount and periodic payments under interest rate swap contracts. Notwithstanding the Fund’s estimates and projections, it is possible that the Fund may not issue a Section 19 Notice in situations where the Fund might later report the final tax character of those distributions as including capital gains and/or a return of capital. Additionally, given differences in tax and U.S. GAAP treatment of certain distributions, the Fund may not issue a Section 19 Notice in situations where the Fund’s financial statements prepared later and in accordance with U.S. GAAP might report that the sources of these distributions included capital gains and/or a return of capital.

The tax characterization of the Fund’s distributions made in a taxable year cannot finally be determined until at or after the end of the year. As a result, there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the Fund’s net investment income and net realized capital gains (as reduced by any capital loss carry-forwards) for the relevant year. The amount by which the Fund’s total distributions exceed net investment income and net realized capital gains would generally be treated as a return of capital up to the amount of a shareholder’s tax basis in his or her Shares, with any amounts exceeding such basis treated as gain from the sale of Shares. In general terms, a return of capital would occur where a Fund distribution (or portion thereof) represents a return of a portion of your investment, rather than net income or capital gains generated from your investment during a particular period. A return of capital distribution is not taxable, but it reduces a shareholder’s tax basis in the Shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of the Shares. The Fund will send shareholders detailed tax information with respect to the Fund’s distributions annually. See “Tax Matters.”

The 1940 Act currently limits the number of times the Fund may distribute long-term capital gains in any tax year, which may increase the variability of the Fund’s distributions and result in certain distributions being comprised more or less heavily than others of long-term capital gains currently eligible for favorable income tax rates.

Unless a shareholder elects to receive distributions in cash, all distributions of shareholders whose Shares are registered with the plan agent will be automatically reinvested in additional Shares under the Fund’s Dividend Reinvestment Plan. See “Dividend Reinvestment Plan.”

Although it does not currently intend to do so, the Board may change the Fund’s distribution policy and the amount or timing of distributions, based on a number of factors, including the amount of the Fund’s undistributed net investment income and net short- and long-term capital gains and historical and projected net investment income and net short- and long-term capital gains.

DIVIDEND REINVESTMENT PLAN

Pursuant to the Fund’s dividend reinvestment plan (the “Plan”), all shareholders will have all dividends, including any capital gain dividends, reinvested automatically in additional Shares by BNY Mellon Investment Servicing (US) Inc., as agent for the shareholders (the “Plan Agent”), unless the shareholder elects to receive cash. An election to receive cash may be revoked or reinstated at the option of the shareholder. In the case of record shareholders such as banks, brokers or other nominees that hold Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Shares certified from time to time by the record shareholder as representing the total amount registered in such shareholder’s name and held for the account of beneficial owners who are to participate in the Plan. Shareholders whose Shares are held in the name of a bank, broker or nominee should contact the bank, broker or nominee for details. Such shareholders may not be able to transfer their Shares to another bank or broker and continue to participate in the Plan.

Shares received under the Plan will be issued to you at their NAV on the payment date; there is no sales or other charge for reinvestment. The number of full and fractional Shares (carried to the third decimal place) that each shareholder receiving Shares will be entitled to receive is to be determined by dividing the total amount that he or she would have been entitled to receive had he or she elected to receive the dividend in cash by the NAV per share of such Shares as of the close of business of the NYSE on the payable dates, such full and fractional Shares to be credited to the accounts of such shareholders. You are free to withdraw from the Plan and elect to receive cash at any time by giving written notice to the Plan Agent or by contacting your broker or dealer, who will inform the Fund. Your request must be received by the Fund at least ten days prior to the payment date of the distribution to be effective for that dividend or capital gain distribution.

The Plan Agent provides written confirmation of all transactions in the shareholder accounts in the Plan, including information you may need for tax records. Any proxy you receive will include all Shares you have received under the Plan.

Automatically reinvested dividends and distributions are taxed in the same manner as cash dividends and distributions. See “Tax Matters.”

The Fund and the Plan Agent reserve the right to amend or terminate the Plan. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. Additional information about the Plan may be obtained from the Plan Agent by calling 1-833-996-2518 or by writing to Polen Credit Opportunities Fund, P.O. Box 534410, Pittsburgh, PA 15253-4410.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The following is a brief description of the capital structure of the Fund. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration of Trust and the Fund’s By-laws. The Declaration of Trust and By-laws are each exhibits to the registration statement of which this prospectus is a part.

The Fund is a Delaware statutory trust established under the laws of the State of Delaware by the Declaration of Trust. The Declaration of Trust provides that the Trustees may authorize separate series or classes of Shares of beneficial interest of the Fund. Preferred shares may be issued in one or more series, with such rights as determined by the Board, by action of the Board without the approval of the shareholders.

The Declaration of Trust authorizes the issuance of an unlimited number of Shares. The Fund currently offers one class of Shares, Institutional Class Shares. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses” above.

Shareholders will be entitled to the payment of dividends and other distributions when, as and if declared by the Board. All Shares have equal rights to the payment of dividends and the distribution of assets upon liquidation. Shares will, when issued, be fully paid and non-assessable, and will have no pre-emptive or conversion rights or rights to cumulative voting. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the holders of the Fund’s Shares according to their respective rights.

The Fund does not intend to hold annual meetings of shareholders. If the Fund does hold a meeting of shareholders, Shares of the Fund entitle their holders to one vote for each Share held. Each fractional share shall be entitled to a proportionate fractional vote, except as otherwise provided by the Declaration of Trust, By-laws, or required by applicable law.

The Fund will send unaudited reports at least semiannually and audited financial statements annually to all of its shareholders.

The Shares are not, and are not expected to be, listed for trading on any national securities exchange nor is there expected to be any secondary trading market in the Shares.

The following table shows the amount of Shares of the Fund that were authorized and outstanding as of August 4, 2026:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by the Fund for its Account	Amount Outstanding Exclusive of Amount Shown Under (3)
Institutional Class Shares	Unlimited	0	4,003,271

Although it has no present intention to do so, the Fund may determine in the future to issue preferred shares or other senior securities to add leverage to its portfolio. Any such preferred shares would have complete priority upon distribution of assets over the Shares.

ANTI-TAKEOVER AND OTHER PROVISIONS IN THE DECLARATION
AND AGREEMENT OF TRUST

The Declaration of Trust and the By-laws include provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status.

The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office with or without cause by a vote of two-thirds of the remaining Trustees or by a vote of the holders of at least two-thirds of Shares. These voting thresholds are not required under Delaware or federal law. The anti-takeover provisions in the Declaration of Trust promote stability in the governance of the Fund and limit the risk that the Fund will be subject to changes in control, operational changes or other changes that may not be in the best interests of shareholders.

The Declaration of Trust requires the affirmative vote of not less than seventy-five percent (75%) of the Shares of the Fund to approve, adopt or authorize an amendment to the Declaration of Trust that makes the Shares a “redeemable security” as that term is defined in the 1940 Act, unless such amendment has been approved by a majority of the Trustees then in office, in which case approval by the vote of a majority of the outstanding voting securities, as defined in the 1940 Act, is required, notwithstanding any provisions of the By-laws. Upon the adoption of a proposal to convert the Fund from a “closed-end company” to an “open-end company”, as those terms are defined by the 1940 Act, and the necessary amendments to the Declaration of Trust to permit such a conversion of the Fund’s outstanding Shares entitled to vote, the Fund shall, upon complying with any requirements of the 1940 Act and state law, become an “open-end” investment company. Such affirmative vote or consent shall be in addition to the vote or consent of the holders of the Shares otherwise required by law, or any agreement between the Fund and any national securities exchange.

The Trustees may from time to time grant other voting rights to shareholders with respect to these and other matters in the By-laws, certain of which are required by the 1940 Act.

The overall effect of these provisions is to render more difficult the accomplishment of the assumption of control of the Fund by a third party and/or the conversion of the Fund to an open-end investment company. The Trustees has considered the foregoing provisions and concluded that they are in the best interests of the Fund and its shareholders, including holders of the Shares.

The foregoing is qualified in its entirety by reference to the full text of the Declaration of Trust and the By-laws, both of which are on file with the SEC.

TAX MATTERS

This section summarizes some of the U.S. federal income tax consequences to U.S. Fund shareholders (as defined below); the consequences under other tax laws and to non-U.S. shareholders may differ. Shareholders should consult their tax advisors as to the possible application of federal, state, local or non-U.S. income tax laws. Please see the SAI for additional information regarding the tax aspects of investing in the Fund.

The following discussion of U.S. federal income tax consequences of investment in Shares of the Fund is based on the Code, U.S. Treasury regulations, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important U.S. federal income tax considerations generally applicable to investments in Shares of the Fund. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to an investment in Shares of the Fund. There may be other tax considerations applicable to particular shareholders. For example, except as otherwise specifically noted herein, the Fund has not described tax consequences that the Fund has assumed to be generally known by investors or certain tax considerations that may be relevant to certain types of holders subject to special treatment under the U.S. federal income tax laws, including shareholders subject to the U.S. federal alternative minimum tax, insurance companies, tax-exempt organizations, private foundations, private college and university endowments, charitable remainder trusts, certain former citizens or residents of the United States, pension plans and trusts, regulated investment companies, real estate investment trusts, dealers in securities, shareholders holding Shares through tax-advantaged accounts (such as 401(k) plans or individual retirement accounts), financial institutions, shareholders holding Shares as part of a hedge, straddle, or conversion transaction, shareholders that are treated as partnerships for U.S. federal income tax purposes, and U.S. shareholders whose functional currency is not the U.S. dollar. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. This summary assumes that investors hold Shares as capital assets (within the meaning of the Code). Shareholders should consult their own tax advisors regarding their particular situation and the possible application of federal, state, local, non-U.S. or other tax laws, and any proposed tax law changes.

A “U.S. shareholder” is a beneficial owner of Shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes; or

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. shareholder” is a beneficial owner of Shares that is not a U.S. shareholder or an entity that is treated as a partnership for U.S. federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Any partner of a partnership holding Shares is urged to consult its tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition (including by reason of a repurchase) of the Fund’s Shares, as well as the effect of state, local and foreign tax laws, and the effect of any possible changes in tax laws.

Treatment as a Regulated Investment Company

The Fund has elected to be treated and intends to continue to qualify as a RIC under the Code. A RIC is not subject to U.S. federal income tax at the corporate level on income and gains from investments that are distributed to shareholders. If the Fund does not distribute income to its shareholders, it could be subject to corporate income tax and/or excise tax. The Fund’s failure to qualify as a RIC would result in corporate-level taxation, thereby reducing the return on your investment.

Taxes on Fund Distributions

A U.S. shareholder will generally be subject to tax on Fund distributions. For U.S. federal income tax purposes, Fund distributions will generally be taxable to a U.S shareholder as either ordinary income or capital gains. Fund dividends consisting of distributions of “investment company taxable income” (which is, generally, the Fund’s net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) generally are taxable to shareholders as ordinary income to U.S. shareholders to the extent of the Fund’s current or accumulated earnings and profits. Federal taxes on Fund distributions of capital gains are determined by how long the Fund owned or is deemed to have owned the investments that generated the capital gains, rather than how long a shareholder has owned the Shares. Distributions of net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses, in each case determined with reference to any loss carryforwards) that are properly reported by the Fund as capital gain dividends generally will be treated as long-term capital gains includible in a shareholder’s net capital gains and taxed to individuals at reduced rates. The Fund does not expect a significant portion of its distributions to be treated as long-term capital gains. Distributions of net short-term capital gains in excess of net long-term capital losses generally will be taxable to you as ordinary income.

The Code generally imposes a 3.8% Medicare contribution tax on the “net investment income” of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. Net investment income generally includes for this purpose dividends paid by the Fund, including any capital gain dividends, and including net capital gains recognized on the sale, redemption or exchange of Shares of the Fund. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.

The ultimate tax characterization of the Fund’s distributions made in a taxable year cannot be determined finally until after the end of that taxable year. As a result, there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the Fund’s current and accumulated earnings and profits. In that case, the excess generally would be treated as return of capital and would reduce a shareholder’s tax basis in the applicable Shares, with any amounts exceeding such basis treated as gain from the sale of such Shares. A return of capital is not taxable, but it reduces a shareholder’s tax basis in the Shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of the Shares.

Fund distributions are taxable to shareholders as described above even if they are paid from income or gains earned by the Fund before a shareholder’s investment (and thus were included in the price the shareholder paid).

Certain Fund Investments

The Fund’s transactions in foreign currencies, foreign-currency denominated debt obligations, derivatives or similar or related transactions could affect the amount, timing and character of distributions from the Fund, and could increase the amount and accelerate the timing for payment of taxes payable by shareholders. The Fund’s investments in certain debt instruments could cause the Fund to recognize taxable income in excess of the cash generated by such investments (which may require the Fund to sell or otherwise dispose of other investments in order to make required distributions).

Foreign Taxes

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries, which will reduce the return on those investments. If, at the close of its taxable year, more than 50% of the value of the Fund’s total assets consists of securities of foreign corporations or foreign governments, the Fund will be permitted to make an election under the Code that would allow shareholders a deduction or credit for foreign taxes. If the Fund does not qualify for or chooses not to make such an election, shareholders will not be entitled to claim a credit or deduction for U.S. federal income tax purposes with respect to foreign taxes paid by the Fund; in that case the foreign tax will nonetheless reduce the Fund’s yield on such investments. Even if the Fund elects to pass through to its shareholders foreign tax credits or deductions, tax-exempt shareholders and those who invest in the Fund through tax-advantaged accounts such as IRAs will not benefit from any such tax credit or deduction. In addition, even if the Fund qualifies to make such elections for any year, it may determine not to do so. The Fund’s investments in non-U.S. securities or foreign currencies may also increase or accelerate the Fund’s recognition of ordinary income and may affect the timing or amount of the Fund’s distributions.

Taxes When you Dispose of Your Shares

Any gain resulting from the disposition of Shares that is treated as a sale or exchange for U.S. federal income tax purposes generally will be taxable to shareholders as capital gains for U.S. federal income tax purposes.

Shareholders who offer, and are able to sell all of the Shares they hold or are deemed to hold in response to a repurchase offer (as described above) generally will be treated as having sold their Shares and generally will recognize a capital gain or loss. In the case of shareholders who tender or are able to sell fewer than all of their Shares, it is possible that any amounts that the shareholder receives in such repurchase will be taxable as a dividend to such shareholder. In addition, there is a risk that shareholders who do not tender any of their Shares for repurchase, or whose percentage interest in the Fund otherwise increases as a result of the repurchase offer, will be treated for U.S. federal income tax purposes as having received a taxable dividend distribution as a result of their proportionate increase in the ownership of the Fund. The Fund’s use of cash to repurchase Shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income in connection with its sale or other disposal of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether such distribution requirements are satisfied.

Backup Withholding

The Fund is generally required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he, she or it is not subject to such withholding.

CUSTODIAN AND TRANSFER AGENT

The primary custodian of the assets of the Fund is The Bank of New York Mellon (the “Custodian”). The Custodian’s principal business address is 240 Greenwich Street, New York, NY 10286. The Custodian’s services include, in addition to the custody of all cash and securities owned by the Fund, the maintenance of custody accounts in the Custodian’s trust department, the segregation of all certificated securities owned by the Fund, the appointment of authorized agents as sub-custodians, disbursement of funds from the custody accounts of the Fund, releasing and delivering securities from the custody accounts of the Fund, maintaining records with respect to such custody accounts, delivering to the Fund a daily and monthly statement with respect to such custody accounts and causing proxies to be executed. In accordance with the requirements of Rule 17f-5 under the 1940 Act, the Board shall approve arrangements permitting the Fund’s foreign assets not held by the Custodian or its foreign branches to be held by certain qualified foreign banks and depositories. In addition, the Custodian performs certain accounting and recordkeeping functions relating to portfolio transactions and calculates the Fund’s NAV.

BNY Mellon Investment Servicing (US) Inc., located at 118 Flanders Road, Westborough, Massachusetts 01581, serves as the Fund’s transfer agent and dividend disbursement agent, as well as agent for the Fund’s Dividend Reinvestment Plan.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103, serves as independent registered public accounting firm for the Fund. PricewaterhouseCoopers LLP provides audit services, tax and other audit related services to the Fund.

LEGAL MATTERS

Certain legal matters will be passed on for the Fund by Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022.

ADDITIONAL SERVICE PROVIDERS

The Fund has engaged Tidal ETF Services LLC, 234 West Florida Street, Suite 203, Milwaukee, Wisconsin 53204, to provide persons to serve as Principal Executive Officer and Principal Financial Officer and provide various other services for the Fund. The Fund has engaged Chenery Compliance Group LLC, 744 W. Lancaster Ave., Suite 104, Wayne, PA 19087, to provide on-going compliance services, including providing an individual to serve as the Chief Compliance Officer for the Fund.

To Obtain Information:

By telephone. For shareholder account inquiries and for literature requests call the Fund at: 1-833-996-2518

By mail. Write to the Fund at: P.O. Box 534410, Pittsburgh, PA 15253-4410.

Via the Internet.

https://www.polencapital.com/strategies/credit-opportunities-fund

Text only versions of Fund documents can be viewed online or downloaded from the SEC: http://www.sec.gov.

You can also obtain copies by sending your request and a duplicating fee to publicinfo@sec.gov.

Additional Information:

More information on the Fund is available free upon request, including the following:

Annual and Semiannual Reports:

The Fund’s annual and semiannual reports will contain more information about the Fund’s investments and performance. The annual report also includes details about the market conditions and investment strategies that had a significant effect on the Fund’s performance during the last fiscal year. The reports are available free of charge at https://www.polencapital.com/strategies/credit-opportunities-fund, and through other means, as indicated on the left.

Statement of Additional Information (“SAI”):

The SAI provides more details about the Fund and its policies. A current SAI is on file with the SEC and is incorporated by reference into (or legally considered part of) this prospectus. The SAI is available free of charge at https://www.polencapital.com/strategies/credit-opportunities-fund, and through other means, as indicated on the left.

Polen Credit Opportunities Fund

Polen Credit Opportunities Fund Shares are distributed by: Foreside Funds Distributors LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in the offering, may be required to deliver a prospectus when acting on behalf of the Distributor.

Investment Company Act File Number: 811-23860	(9/26)

POLEN CREDIT OPPORTUNITIES FUND

Common Shares

Institutional Class Shares
Statement of Additional Information

September 1, 2026

Polen Credit Opportunities Fund (the “Fund”) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund is a non-diversified, closed-end management investment company that is operated as an “interval fund.”

This Statement of Additional Information (this “SAI”) is not a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by the prospectus. This SAI should be read in conjunction with the prospectus dated September 1, 2026, a copy of which may be obtained upon request and without charge by writing to the Fund at P.O. Box 534410, Pittsburgh, PA 15253-4410 or by calling toll-free 1-833-996-2518 or by accessing the Fund’s website at https://www.polencapital.com/strategies/credit-opportunities-fund. The information on the website is not incorporated by reference into this SAI and investors should not consider it a part of this SAI. The prospectus, and other information about the Fund, is also available on the U.S. Securities and Exchange Commission’s (the “SEC”) website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective investors and is not intended to be an active link.

Capitalized terms used but not defined in this SAI have the meanings ascribed to them in the prospectus.

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THE FUND

The Fund is a non-diversified, closed-end management investment company that continuously offers its Shares and is operated as an “interval fund.” The Fund currently offers one class of Shares, Institutional Class Shares, and intends to offer additional classes of Shares at a later date. The Fund has obtained exemptive relief from the SEC that permits the Fund to issue multiple classes of Shares and to, among other things, impose asset-based distribution fees and early-withdrawal fees. The Fund was formed on February 13, 2023 as a Delaware statutory trust and commenced operations on August 28, 2023.

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INVESTMENT OBJECTIVE, POLICIES, AND RISKS

This section provides further information on certain types of investments and investment techniques that the Fund may use and some of the risks associated with such investments and techniques. The composition of the Fund’s portfolio and the investments and techniques that the Fund uses in seeking its investment objective and employing its investment strategies will vary over time. The Fund may use the investments and techniques described below at all times, at some times, or not at all.

Duration. Duration is a measure of the expected life of a bond or other fixed income instrument on a present value basis. Duration incorporates the bond or other fixed income instrument’s yield, coupon interest payments, final maturity, and call features into one measure. Duration allows an investment adviser to make certain predictions as to the effect that changes in the level of interest rates will have on the value of the Fund’s portfolio of bonds or fixed income instruments. However, various factors, such as changes in anticipated prepayment rates, qualitative considerations, and market supply and demand, can cause particular securities to respond somewhat differently to changes in interest rates. This is particularly true during periods of market volatility.

The Fund’s portfolio will have a duration that is equal to the weighted average of the durations of the bonds or other fixed income instruments in its portfolio. The longer the Fund’s portfolio’s duration, the more sensitive it is to interest rate risk. The shorter the Fund’s portfolio’s duration, the less sensitive it is to interest rate risk. For example, the value of a portfolio with a duration of five years would be expected to fall approximately five percent if interest rates rose by one percentage point and the value of a portfolio with a duration of two years would be expected to fall approximately two percent if interest rates rose by one percentage point.

Some securities may have periodic interest rate adjustments based upon an index such as the 90-day Treasury Bill rate. This periodic interest rate adjustment tends to lessen the volatility of the security’s price. With respect to securities with an interest rate adjustment period of one year or less, the Fund will, when determining average-weighted duration, treat such a security’s maturity as the amount of time remaining until the next interest rate adjustment.

Instruments such as securities guaranteed by the Government National Mortgage Association (“Ginnie Mae”), the Federal National Mortgage Association (“Fannie Mae”), and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) and similar securities backed by amortizing loans generally have shorter effective maturities than their stated maturities. This is due to changes in amortization caused by demographic and economic forces such as interest rate movements. These effective maturities are calculated based upon historical payment patterns and, therefore, have a shorter duration than would be implied by their stated final maturity. For purposes of determining the Fund’s average maturity, the maturities of such securities will be calculated based upon the issuing agency’s payment factors using industry accepted valuation models.

Bank Obligations. Bank obligations in which the Fund may invest include certificates of deposit, bankers’ acceptances and fixed time deposits. Certificates of deposit are negotiable certificates issued against funds deposited in a commercial bank for a definite period of time and earning a specified return. Bankers’ acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are “accepted” by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity. Fixed time deposits are bank obligations payable at a stated maturity date and bearing interest at a fixed rate. Fixed time deposits may be withdrawn on demand by the investor but may be subject to early withdrawal penalties which vary depending upon market conditions and the remaining maturity of the obligation. There are no contractual restrictions on the right to transfer a beneficial interest in a fixed time deposit to a third party, although there is no market for such deposits.

Obligations of foreign banks involve somewhat different investment risks than those affecting obligations of United States banks, including the possibilities that their liquidity could be impaired because of future political and economic developments, that their obligations may be less marketable than comparable obligations of United States banks, that a foreign jurisdiction might impose withholding taxes on interest income payable on those obligations, that foreign deposits may be seized or nationalized, that foreign governmental restrictions such as exchange controls may be adopted which might adversely affect the payment of principal and interest on those obligations and that the selection of those obligations may be more difficult because there may be less publicly available information concerning foreign banks or the accounting, auditing and financial reporting standards, practices and requirements applicable to foreign banks may differ from those applicable to United States banks. Foreign banks are not generally subject to examination by any U.S. Government agency or instrumentality.

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Bankers’ Acceptances. Bankers’ acceptances are credit instruments evidencing the obligation of a bank to pay a draft that has been drawn on it by a customer. These instruments reflect the obligation of both the bank and the drawer to pay the face amount of the instrument upon maturity.

Certificates of Deposit. Certificates of deposit are certificates evidencing the indebtedness of a commercial bank to repay funds deposited with it for a definite period of time (usually from 14 days to one year) at a stated or variable interest rate. Variable rate certificates of deposit provide that the interest rate will fluctuate on designated dates based on changes in a designated base rate (such as the composite rate for certificates of deposit established by the Federal Reserve Bank of New York).

Time Deposits. Time deposits are bank deposits for fixed periods of time. Fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties which may vary depending upon market conditions and the remaining maturity of the obligation. There are no contractual restrictions on the right to transfer a beneficial interest in a fixed time deposit to a third party, although there is no market for such deposits.

Cash Management Practices. The Fund receives cash as a result of investments in the Fund’s shares, from the sale of the Fund’s investments, and from any income or dividends generated by its portfolio investments and may handle that cash in different ways. The Fund may maintain a cash balance pending investments in other securities, payment of dividends or repurchase consideration, or in other circumstances where the Fund’s portfolio management team believes additional liquidity is necessary or advisable. To the extent that the Fund maintains a cash balance, that portion of the Fund’s portfolio will not be exposed to the potential returns (positive or negative) of the market in which the Fund typically invests. The Fund may invest its cash balance in short-term investments, such as repurchase agreements.

Consistent with its investment objective, policies, and restrictions, however, the Fund also may invest in securities, such as exchange-traded funds (“ETFs”), or derivatives related to its cash balance.

These cash management practices are ancillary to, and not part of, the Fund’s principal investment strategies. As such, the Fund does not intend to invest substantially in this manner under normal circumstances.

Convertible Securities. Convertible securities are preferred stock or debt obligations that may be converted into or exchanged for shares of common stock (or cash or other securities) of the same or a different issuer at a stated price or exchange ratio. Convertible securities generally rank senior to common stock in a corporation’s capital structure but usually are subordinated to comparable non-convertible securities. A convertible security entitles the holder to receive a dividend or interest that generally is paid or accrued on the underlying security until the convertible security matures or is redeemed, converted, or exchanged. While convertible securities generally do not participate directly in any dividend increases or decreases of the underlying securities, market prices of convertible securities may be affected by such dividend changes or other changes in the underlying securities. In addition, if the market price of the common stock underlying a convertible security approaches or exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. Alternatively, a convertible security may lose much or all of its value if the value of the underlying common stock falls below the conversion price of the security.

Convertible securities have both equity and fixed income risk characteristics. A significant portion of convertible securities have below investment grade credit ratings and are subject to increased credit and liquidity risks. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to convert it into the underlying common stock, sell it to a third party, or permit the issuer to redeem the security. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective, which, in turn, could result in losses to the Fund.

Synthetic convertible securities are derivative instruments comprising two or more securities whose combined investment characteristics resemble a convertible security. A typical convertible security combines fixed income securities or preferred stock with an equity component, such as a warrant, which offers the potential to own the underlying equity security. The value of a synthetic convertible security may respond differently to market fluctuations than the value of a traditional convertible security in response to the same market fluctuations.

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Credit Rating Agencies. Credit rating agencies are companies that assign credit ratings, which operate as a preliminary evaluation of the credit risk of a prospective debtor. Credit rating agencies include, but are not limited to, S&P, Moody’s, and Fitch. Credit ratings are provided by credit rating agencies that specialize in evaluating credit risk, but there is no guarantee that a highly rated debt instrument will not default or be downgraded. Credit ratings issued by these agencies are designed to evaluate the safety of principal and interest payments of rated securities. They do not evaluate the market risk and, therefore, may not fully reflect the true risks of an investment. In addition, credit rating agencies may not make timely changes in a rating to reflect changes in the economy or in the conditions of the issuer that affect the market value of the security. Consequently, credit ratings are used only by the Adviser as a preliminary indicator of investment quality. The Adviser may use any nationally recognized statistical rating organization when evaluating investment quality. Each agency applies its own methodology in measuring creditworthiness and uses a specific rating scale to publish its ratings opinions. More information on credit rating agency ratings is located in Appendix A.

Debt Securities. Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest and typically must repay the amount borrowed at the maturity of the instrument. Debt securities include, but are not limited to, bonds, debentures, government obligations, commercial paper, repurchase agreements, and pass-through instruments. A debt security is typically considered “investment grade” if it is rated BBB/Baa or higher by a rating agency or if the Adviser determines the security to be of comparable quality. For a discussion of the specific risks associated with debt securities not considered “investment grade,” please see “High Yield or Lower-Rated Debt Securities” below.

Risks Affecting Debt Securities. Prices of debt securities fluctuate and, in particular, are subject to several key risks including, but not limited to, interest rate risk, credit risk, prepayment risk, extension risk, and spread risk.

When interest rates rise or the issuer’s or the counterparty’s financial condition worsens or is perceived by the market to be at greater risk, the value of debt securities typically declines. Investments in debt securities may face a heightened level of interest rate risk, especially because the Federal Reserve Board has begun to raise rates after a period of historically low rates. While fixed income securities with longer final maturities often have higher yields than those with shorter maturities, their prices are usually more sensitive to changes in interest rates and other factors.

Credit risk, also known as default risk, represents the possibility that an issuer may be unable to meet scheduled interest and principal payment obligations. If the market perceives a deterioration in the creditworthiness of an issuer, the value and liquidity of debt securities issued by that issuer may decline. Spread risk is the potential for the value of the Fund’s debt security investments to fall due to the widening of spreads. Debt securities generally compensate for greater credit risk by paying interest at a higher rate. The difference (or “spread”) between the yield of a security and the yield of a benchmark, such as a U.S. Treasury security with a comparable maturity, measures the additional interest paid for such greater credit risk. As the spread on a security widens (or increases), the price (or value) of the security falls. Spread widening may occur, among other reasons, as a result of market concerns over the stability of the market, excess supply, general credit concerns in other markets, security- or market-specific credit concerns, or general reductions in risk tolerance.

Prepayment risk, also known as call risk, arises due to the issuer’s ability to prepay all or most of the debt security before the stated final maturity date. Prepayments generally rise in response to a decline in interest rates as debtors take advantage of the opportunity to refinance their obligations. This risk often is associated with mortgage securities where the underlying mortgage loans can be refinanced, although it also can be present in corporate or other types of bonds with call provisions. When a prepayment occurs, the Fund may be forced to reinvest in lower yielding debt securities. Extension risk is the chance that, during periods of rising interest rates, certain debt obligations will be paid off substantially more slowly than originally anticipated, and the value of those securities may fall. Extension risk generally is low for short-term bond funds, moderate for intermediate-term bond funds, and high for long-term bond funds.

Debt securities trade on an over the counter (“OTC”) basis in which parties buy and sell securities through bilateral transactions. While the total amount of assets invested in debt markets has grown in recent years, the capacity for traditional dealer counterparties to engage in debt trading has not kept pace and has decreased, in part due to regulations and capital requirements applicable to these entities. As a result, because market makers provide stability to a market through their intermediary services, a significant reduction in dealer inventories has decreased liquidity and potentially could increase volatility in the debt markets. Such issues may be exacerbated during periods of economic uncertainty or market volatility.

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Economic, political, and other events also may affect the prices of broad debt markets, although the risks associated with such events are transmitted to the market via changes in the prevailing levels of interest rates, credit risk, prepayment risk, or spread risk.

Defaulted Bonds and Distressed Debt. Defaulted bonds are subject to greater risk of loss of income and principal than higher rated securities and are considered speculative. In the event of a default, the Fund may incur additional expenses to seek recovery. The repayment of defaulted bonds is subject to significant uncertainties, and, in some cases, there may be no recovery of repayment. Further, defaulted bonds might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. Workout or bankruptcy proceedings typically result in only partial recovery of cash payments or an exchange of the defaulted bond for other securities of the issuer or its affiliates. Often, the securities received are illiquid or speculative. Investments in securities following a workout or bankruptcy proceeding typically entail a higher degree of risk than investments in securities that have not recently undergone a reorganization or restructuring. Moreover, these securities can be subject to heavy selling or downward pricing pressure after the completion of a workout or bankruptcy proceeding. If the Fund’s evaluation of the anticipated outcome of an investment should prove inaccurate, the Fund could experience a loss. Such securities obtained in exchange may include, but are not limited to, equity securities, warrants, rights, participation interests in sales of assets, and contingent interest obligations.

The Fund may hold securities of issuers that are, or are about to be, involved in reorganizations, financial restructurings, or bankruptcy (also known as “distressed debt”). Defaulted bonds and distressed debt securities are speculative and involve substantial risks in addition to the risks of investing in junk bonds. To the extent that the Fund holds distressed debt, that Fund will be subject to the risk that it may lose a portion or all of its investment in the distressed debt and may incur higher expenses trying to protect its interests in distressed debt. The prices of distressed bonds are likely to be more sensitive to adverse economic changes or individual issuer developments than the prices of higher rated securities. During an economic downturn or substantial period of rising interest rates, distressed security issuers may experience financial stress that would adversely affect their ability to service their principal and interest payment obligations, to meet their projected business goals, or to obtain additional financing. The Fund may invest in additional securities of a defaulted issuer to retain a controlling stake in any bankruptcy proceeding or workout. Any distressed securities or any securities received in exchange for such securities may be subject to restrictions on resale. In any reorganization or liquidation proceeding, the Fund may lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Moreover, it is unlikely that a liquid market will exist for the Fund to sell its holdings in distressed debt securities.

Derivatives. The Fund may invest in derivative securities for bona fide hedging purposes. A derivative security is a financial contract whose value is based on (or “derived from”) a traditional security (such as a bond) or a market index. The use of futures, options, repurchase agreements and other derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments, and include leverage, volatility, liquidity, credit and tracking risks. Long options positions may expire worthless. Derivatives may provide a cheaper, quicker, or more efficient or specifically focused way for the Fund to invest or to hedge than “traditional” securities would. The Fund’s portfolio management team, however, may decide not to employ some or all of these strategies. Similarly, suitable derivatives transactions may not be available or available on the terms desired, and derivatives transactions may not perform as intended. There is no assurance that any derivatives strategy used by the Fund will succeed.

Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit the Fund to increase or decrease the level of risk, or change the character of the risk, to which its portfolio is exposed in much the same way as the Fund can increase or decrease the level of risk, or change the character of the risk, of its portfolio by making investments in specific securities. However, derivatives may entail investment exposures that are greater than their cost or notional value would suggest, meaning that a small investment in derivatives could have a large potential impact on the Fund’s performance. The Fund’s notional derivatives exposure and/or the percentage of total investment exposure may be greater than the total value of its assets, which would have the result of leveraging the Fund.

If the Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Fund’s return or result in a loss. The Fund also could experience losses if its derivatives were poorly

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correlated with its other investments (or not correlated as expected), or if the Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid, and unpredictable changes in the prices for derivatives.

Derivatives may be purchased on established exchanges or through privately negotiated transactions (referred to as “OTC derivatives”). Exchange-traded derivatives generally are guaranteed by the clearing agency that is the issuer or counterparty to such derivatives. This guarantee usually is supported by a daily variation margin system operated by the clearing agency in order to reduce overall credit risk. As a result, unless the clearing agency defaults, there is relatively little counterparty credit risk associated with derivatives purchased on an exchange. In contrast, many OTC derivatives are not guaranteed by a clearing agency. Therefore, each party to an OTC derivative that is not centrally cleared bears the risk that the counterparty will default. Accordingly, the Adviser will consider the creditworthiness of counterparties to non-centrally cleared OTC derivatives in the same manner as it would review the credit quality of a security to be purchased by the Fund. OTC derivatives generally are less liquid than exchange-traded derivatives.

New requirements also may result in increased uncertainty about counterparty credit risk, and they also may limit the flexibility of the Fund to protect its interests in the event of an insolvency of a derivatives counterparty. In the event of a counterparty’s (or its affiliate’s) insolvency, the Fund’s ability to exercise remedies, such as the termination of transactions, netting of obligations and realization of collateral, could be stayed or eliminated under new special resolution regimes adopted in the United States, the European Union and various other jurisdictions. Such regimes provide government authorities with broad authority to intervene when a financial institution is experiencing financial difficulty and may prohibit the Fund from exercising termination rights based on the financial institution’s insolvency. In particular, with respect to counterparties who are subject to such proceedings in the European Union, the liabilities of such counterparties to the Fund could be reduced, eliminated, or converted to equity in such counterparties (sometimes referred to as a “bail in”).

Pursuant to Rule 18f-4 under the 1940 Act, a fund’s derivatives exposure is limited through a value-at-risk test. Funds whose use of derivatives is more than a limited specified exposure amount are required to adopt and implement a value-at-risk based limit to their use of certain derivatives instruments, maintain a comprehensive derivatives risk management program, subject to oversight by a fund’s board of trustees, and appoint a derivatives risk manager. A fund that limits its use of derivatives instruments is not subject to the full requirements of Rule 18f-4 and qualifies as a “limited derivatives user.” Rule 18f-4 also governs a fund’s use of certain other transactions that create future payment and/or delivery obligations by the fund, such as reverse repurchase agreements or similar financing transactions, and certain transactions entered into on a when-issued, delayed-delivery or forward-commitment basis. Under Rule 18f-4, a fund may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the fund has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. Collectively, these requirements may limit our ability to use derivatives and/or enter into certain other financial contracts and/or increase the cost of such transactions, which could adversely impact the value or performance of the Fund.

Other Risks. The risks associated with derivatives may be different from and greater than the risks associated with directly investing in securities and other investments. Derivatives may increase the Fund’s volatility and reduce its returns. The risks associated with derivatives include, among other things, the following:

●	The risk that the value of a derivative may not correlate with the value of the underlying asset, rate, or index in the manner anticipated by the portfolio management team and may be more sensitive to changes in economic or market conditions than anticipated.

●	Derivatives may be difficult to value, especially under stressed or unforeseen market conditions.

●	The risk that the counterparty may fail to fulfill its contractual obligations under the derivative contract. Central clearing of derivatives is intended to decrease counterparty risk but does not eliminate it.

●	The risk that there will not be a liquid secondary trading market for the derivative, or that the Fund will otherwise be unable to sell or otherwise close a derivatives position when desired, exposing the Fund to additional losses.

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●	Because derivatives generally involve a small initial investment relative to the risk assumed (known as leverage), derivatives can magnify the Fund’s losses and increase its volatility.

●	The Fund’s use of derivatives may affect the amount, timing, and character of distributions, and may cause the Fund to realize more short-term capital gain and ordinary income than if the Fund did not use derivatives.

There is no assurance that the Fund will be able to employ its derivatives strategies successfully. Derivatives may not perform as expected and the Fund may not realize the intended benefits. Whether the Fund’s use of derivatives is successful will depend on, among other things, the portfolio managers’ ability to correctly forecast market movements, company and industry valuation levels and trends, changes in foreign exchange and interest rates, and other factors. If the portfolio managers incorrectly forecast these and other factors, the Fund’s performance could suffer. Although hedging may reduce or eliminate losses, it also may reduce or eliminate gains. When used for hedging purposes, the changes in value of a derivative may not correlate as expected with the currency, security, portfolio, or other risk being hedged. When used as an alternative or substitute for, or in combination with, direct investments, the return provided by the derivative may not provide the same return as direct investment. In addition, given their complexity, derivatives are subject to the risk that improper or misunderstood documentation may expose the Fund to losses.

The U.S. Government has enacted legislation that provides for additional regulation of the derivatives market, including clearing, margin, reporting, and registration requirements. The European Union and other jurisdictions have implemented or are in the process of implementing similar requirements, which will affect the Fund when it enters into a derivatives transaction with a counterparty organized in such a jurisdiction or otherwise subject to that jurisdiction’s derivatives regulations. The ultimate impact of these requirements on the Fund remains unclear. It is possible that government regulation of various types of derivative instruments could potentially limit or restrict the ability of the Fund to use these instruments as a part of its investment strategy, increase the costs of using these instruments, make them less effective, or otherwise adversely affect their value. Limits or restrictions applicable to the counterparties with which the Fund engages in derivative transactions could also prevent the Fund from using these instruments or affect the pricing or other factors relating to these instruments.

Regulatory and Market Considerations. New U.S. and non-U.S. rules and regulations could, among other things, further restrict the Fund’s ability to engage in, or increase the cost to the Fund of, derivatives transactions by, for example, making some types of derivatives no longer available to the Fund or making them less liquid. The implementation of the clearing requirement has increased the costs of derivatives transactions for the Fund, because the Fund has to pay fees to its clearing members and is typically required to post more margin for cleared derivatives than it has historically posted for bilateral derivatives. The costs of derivatives transactions are expected to increase further as clearing members raise their fees to cover the costs of additional capital requirements and other regulatory changes applicable to the clearing members. These rules and regulations are new and evolving, so their potential impact on the Fund and the financial system are not yet known. While the new rules and regulations and central clearing of some derivatives transactions are designed to reduce systemic risk (i.e., the risk that the interdependence of large derivatives dealers could cause them to suffer liquidity, solvency, or other challenges simultaneously), there is no assurance that they will achieve that result, and, in the meantime, central clearing and related requirements expose the Fund to new kinds of costs and risks.

Credit Derivatives. The Fund may engage in credit derivative transactions, such as those involving default price risk derivatives and market spread derivatives. Default price risk derivatives are linked to the price of reference securities or loans after a default by the issuer or borrower, respectively. Market spread derivatives are based on the risk that changes in certain market factors, such as credit spreads, can cause a decline in the value of a security, loan, or index. There are three basic transactional forms for credit derivatives: swaps, options, and structured instruments. The use of credit derivatives is a highly specialized activity that involves strategies and risks different from those associated with ordinary portfolio security transactions. If the Adviser is incorrect in its forecasts of default risks, market spreads, or other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these techniques were not used. Moreover, even if the Adviser is correct in its forecasts, there is a risk that a credit derivative position may correlate imperfectly with the price of the asset or liability being hedged. The Fund’s risk of loss in a credit derivative transaction varies with the form of the transaction. For example, if the Fund purchases a default option on a security, and, if no default occurs, with respect to the security, the Fund’s loss is limited to the premium it paid for the default option. In contrast, if there is a default by the grantor of a default

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option, the Fund’s loss will include both the premium it paid for the option and the decline in value of the underlying security that the default option hedged. If the Fund “writes” (sells) protection, it may be liable for the entire value of the security underlying the derivative.

Options, Futures and Forward Contracts. The writing (selling) and purchasing of options and futures contracts and entering into forward currency contracts, involves complex rules that will determine for income tax purposes the amount, character and timing of recognition of the gains and losses the Fund realizes in connection with such transactions.

Gains and losses on the sale, lapse, or other termination of options and futures contracts, options thereon and certain forward contracts (except certain foreign currency options, forward contracts and futures contracts) will generally be treated as capital gains and losses. Some regulated futures contracts, certain foreign currency contracts, and certain non-equity options (such as certain listed options or options on broad based securities indexes) held by the Fund (“Section 1256 contracts”), other than contracts on which they have made a “mixed-straddle election,” will be required to be “marked-to-market” for federal income tax purposes, that is, treated as having been sold at their market value on the last day of the Fund’s taxable year. These provisions may require the Fund to recognize income or gains without a concurrent receipt of cash. Any gain or loss recognized on actual or deemed sales of Section 1256 contracts will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, although certain foreign currency gains and losses from such contracts may be treated as ordinary income or loss as described below. Transactions that qualify as designated hedges are exempt from the mark-to-market rule, but may require the Fund to defer the recognition of losses on futures contracts, foreign currency contracts and certain options to the extent of any unrecognized gains on related positions held by it.

The tax provisions described above applicable to options, futures and forward contracts may affect the amount, timing, and character of the Fund’s distributions to its shareholders. For example, the Section 1256 rules described above may operate to increase the amount the Fund must distribute to satisfy the minimum distribution requirement for the portion treated as short-term capital gain which will be taxable to its shareholders as ordinary income, and to increase the net capital gain it recognizes, without, in either case, increasing the cash available to it. The Fund may elect to exclude certain transactions from the operation of Section 1256, although doing so may have the effect of increasing the relative proportion of net short-term capital gain (taxable as ordinary income) and, thus, increasing the amount of dividends it must distribute. Section 1256 contracts also may be marked-to-market for purposes of the Excise Tax.

When a covered call or put option written (sold) by the Fund expires, the Fund will realize a short-term capital gain equal to the amount of the premium it received for writing the option. When the Fund terminates its obligations under such an option by entering into a closing transaction, it will realize a short-term capital gain (or loss), depending on whether the cost of the closing transaction is less than (or exceeds) the premium received when it wrote the option. When a covered call option written by the Fund is exercised, such Fund will be treated as having sold the underlying security, producing long-term or short-term capital gain or loss, depending upon the holding period of the underlying security and whether the sum of the option price received upon the exercise plus the premium received when it wrote the option is more or less than the basis of the underlying security.

CFTC Regulation. The U.S. Commodity Futures Trading Commission (“CFTC”) has adopted regulations that subject registered investment companies and their investment advisers to regulation by the CFTC if the registered investment company invests more than a prescribed level of its liquidation value in futures, options on futures or commodities, swaps, or other financial instruments regulated under the Commodity Exchange Act (“CEA”) and the rules thereunder (“commodity interests”), or if a fund markets itself as providing investment exposure to such instruments. With respect to the Fund, the Adviser has filed a claim of exclusion from the definition of the term CPO and therefore, the Adviser is not subject to registration or regulation as a pool operator under the CEA. To remain eligible for this exclusion, the Fund must comply with certain limitations, including limits on its ability to use any commodity interests and limits on the manner in which the Fund holds out its use of such commodity interests. These limitations may restrict the Fund’s ability to pursue its investment objectives and strategies, increase the costs of implementing its strategies, result in higher expenses for the Fund, and/or adversely affect the Fund’s total return.

Swaps. As a result of entering into swap agreements, the Fund may make or receive periodic net payments. The Fund may also make or receive a payment when a swap is terminated prior to maturity through an assignment of the swap, derivative or other closing transaction. Periodic net payments will generally constitute ordinary income or deductions, while termination of a swap will generally result in capital gain or loss (which will be a long-term capital

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gain or loss if the Fund has been a party to a swap or derivative for more than one year). With respect to certain types of swaps or derivatives, the Fund may be required to currently recognize income or loss with respect to future payments on such swaps or derivatives or may elect under certain circumstances to mark such swaps or derivatives to market annually for tax purposes as ordinary income or loss. The Fund’s transactions in swaps may be subject to one or more special tax rules (e.g., notional principal contract, straddle, constructive sales, wash sales and short sale rules). These rules may affect whether gains or losses recognized by the Fund are treated as ordinary or capital or as short-term or long-term, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities. These rules could therefore affect the amount, timing and/or character of distributions to shareholders.

Rules governing the tax aspects of swap agreements are not entirely clear in certain respects, in particular whether income generated is Qualifying Income. Accordingly, while the Fund intends to account for such transactions in a manner it deems appropriate, the IRS might not accept such treatment. If the IRS did not accept such treatment, the status of the Fund as a RIC might be adversely affected. The Fund intends to monitor developments in this area. Certain requirements that must be met under the IRC in order for the Fund to qualify as a RIC may limit the extent to which the Fund will be able to engage in swap agreements and certain derivatives.

Equity Securities. Equity securities generally represent equity or ownership interests in an issuer. These include common stock, preferred stock, convertible preferred stock, warrants, and similar instruments. The value of equity securities fluctuates based on changes in a company’s financial condition, and on market, economic, and political conditions, as well as changes in inflation and consumer demand.

Common Stock. Common stock represents an ownership interest in a company. The prices of common stock generally fluctuate more than the prices of other securities and reflect changes in, among other things, a company’s financial condition and in overall market, economic, and political conditions, changes in inflation, and consumer demand. A company’s common stock generally is a riskier investment than its fixed income securities, and it is possible that the Fund may experience a substantial or complete loss on an individual equity investment.

Preferred Stock. Preferred stock is a security that evidences ownership in a corporation and pays a fixed or variable stream of dividends. These stocks represent an ownership interest and provide the holder with claims on the issuer’s earnings and assets, which generally come before common stockholders but after bond holders and other creditors. The obligations of an issuer of preferred stock, including dividend and other payment obligations, typically may not be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer. Investments in preferred stock are also subject to market and liquidity risks. The value of a preferred stock may be highly sensitive to the economic condition of the issuer, and markets for preferred stock may be less liquid than the market for the issuer’s common stock.

Contingent Capital Securities. Contingent capital securities (sometimes referred to as “CoCos”), are debt or preferred securities with loss absorption characteristics built into the terms of the security, for example, an automatic write-down of principal or a mandatory conversion into common stock of the issuer under certain circumstances, such as the issuer’s capital ratio falling below a certain level. Banks and other financial companies are large issuers of CoCos.

In one version of a CoCo, the security has loss absorption characteristics whereby the liquidation value of the security may be adjusted downward to below the original par value (even to zero) under certain circumstances. This may occur, for instance, in the event that business losses have eroded capital to a substantial extent. The write down of the par value would occur automatically and would not entitle the holders to seek bankruptcy of the company. In addition, an automatic write-down could result in a reduced income rate if the dividend or interest payment is based on the security’s par value. Such securities may, but are not required to, provide for circumstances under which the liquidation value may be adjusted back up to par, such as an improvement in capitalization and/or earnings.

Another version of a CoCo provides for mandatory conversion of the security into common shares of the issuer under certain circumstances. The mandatory conversion might relate, for instance, to maintenance of a capital minimum, whereby falling below the minimum would trigger automatic conversion. Since the common stock of the issuer may not pay a dividend, investors in these instruments could experience a reduced income rate, potentially to zero, and conversion would deepen the subordination of the investor, hence worsening the Fund’s standing in a bankruptcy. In addition, some such instruments also provide for an automatic write-down if the price of the common stock is below the conversion price on the conversion date.

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An automatic write-down or conversion event is typically triggered by a reduction in the capital level of the issuer, but may also be triggered by regulatory actions (e.g., a change in capital requirements) or by other factors. Because trigger events are not consistently defined among contingent convertible securities, this risk is greater for contingent convertible securities that are issued by banks with capital ratios close to the level specified in the trigger event.

In addition, coupon payments on contingent convertible securities are discretionary and may be cancelled by the issuer at any point, for any reason, and for any length of time. The discretionary cancellation of payments is not an event of default and there are no remedies to require re-instatement of coupon payments or payment of any past missed payments. Coupon payments may also be subject to approval by the issuer’s regulator and may be suspended in the event there are insufficient distributable reserves. Due to uncertainty surrounding coupon payments, contingent convertible securities may be volatile and their price may decline rapidly in the event that coupon payments are suspended. Contingent convertible securities typically are structurally subordinated to traditional convertible bonds in the issuer’s capital structure. In certain scenarios, investors in contingent convertible securities may suffer a loss of capital ahead of equity holders or when equity holders do not.

Warrants and Rights. Warrants and rights are types of securities that give a holder a right to purchase shares of common stock. Warrants are options to buy from the issuer a stated number of shares of common stock at a specified price, usually higher than the market price at the time of issuance, until a stated expiration date. Rights represent a privilege offered to holders of record of issued securities to subscribe (usually on a pro rata basis) for additional securities of the same class, of a different class or of a different issuer, usually at a price below the initial offering price of the common stock and before the common stock is offered to the general public. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer. Warrants and rights may be transferable. The value of a warrant or right may not necessarily change with the value of the underlying securities. The risk of investing in a warrant or a right is that the warrant or the right may expire before the market value of the common stock exceeds the price specified by the warrant or the right. If not exercised before their stated expiration date, warrants and rights cease to have value and may result in a total loss of the money invested. Investments in warrants and rights are considered speculative.

Fixed Income Securities with Buy-Back Features. Fixed income securities with buy-back features enable the Fund to recover principal upon tendering the securities to the issuer or a third party. Letters of credit issued by domestic or foreign banks often support these buy-back features. In evaluating a foreign bank’s credit, the Adviser considers whether adequate public information about the bank is available and whether the bank may be subject to unfavorable political or economic developments, currency controls or other governmental restrictions that could adversely affect the bank’s ability to honor its commitment under the letter of credit. Buy-back features include standby commitments, put bonds and demand features.

Standby Commitments. The Fund may acquire standby commitments from broker-dealers, banks or other financial intermediaries to enhance the liquidity of portfolio securities. A standby commitment entitles the Fund to same day settlement at amortized cost plus accrued interest, if any, at the time of exercise. The amount payable by the issuer of the standby commitment during the time that the commitment is exercisable generally approximates the market value of the securities underlying the commitment. Standby commitments are subject to the risk that the issuer of a commitment may not be in a position to pay for the securities at the time that the commitment is exercised.

Ordinarily, the Fund will not transfer a standby commitment to a third party, although the Fund may sell securities subject to a standby commitment at any time. The Fund may purchase standby commitments separate from or in conjunction with the purchase of the securities subject to the commitments. In the latter case, the Fund may pay a higher price for the securities acquired in consideration for the commitment.

Put Bonds. A put bond (also referred to as a tender option or third party bond) is a bond created by coupling an intermediate or long-term fixed rate bond with an agreement giving the holder the option of tendering the bond to receive its par value. As consideration for providing this tender option, the sponsor of the bond (usually a bank, broker-dealer or other financial intermediary) receives periodic fees that equal the difference between the bond’s fixed coupon rate and the rate (determined by a remarketing or similar agent) that would cause the bond, coupled with the tender option, to trade at par. By paying the tender offer fees, the Fund in effect holds a demand obligation that bears interest at the prevailing short-term rate. Any investments in tender option bonds by the Fund will be accounted for subject to Financial Accounting Standards Board Statement No. 140 and amendments thereto.

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In selecting put bonds for the Fund, the Adviser takes into consideration the creditworthiness of the issuers of the underlying bonds and the creditworthiness of the providers of the tender option features. A sponsor may withdraw the tender option feature if the issuer of the underlying bond defaults on interest or principal payments, the bond’s rating is downgraded or, in the case of a municipal bond, the bond loses its tax-exempt status.

Demand Features. Many variable rate securities carry demand features that permit the holder to demand repayment of the principal amount of the underlying securities plus accrued interest, if any, upon a specified number of days’ notice to the issuer or its agent. A demand feature may be exercisable at any time or at specified intervals. Variable rate securities with demand features are treated as having a maturity equal to the time remaining before the holder can next demand payment of principal. The issuer of a demand feature instrument may have a corresponding right to prepay the outstanding principal of the instrument plus accrued interest, if any, upon notice comparable to that required for the holder to demand payment.

Foreign Securities. Investments in foreign companies and in U.S. companies with economic ties to foreign markets generally involve special risks that can increase the likelihood that the Fund will lose money or experience volatility in the values of its portfolio assets. As compared with companies organized and operated in the U.S., foreign companies may be more vulnerable to economic, political, and social instability and subject to less government supervision, lack of transparency, and inadequate regulatory, reporting, accounting, auditing, and financial standards. Investments in securities of foreign companies may be subject to foreign withholding or other taxes. There may be less publicly available financial and other information regarding foreign issuers.

The securities of foreign companies also may be subject to inadequate or otherwise unfavorable exchange control regulations, the threat or imposition of economic sanctions or other government restrictions, and higher transaction and other costs, including transaction costs associated with currency exchange. To the extent the securities of foreign companies are traded on non-U.S. exchanges or markets, settlement, clearing, and registration of such securities transactions are subject to risks because registration systems may be less developed or subject to inadequate government supervision. This may result in significant delays or problems in registering the transfer of securities. If the Fund is delayed in settling a transaction, it may not receive any return on the invested assets or it may lose money if the value of the security declines.

There is a risk that a foreign government may take action that impedes or prevents the Fund from taking income and/or capital gains earned in the local currency and converting into U.S. dollars (i.e., “repatriating” local currency investments or profits), including temporary restrictions on foreign capital remittances. Certain foreign countries have sought to maintain foreign exchange reserves and/or address the economic volatility and dislocations caused by the large intentional capital flows by controlling or restricting the conversion of the local currency into other currencies. This risk tends to become more acute when economic conditions otherwise worse. There can be no assurance that if the Fund earns income or capital gains in a foreign currency or the Adviser otherwise seeks to withdraw the Fund’s investments from a given foreign country, capital controls imposed by such country will not prevent, or cause significant expense in, doing so.

Investments in foreign companies also may be adversely affected by governmental actions such as the nationalization of companies or industries, expropriation of assets, or confiscatory taxation. In the event of nationalization, expropriation or other confiscation, the Fund could lose its entire investment in a foreign company. Some foreign countries also have policies or restrictions that may restrict the Fund’s investment opportunities, including restrictions on investing in issuers or industries deemed sensitive to relevant national interests, requirements that government approval be obtained prior to investment by foreign persons, or impositions of penalties for increases in the value of the Fund’s investment. Any of these actions could severely affect securities prices or impair the Fund’s ability to purchase or sell non-U.S. securities or transfer the Fund’s assets or income back into the U.S, or otherwise adversely affect the Fund’s operations. In addition, due to differences in legal systems, there is the risk that there may be difficulty in enforcing contractual obligations and obtaining and enforcing court judgments outside the U.S, which may affect the value of the Fund’s foreign investments.

Foreign company securities also include ADRs, GDRs and other similar depositary receipts. ADRs, GDRs and other similar depositary receipts may be less liquid than the underlying shares in their primary trading market. Foreign company securities also may be subject to thin trading volumes and reduced liquidity, which may lead to greater price fluctuation. A change in the value of a foreign currency relative to the U.S. dollar will change the value of securities held by the Fund that are denominated in that foreign currency, including the value of any income distributions payable to the Fund as a holder of such securities. Currency exchange rates may fluctuate significantly over short periods

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of time for a number of reasons, including changes in interest rates and the overall economic health of the issuer. Devaluation of a currency by a country’s government or banking authority also will have an adverse impact on the U.S. dollar value of any investments denominated in that currency. These and other factors can materially adversely affect the prices of securities the Fund holds, impair the Fund’s ability to buy or sell securities at their desired price or time, or otherwise adversely affect the Fund’s operations. The Fund may invest in securities of issuers whose economic fortunes are linked to non-U.S. markets, but which principally are traded on a U.S. securities market or exchange and denominated in U.S. dollars. To the extent the Fund invests in this manner, the percentage of the Fund’s assets that is exposed to the risks associated with foreign companies may exceed the percentage of the Fund’s assets that is invested in foreign securities that are principally traded outside of the U.S.

Guaranteed Investment Contracts. The Fund may invest in guaranteed investment contracts (“GIC”). A GIC is a general obligation of an insurance company. A GIC is generally structured as a deferred annuity under which the purchaser agrees to pay a given amount of money to an insurer (either in a lump sum or in installments) and the insurer promises to pay interest at a guaranteed rate (either fixed or variable) for the life of the contract. Some GICs provide that the insurer may periodically pay discretionary excess interest over and above the guaranteed rate. At the GIC’s maturity, the purchaser generally is given the option of receiving payment or an annuity. Certain GICs may have features that permit redemption by the issuer at a discount from par value. Generally, GICs are not assignable or transferable without the permission of the issuer. As a result, the acquisition of GICs is subject to the limitations applicable to the Fund’s acquisition of illiquid and restricted securities. The holder of a GIC is dependent on the creditworthiness of the issuer as to whether the issuer is able to meet its obligations.

High Yield or Lower Rated Debt Securities. Debt securities are typically considered “non-investment grade” (also referred to as “high yield debt securities,” “lower rated debt securities,” or “junk bonds”) if they are rated Ba1 or lower by Moody’s and BB+ or lower by S&P or Fitch or instruments comparably rated by other rating agencies, or in unrated instruments determined by the Adviser to be of comparable quality. At any given time and from time to time substantially all of the Fund’s portfolio may consist of high yield (or below investment grade) debt securities. Non-investment grade debt securities may pay a higher yield, but entail greater risks, than investment grade debt securities, and are considered speculative. When compared to investment grade debt securities, high yield debt securities:

●	have a higher risk of default and their prices can be much more volatile due to lower liquidity;

●	tend to be less sensitive to interest rate changes;

●	are susceptible to negative perceptions of the junk markets generally; and

●	pose a greater risk that exercise of any of their redemption or call provisions in a declining market may result in their replacement by lower yielding bonds.

The risk of loss from default for the holders of high yield debt securities is significantly greater than is the case for holders of other debt securities because such high yield securities generally are unsecured, often are subordinated to the rights of other creditors of the issuers of such securities, and are issued by issuers with weaker financials.

An economic downturn could severely affect the ability of highly leveraged issuers of junk bond investments to service their debt obligations or to repay their obligations upon maturity. If an issuer of high yield securities in which the Fund is invested defaults, the Fund may incur additional expenses to seek recovery. Investment by the Fund in already defaulted securities poses an additional risk of loss should nonpayment of principal and interest continue for such securities. Even if such securities are held to maturity, the Fund’s recovery of its initial investment and any anticipated income or appreciation is uncertain. The Fund may be required to liquidate other portfolio securities to satisfy annual distribution obligations of the Fund in respect of accrued interest income on securities that are subsequently written off, even though the Fund has not received any cash payments of such interest.

Because the risk of default is higher among high yield debt securities, the Adviser’s research and analysis are important factors in the selection of such securities. Through portfolio diversification, good credit analysis, and attention to current developments and trends in interest rates and economic conditions, the Fund seeks to reduce this risk. There can be no assurance, however, that this risk will, in fact, be reduced and that losses will not occur.

The secondary market for high yield debt securities is not as liquid as, and is more volatile than, the secondary market for higher rated securities. In addition, market trading volume for lower-rated securities generally is lower and the secondary market for such securities could shrink or disappear suddenly and without warning as a result of

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adverse market or economic conditions, independent of any specific adverse changes in the condition of a particular issuer. Because of the lack of sufficient market liquidity, the Fund may incur losses because it may be required to effect sales at a disadvantageous time and then only at a substantial drop in price. These factors may have an adverse effect on the market price and the Fund’s ability to dispose of particular portfolio investments when needed for repurchase obligations or other liquidity needs. A less liquid secondary market also may make it more difficult for the Fund to obtain precise valuations of lower-rated securities in its portfolio. Legislative and regulatory developments such as those discussed under “Debt Securities” above have adversely affected the secondary market for high yield debt securities and the financial condition of issuers of these securities.

High yield debt securities also present risks based on payment expectations. High yield debt securities frequently contain “call” or buy-back features that permit the issuer to call or repurchase the security from its holder. If an issuer exercises such a “call option” and redeems the security, the Fund may have to replace such security with a lower yielding security, resulting in a decreased return for investors.

Factors having an adverse impact on the market value of high yield securities will have an adverse effect on the Fund’s NAV to the extent the Fund holds such investments. In addition, in order to satisfy repurchase obligations, the Fund may be forced to sell its higher rated securities, resulting in a decline in the overall credit quality of its portfolio and increasing its exposure to the risks of high yield securities.

Illiquid Securities. An illiquid security is a security that the Fund reasonably expects cannot be sold or disposed of in then-current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the security. Illiquid securities include, but are not limited to:

●	securities that are not readily marketable;

●	certain structured securities and certain defaulted securities; and

●	certain restricted securities.

The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists. The amount of the discount from the prevailing market price varies depending upon the type of security, the character of the issuer, the party who will bear the expenses of registering the restricted securities (if needed), and prevailing supply and demand conditions.

The Fund may not be able to readily liquidate its investment in illiquid securities and may have to sell other investments if necessary to raise cash to meet its obligations. In this event, illiquid securities would become an increasingly larger percentage of the Fund’s portfolio. The lack of a liquid secondary market for illiquid securities may make it more difficult for the Fund to assign a value to those securities for purposes of valuing its portfolio and calculating its NAV.

144A Securities. The Fund also may invest in illiquid securities that are governed by Rule 144A under the 1933 Act (“144A Securities”). These securities may be resold under certain circumstances to other institutional buyers. Specifically, 144A Securities may be resold to a qualified institutional buyer (“QIB”) without registration and without regard to whether the seller originally purchased the security for investment. Investing in 144A Securities may decrease the liquidity of the Fund’s portfolio to the extent that QIBs become, for a time, uninterested in purchasing these securities. Because of the resale restrictions in 144A Securities, there is a greater risk that they will become illiquid than securities registered with the SEC. 144A Securities may be more complex or difficult to value than securities registered with the SEC.

Inflation-Indexed Securities. Inflation-indexed securities are fixed income securities whose principal value is periodically adjusted according to the rate of inflation. Two structures are common. The U.S. Treasury and some other issuers use a structure that accrues inflation into the principal value of the bond. Many other issuers pay out the CPI accruals as part of a semiannual coupon.

Inflation-indexed securities issued by the U.S. Treasury (“TIPS”) have maturities of five, ten, or thirty years, although it is possible that securities with other maturities will be issued in the future. TIPS pay interest on a semiannual basis, equal to a fixed percentage of the inflation-adjusted principal amount. For example, if the Fund purchased an inflation-indexed bond with a par value of $1,000 and a 3% real rate of return coupon (payable 1.5% semiannually),

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and inflation over the first six months was 1%, the mid-year par value of the bond would be $1,010 and the first semiannual interest payment would be $15.15 ($1,010 times 1.5%). If inflation during the second half of the year resulted in the whole year’s inflation equaling 3%, the end-of-year par value of the bond would be $1,030 and the second semiannual interest payment would be $15.45 ($1,030 times 1.5%).

If the periodic adjustment rate measuring inflation falls, the principal value of the inflation-indexed bonds will be adjusted downward, and, consequently, the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced. At maturity, TIPS are redeemed at the greater of their inflation- adjusted principal and the par amount at original issue. If an inflation-indexed bond does not provide a guarantee of principal at maturity, the adjusted principal amount of the bond repaid at maturity may be less than the original principal amount. Other types of inflation-indexed bonds may be adjusted in response to changes in the rate of inflation by different mechanisms (such as by changes in the rates of interest paid on their principal amounts).

The values of inflation-indexed bonds are expected to change in response to changes in real interest rates, which are tied to the relationship between nominal interest rates and the rate of inflation. For example, if inflation were to rise at a faster rate than nominal interest rates, real interest rates would likely decline, leading to an increase in value of inflation-indexed bonds. In contrast, if nominal interest rates increase at a faster rate than inflation, real interest rates would likely rise, leading to a decrease in value of inflation-indexed bonds.

While these securities, if held to maturity, are expected to be protected to some extent from long-term inflationary trends, short-term increases in inflation may lead to a decline in value. If nominal interest rates rise due to reasons other than inflation (for example, due to changes in currency exchange rates or an expansion of non-inflationary economic activity), investors in these securities may not be protected to the extent that the increase is not reflected in the bond’s inflation measure.

The periodic inflation adjustment of U.S. inflation-indexed bonds is tied to the Consumer Price Index for Urban Consumers (“CPI-U”), which is calculated monthly by the U.S. Bureau of Labor Statistics. The CPI-U is a measurement of price changes in the cost of living, made up of components such as housing, food, transportation, and energy. Inflation-indexed bonds issued by a foreign government generally are adjusted to reflect a comparable inflation index, calculated by that government. There can be no assurance that the CPI-U or any foreign inflation index will accurately measure the real rate of inflation in the prices of goods and services. Moreover, there can be no assurance that the rate of inflation in a foreign country will be correlated to the rate of inflation in the United States. Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity.

Initial Public Offerings (“IPOs”). IPOs are new issues of equity and fixed income securities. IPOs have many of the same risks as small company stocks and bonds. IPOs do not have trading history, and information about the company may be available only for recent periods. The Fund’s purchase of shares or bonds issued in IPOs also exposes it to the risks inherent in those sectors of the market where these new issuers operate. The market for IPO issuers has been volatile and share and bond prices of newly priced companies have fluctuated in significant amounts over short periods of time. The Fund may be limited in the quantity of IPO and secondary offering shares and bonds that it may buy at the offering price, or the Fund may be unable to buy any shares or bonds of an IPO or secondary offering at the offering price. The Fund’s investment return earned during a period of substantial investment in IPOs may not be sustained during other periods when the Fund makes more limited, or no, investments in IPOs. As the size of the Fund increases, the impact of IPOs on the Fund’s performance generally would decrease; conversely, as the size of the Fund decreases, the impact of IPOs on the Fund’s performance generally would increase.

Investments in Other Investment Companies. Subject to the limitations prescribed by the 1940 Act and the Fund’s investment objective, policies, and restrictions, the Fund may invest in other investment companies, including, but not limited to, money market funds, ETFs, closed-end funds, and other pooled vehicles. These limitations prohibit the Fund from acquiring more than 3% of the voting shares of any one other investment company, and prohibit the Fund investing more than 5% of its total assets in the securities of any one other investment company or more than 10% of its total assets in securities of other investment companies in the aggregate. The percentage limitations above apply to investments in any investment company. (However, pursuant to certain SEC rules, these percentage limitations do not apply to the Fund’s investments in certain registered money market funds). The Fund’s investments in another investment company will be subject to the risks of the purchased investment company’s portfolio securities. The Fund’s shareholders must bear not only their proportionate share of the Fund’s fees and expenses, but they also must bear indirectly the fees and expenses of the other investment company.

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ETFs. ETFs are investment companies whose shares are listed on a securities exchange and trade like a stock throughout the day. Certain ETFs use a “passive” investment strategy and will not attempt to take defensive positions in volatile or declining markets. Other ETFs are actively managed (i.e., they do not seek to replicate the performance of a particular index). Investments in ETFs are subject to a variety of risks, including risks of a direct investment in the underlying securities that the ETF holds. For example, the general level of stock prices may decline, thereby adversely affecting the value of the underlying common stock investments of the ETF and, consequently, the value of the ETF. Moreover, the market value of the ETF may differ from the value of its portfolio holdings because the market for ETF shares and the market for underlying securities are not always identical. Also, ETFs that track particular indices typically will be unable to match the performance of the index exactly due to the ETF’s operating expenses and transaction costs, among other things. Similar to investments in other investment companies, the Fund’s shareholders must bear not only their proportionate share of the Fund’s fees and expenses, but they also must bear indirectly the fees and expenses of the ETF.

Other Risks. The Fund may invest in foreign countries through investment companies, including closed-end funds. Some foreign countries have laws and regulations that currently preclude direct foreign investments in the securities of their companies. However, indirect foreign investment in the securities of such countries is permitted through investment companies that have been specifically authorized to make such foreign investments. These investments are subject to the risks of investing in foreign securities.

Because closed-end funds do not issue redeemable securities and, thus, do not need to maintain liquidity to meet daily shareholder redemptions, such funds may invest in less liquid portfolio securities. Moreover, the Fund’s investment in a closed-end fund is exposed to the risk that a secondary market for such shares may cease to exist. Accordingly, the Fund’s investment in closed-end fund shares is subject to increased liquidity risk.

Leverage. The Fund may opportunistically add leverage to its portfolio by utilizing instruments such as reverse repurchase agreements, credit default swaps, dollar rolls or borrowings, such as through bank loans or commercial paper and/or other credit facilities. The Fund may also enter into transactions other than those noted above that may give rise to a form of leverage including, among others, futures and forward contracts (including foreign currency exchange contracts), total return swaps and other derivative transactions, loans of portfolio securities and when-issued, delayed delivery and forward commitment transactions. Although it has no current intention to do so, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio.

The net proceeds the Fund obtains from credit default swaps, reverse repurchase agreements, dollar rolls or other forms of leverage utilized will be invested in accordance with the Fund’s investment objective and policies as described in this prospectus. The 1940 Act generally prohibits the Fund from engaging in most forms of leverage (including the use of reverse repurchase agreements, dollar rolls, bank loans, commercial paper or other credit facilities, credit default swaps, total return swaps and other derivative transactions, loans of portfolio securities and when-issued, delayed delivery and forward commitment transactions, to the extent that these instruments are not covered as described below) unless immediately after the issuance of the leverage the Fund has satisfied the asset coverage test with respect to senior securities representing indebtedness prescribed by the 1940 Act; that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33⅓% of the Fund’s total net assets, including assets attributable to such leverage). In addition, the Fund is not permitted to declare any cash dividend or other distribution on Shares unless, at the time of such declaration, this asset coverage test is satisfied.

Leveraging is a speculative technique and there are special risks and costs involved. There is no assurance that the Fund will utilize credit default swaps, reverse repurchase agreements, dollar rolls or borrowings, issue preferred shares or utilize any other forms of leverage (such as the use of derivatives strategies). If used, there can be no assurance that the Fund’s leveraging strategies will be successful or result in a higher yield on your Shares. When leverage is used, the net asset value of the Shares and the yield to shareholders will be more volatile. In addition, interest and other expenses borne by the Fund with respect to its use of reverse repurchase agreements, dollar rolls, borrowings or any other forms of leverage are borne by the shareholders and result in a reduction of the net asset value of the Shares.

The Fund also may borrow money in order to repurchase its shares or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of portfolio securities held by the Fund.

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Asset-Backed Securities. The Fund, in accordance with its investment objectives and policies, may invest in asset-backed securities (unrelated to mortgage loans). Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts, and personal property. In addition to prepayment and extension risks, these securities present credit risks that are not inherent in mortgage-related securities because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. Credit card receivables generally are unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due. Automobile receivables generally are secured, but by automobiles rather than residential real property. Most issuers of automobile receivables permit the loan servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the asset-backed securities. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in the underlying automobiles. Therefore, if the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund’s recoveries on repossessed collateral may not be available to support payments on these securities.

Credit-Linked Notes (“CLNs”). The Fund may invest in CLNs. CLNs are privately negotiated obligations whose returns are linked to the returns of one or more designated securities or other instruments that are referred to as “reference securities.” A CLN is generally issued by one party, typically a trust or a special purpose vehicle, with investment exposure or risk that is linked to a second party. The CLN’s price or coupon is linked to the performance of the reference security of the second party.

The Fund has the right to receive periodic interest payments from the CLN issuer at an agreed upon interest rate and, if there has been no default or other applicable declines in credit quality, a return of principal at the maturity date. The cash flows are dependent on specified credit-related events. Should the second party default or declare bankruptcy, the CLN holder will generally receive an amount equivalent to the recovery rate. The Fund also is exposed to the credit risk of the CLN issuer up to the full CLN purchase price, and CLNs are often not secured by the reference securities or other collateral. CLNs are also subject to the credit risk of the reference securities. If a reference security defaults or suffers certain other applicable declines in credit quality, the Fund may, instead of receiving repayment of principal, receive the security that has defaulted.

As with most derivative investments, valuation of a CLN may be difficult due to the complexity of the security. The market for CLNs may suddenly become illiquid. The other parties to the transactions may be the only investors with sufficient understanding of the CLN to be interested in bidding for it. Changes in liquidity may result in significant, rapid, and unpredictable changes in CLN prices. In certain cases, a CLN’s market price may not be available or the market may not be active.

Other Risks of Asset-Backed Securities. Asset-backed securities are subject to risks in addition to those described above. These securities are often extremely complex and their documentation may be unclear, ambiguous, or poorly understood, which could lead to a misunderstanding or incorrect application of the securities’ terms, and may also lead to disputes. More junior securities are often illiquid and hard to value, and even senior securities may become so during periods of market stress or if there are issues relating to the underlying collateral. Regulatory issues relating to the underlying collateral may have unforeseen effects on the value of the securities and may cause them to decrease in value. In addition, servicers or trustees may not always act in the best interests of the holders of securities or of certain tranches of securities.

Repurchase Agreements. A repurchase agreement is a transaction by which the Fund acquires a security (or basket of securities) and simultaneously commits to resell that security to the seller (typically, a bank or securities dealer) at an agreed upon date on an agreed upon price, which represents the Fund’s cost plus interest. The resale price reflects the purchase price plus an agreed upon market rate of interest that is unrelated to the coupon rate or date of maturity of the purchased security. The Fund requires at all times that the repurchase agreement be collateralized by cash or by securities of the U.S. Government, its agencies, its instrumentalities, or U.S. Government sponsored enterprises having a value equal to, or in excess of, the value of the repurchase agreement (including accrued interest).

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Repurchase agreements are considered a form of lending under the 1940 Act. A repurchase agreement with more than seven days to maturity is considered an illiquid security.

The use of repurchase agreements involves certain risks. For example, if the seller of the agreement defaults on its obligation to repurchase the underlying securities at a time when the value of these securities has declined, the Fund may incur a loss upon disposition of them. In addition, if the seller should be involved in bankruptcy or insolvency proceedings, the Fund may incur delay and costs in selling the underlying security or may suffer a loss of principal and interest if the Fund is treated as an unsecured creditor and required to return the underlying collateral to the seller’s estate. Even though the repurchase agreements may have maturities of seven days or less, they may lack liquidity, especially if the issuer encounters financial difficulties. To reduce credit risk and counterparty risk, the Fund intends to limit repurchase agreements to transactions with dealers and financial institutions believed by the Adviser to present minimal credit risks. The Adviser will monitor the creditworthiness of the repurchase agreement sellers on an ongoing basis.

Reverse Repurchase Agreements. In a reverse repurchase agreement, the Fund sells a security to a securities dealer or bank for cash and also agrees to repurchase the same security at an agreed upon price on an agreed upon date. Reverse repurchase agreements expose the Fund to credit risk (that is, the risk that the counterparty will fail to resell the security to the Fund). Engaging in reverse repurchase agreements also may involve the use of leverage, in that the Fund may reinvest the cash it receives in additional securities. The Fund will attempt to minimize this risk by managing its duration.

Prepayment. Senior loans may require or permit, in addition to scheduled payments of interest and principal, the prepayment of the senior loan from free cash flow. The degree to which borrowers prepay senior loans, whether as a contractual requirement or at their election, is unpredictable. Upon a prepayment, either in part or in full, the actual outstanding debt on which the Fund derives interest income will be reduced, and the Fund may decide to invest in lower yielding investments. However, the Fund may receive both a prepayment penalty fee from the prepaying borrower and a facility fee upon the purchase of a new senior loan with the proceeds from the prepayment of the former. The effect of prepayments on the Fund’s performance may be mitigated by the receipt of prepayment fees and the Fund’s ability to reinvest prepayments in other senior loans that have similar or identical yields.

Bridge Loans. Bridge loans are short-term loan arrangements (typically 12 to 18 months) usually made by a borrower in anticipation of receipt of intermediate-term or long-term permanent financing. Most bridge loans are structured as floating-rate debt with “step-up” provisions under which the interest rate on the bridge loan rises (or “steps up”) the longer the loan remains outstanding. In addition, bridge loans commonly contain a conversion feature that allows the bridge Loan Investor to convert its interest to senior exchange notes if the loan has not been prepaid in full on or before its maturity date. Bridge loans may be subordinate to other debt and may be secured or undersecured.

Assignments. An investor in senior loans typically purchases “Assignments” from the Agent or other Loan Investors and, by doing so, typically becomes a Loan Investor under the loan agreement with the same rights and obligations as the assigning Loan Investor. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Loan Investor.

Participations. “Participations” in a Loan Investor’s portion of a senior loan typically will result in the investing Fund having a contractual relationship only with such Loan Investor, rather than with the borrower. As a result, the Fund may have the right to receive payments of principal, interest, and any fees to which it is entitled only from the Loan Investor selling the Participation and only upon receipt by such Loan Investor of such payments from the borrower. In connection with purchasing Participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement and the Fund may not directly benefit from the collateral supporting the senior loan in which it has purchased the Participation. As a result, the Fund may assume the credit risk of both the borrower and the Loan Investor selling the Participation. If a Loan Investor selling a Participation becomes insolvent, the Fund may be treated as a general creditor of such Loan Investor.

Revolving Credit Facility Loans. For some loans, such as revolving credit facility loans (“revolvers”), a Loan Investor may be obligated under the loan agreement to, among other things, make additional loans in certain circumstances. The Fund generally will place assets in reserve for these contingent obligations by segregating or otherwise designating a sufficient amount of permissible liquid assets. Delayed draw term loans are similar to revolvers,

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except that, once drawn upon by the borrower during the commitment period, they remain permanently drawn and become term loans. A prefunded letter of credit (L/C) term loan is a facility created by the borrower in conjunction with an Agent, with the loan backed by letters of credit. Each participant in a prefunded L/C term loan fully funds its commitment amount to the Agent for the facility.

U.S. Government Securities. The Fund may invest in debt securities issued or guaranteed by agencies, instrumentalities and sponsored enterprises of the U.S. Government. U.S. Government securities are obligations of the U.S. Government and its agencies and instrumentalities, including Treasury bills, notes, bonds, and certificates of indebtedness that are issued or guaranteed as to principal or interest by the U.S. Treasury or U.S. Government sponsored enterprises. The U.S. Government is under no legal obligation, in general, to purchase the obligations of or provide financial support to its agencies, instrumentalities, or sponsored enterprises. No assurance can be given that the U.S. Government will purchase the obligations of or provide financial support to U.S. Government agencies, instrumentalities, or sponsored enterprises in the future, and the U.S. Government may be unable or unwilling to pay debts when due. For more information, please see the “Securities of Government Sponsored Enterprises” section below.

Some U.S. Government securities, such as U.S. Treasury bills, notes and bonds, and mortgage-related securities guaranteed by the GNMA, are supported by the full faith and credit of the United States; others, such as those of the FHLBs or the FHLMC, are supported by the right of the issuer to borrow from the U.S. Treasury; others, such as those of the FNMA, are supported by the discretionary authority of the U.S. Government to purchase the agency’s obligations; and still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the issuing agency, instrumentality or enterprise. Although U.S. Government-sponsored enterprises, such as the FHLBs, FHLMC, FNMA and the Student Loan Marketing Association, may be chartered or sponsored by Congress, they are not funded by Congressional appropriations, and their securities are not issued by the U.S. Treasury or supported by the full faith and credit of the U.S. Government and involve increased credit risks. Although legislation has been enacted to support certain government sponsored entities, including the FHLBs, FHLMC and FNMA, there is no assurance that the obligations of such entities will be satisfied in full, or that such obligations will not decrease in value or default. It is difficult, if not impossible, to predict the future political, regulatory or economic changes that could impact the government sponsored entities and the values of their related securities or obligations. In addition, certain governmental entities, including FNMA and FHLMC, have been subject to regulatory scrutiny regarding their accounting policies and practices and other concerns that may result in legislation, changes in regulatory oversight and/or other consequences that could adversely affect the credit quality, availability or investment character of securities issued by these entities.

U.S. Government debt securities generally involve lower levels of credit risk than other types of debt securities of similar maturities, although, as a result, the yields available from U.S. Government debt securities are generally lower than the yields available from such other securities. Like other debt securities, the values of U.S. Government securities change as interest rates fluctuate. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV.

Securities of Government Sponsored Enterprises. The Fund may invest in securities issued or guaranteed by agencies or instrumentalities of the U.S. Government, such as Ginnie Mae, Fannie Mae, Freddie Mac, Federal Home Loan Banks (“FHL Banks”), Federal Farm Credit Bank, and Federal Agricultural Mortgage Corporation (“Farmer Mac”). Ginnie Mae is authorized to guarantee, with the full faith and credit of the U.S. Government, the timely payment of principal and interest on securities issued by institutions approved by Ginnie Mae (such as savings and loan institutions, commercial banks, and mortgage bankers) and backed by pools of mortgages insured or guaranteed by the FHA, the VA, the Rural Housing Service, or the U.S. Department of Housing and Urban Development. Fannie Mae, Freddie Mac, Federal Farm Credit Bank, and Farmer Mac are federally chartered public corporations owned entirely by their shareholders; the FHL Banks are federally chartered corporations owned by their member financial institutions. Although U.S. Government sponsored enterprises may be chartered or sponsored by Congress, many such enterprises are not funded by Congressional appropriations, their securities are not issued by the U.S. Treasury, and their obligations are not supported by the full faith and credit of the U.S. Government, so investments in their securities or obligations issued by them involve greater risk than investments in other types of U.S. Government securities. For example, although Fannie Mae, Freddie Mac, Farmer Mac, Federal Farm Credit Bank, and the FHL Banks guarantee the timely payment of interest and ultimate collection of principal with respect to the securities they issue, their securities are not backed by the full faith and credit of the U.S. Government. The value of such securities therefore may vary with the changing prospects of future support from the U.S. Government, as reflected in anticipated legislative or

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political developments. In the absence of support from the U.S. Government, money market fixed income securities, including asset-backed securities that may have diminished collateral protection from underlying mortgages or other assets, are subject to the risk of default. Although such securities commonly provide the Fund with a higher yield than direct U.S. Treasury obligations, they are also subject to the risk that the Fund will fail to recover additional amounts (i.e., premiums) paid for securities with higher interest rates, resulting in an unexpected capital loss upon their sale.

Like most fixed income securities, the value of the money market instruments held by the Fund generally will fall when interest rates rise. In the case of a security that is issued or guaranteed by a government sponsored enterprise and backed by mortgages or other instruments with prepayment or call features, rising interest rates may cause prepayments to occur at a slower-than-expected rate, reducing the security’s value. In contrast, falling interest rates may cause prepayments to occur at a faster-than-expected rate, depriving the Fund of income payments above market rates prevailing at the time of the prepayment.

When-Issued or Forward Transactions. When-issued or forward transactions involve a commitment by the Fund to purchase securities, with settlement to take place in the future. When-issued purchases and forward transactions are negotiated directly with the other party, and such commitments are not traded on exchanges. The value of fixed income securities to be delivered in the future will fluctuate as interest rates vary. Securities purchased or sold on a when-issued or forward commitment basis involve a risk of loss if the value of the security to be purchased declines before the settlement date or if the value of the security to be sold increases before the settlement date. At the time the Fund makes the commitment to purchase a security on a when-issued basis, it will record the transaction and reflect the liability for the purchase and the value of the security in determining its NAV. The Fund also generally is required to identify on its books cash and liquid assets in an amount sufficient to meet the purchase price unless the Fund’s obligations are otherwise covered. The Fund generally will purchase securities on a when-issued basis or purchase or sell securities on a forward commitment basis only with the intention of completing the transaction and actually purchasing or selling the securities. If deemed advisable as a matter of investment strategy, however, the Fund may dispose of or negotiate a commitment after entering into it. The Fund also may sell securities it has committed to purchase before the commitment’s settlement date.

The Fund may purchase new issues of municipal bonds, which generally are offered on a when-issued basis, with delivery and payment normally taking place approximately one month after the purchase date. However, the payment obligation and the interest rate to be received by the Fund are each fixed on the purchase date.

Zero Coupon, Deferred Interest, Pay-In-Kind, and Capital Appreciation Bonds. Zero coupon, deferred interest, and capital appreciation bonds are issued at a discount from their face value because interest payments typically are postponed until maturity. These securities also may take the form of debt securities that have been stripped of their unmatured interest coupons, the coupons themselves, or receipts or certificates representing interests in such stripped debt obligations or coupons. Pay-in-kind bonds allow the issuer, at its option, to make current interest payments on the bonds either in cash or in additional bonds. Similar to zero coupon bonds and deferred interest bonds, pay-in-kind securities are designed to give an issuer flexibility in managing cash flow. Pay-in-kind securities that are debt securities can be either senior or subordinated debt.

As the buyer of these types of securities, the Fund will recognize a rate of return determined by the gradual appreciation of the security, which is redeemed at face value on a specified maturity date. The discount varies depending on the time remaining until maturity, as well as market interest rates, liquidity of the security, and the issuer’s perceived credit quality. The discount in the absence of financial difficulties of the issuer typically decreases as the final maturity date approaches. Moreover, unlike securities that periodically pay interest to maturity, zero coupon, deferred interest, capital appreciation, and pay-in-kind securities involve the additional risk that the Fund will realize no cash until a specified future payment date unless a portion of such securities is sold and, if the issuer of such securities defaults, the Fund may obtain no return at all on its investment.

The values of zero-coupon and pay-in-kind bonds are more volatile in response to interest rate changes than debt obligations of comparable maturities that make regular distributions of interest. Taxable income from these types of securities is accrued by the Fund without receiving regular interest payments in cash. As a result, the Fund may be required to sell portfolio securities in order to pay a dividend depending, among other things, upon the proportion of shareholders who elect to receive dividends in cash rather than reinvesting dividends in additional shares of the Fund.

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Pay-in-kind securities generally carry higher interest rates compared to bonds that make cash payments of interest to reflect their payment deferral and increased credit risk. Pay-in-kind securities generally involve significantly greater credit risk than coupon loans because the Fund receives no cash payments until the maturity date or a specified cash payment date. Even if accounting conditions are met for accruing income payable at a future date under a pay-in-kind bond, the issuer could still default when the collection date occurs at the maturity of or payment date for the pay-in-kind bond. Pay-in-kind bonds may be difficult to value accurately because they involve ongoing judgments as to the collectability of the deferred payments and the value of any associated collateral. If the issuer of a pay-in-kind security defaults the Fund may lose its entire investment. Generally, the deferral of pay-in-kind interest will increase the loan to value ratio, which is a measure of the riskiness of a loan or bond.

Temporary Defensive Investments. As described in the prospectus, the Fund is authorized to temporarily invest a substantial amount, or even all, of its assets in various short-term fixed income securities to take a defensive position. Temporary defensive securities include:

Short-Term Taxable Securities. The Fund may invest in bonds, the interest on which is subject to federal income tax, and the Fund may be exempt from its state’s (if applicable) income tax.

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INVESTMENT RESTRICTIONS

Fundamental Investment Restrictions. The Fund is subject to the following fundamental investment restrictions that cannot be changed without the approval of the holders of a majority of the Fund’s outstanding common Shares1 and, if issued, preferred shares voting together as a single class, and of the holders of a majority of the outstanding preferred shares voting as a separate class.

1.	The Fund may not borrow money or issue senior securities, except as permitted by Section 18 of the 1940 Act or otherwise as permitted by applicable law, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

2.	The Fund may not purchase or sell real estate, but the Fund may purchase and sell securities that are secured by real estate or issued by companies that invest or deal in real estate or REITs and may acquire and hold real estate or interests therein through exercising rights or remedies with regard to such securities.

3.	The Fund may not purchase or sell physical commodities, except that the Fund may purchase and sell options, forward contracts, contracts for difference, futures contracts, including those related to indices, and options on futures contracts or indices, and enter into swap agreements and other derivative instruments that are commodities or commodity contracts.

4.	The Fund may not engage in the underwriting of securities, except pursuant to a merger or acquisition or to the extent that, in connection with the disposition of its portfolio securities, it may be deemed to be an underwriter under federal securities laws.

5.	The Fund may not invest more than 25% of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry or group of industries (excluding securities of the U.S. Government, its agencies and instrumentalities).

6.	The Fund may make loans to the maximum extent permitted by the 1940 Act and any exemptive order or other relief issued by the SEC, including, without limitation, through loans to other Funds in the same fund complex.

In addition, the Fund has adopted the following fundamental policies with respect to repurchase offers that cannot be changed without the approval of the holders of a majority of the Fund’s outstanding common Shares and, if issued, preferred shares voting together as a single class, and of the holders of a majority of the outstanding preferred shares voting as a separate class:

1.	The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time, for between 5% and 25% of the shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements.

2.	The Fund will repurchase shares that are tendered by the date by which shareholders can tender their shares in response to a repurchase offer (the “Repurchase Request Deadline”), which will be established by the Board of Trustees in accordance with Rule 23c-3 of the 1940 Act, as such rule may be amended from time to time.

3.	Each repurchase pricing shall occur no later than the 14th calendar day after the Repurchase Request Deadline, or the next business day if the 14th calendar day is not a business day.

Interpretations and guidance provided by the SEC staff may be taken into account to determine if a certain practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC. As a result, the foregoing fundamental investment policies may be interpreted differently over time as the statute, rules, regulations or orders (or, if applicable, interpretations) that relate to the meaning and effect of these policies change, and no vote of shareholders, as applicable, will be required or sought.

[1]	A “majority” of the Fund’s outstanding shares means the vote of the lesser of (1) 67% or more of the voting securities present at a shareholder meeting, provided that more than 50% of the outstanding voting securities of the Fund are present at the meeting or represented by proxy, or (2) more than 50% of the outstanding voting securities of the Fund regardless of whether such shareholders are present at the meeting (or represented by proxy).

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The 1940 Act, including the rules and regulations thereunder, generally prohibits the Fund from borrowing (other than certain temporary borrowings) unless immediately after the borrowing the Fund has satisfied the asset coverage test with respect to senior securities representing indebtedness prescribed by the 1940 Act; that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33⅓% of the Fund’s total net assets, including assets attributable to such leverage). Certain investments which may give rise to a form of leverage (including the use of reverse repurchase agreements, dollar rolls, bank loans, commercial paper or other credit facilities and other derivative transactions, loans of portfolio securities and when-issued, delayed delivery and forward commitment transactions) are subject to Rule 18f-4 under the 1940 Act. Rule 18f-4 imposes limits on the amount of derivatives and other transactions a fund can enter into and requires funds whose use of derivatives is more than a limited specified exposure to establish and maintain a comprehensive derivatives risk management program and appoint a derivatives risk manager.

Under the 1940 Act, the Fund may not issue senior securities representing stock unless immediately after such issuance the value of the Fund’s total net assets is at least 200% of the liquidation value of the Fund’s outstanding senior securities representing stock, plus the aggregate amount of any senior securities representing indebtedness (effectively limiting the use of leverage through senior securities to 50% of the Fund’s total net assets).

In addition, the Fund is not permitted to declare any cash dividend or other distribution on Shares unless, at the time of such declaration, the asset coverage tests described above are satisfied after giving effect to such dividend or distribution.

The Fund may lend up to one-third of the value of its total assets (including assets attributable to leverage).

Non-Fundamental Investment Restriction. The Fund also is subject to the following non-fundamental investment restriction which may be changed by the Board of Trustees without shareholder approval:

1.	Except for U.S. Treasuries, U.S. government-sponsored enterprise and U.S. government agency securities, no more than 10% of the value of the Fund’s Managed Assets may be invested in the securities of any one issuer; provided, however, that the Fund may treat one issuer as the “15% Issuer” with respect to which such restriction shall be 15% rather than 10%, and the Fund may thereafter treat a different issuer as the 15% Issuer if the investments in the previous 15% Issuer represent 10% or less of the value of the Fund’s Managed Assets.

2.	The Fund will not buy or sell futures, or option contracts or buy any securities or other property on margin, or purchase or sell puts or calls or combinations thereof, or engage in short sales of securities (unless by virtue of its ownership of other securities it has, or has a right to obtain, securities equivalent in kind and amount to the securities sold) or participate in credit default swaps, except as permitted by the 1940 Act.

3.	The Fund will not invest in mutual funds or group trusts, except those designed for the temporary investment of cash, except as permitted by the 1940 Act.

4.	The Fund will not participate in any securities lending program.

5.	No more than 50% of the Fund’s Managed Assets will be invested in preferred stock, common stock and convertible debt securities combined, provided that convertible debt securities that trade based on yields comparable to high yield securities as determined by the Adviser in its sole discretion shall not be included for purposes of this limitation.

Compliance with any policy or limitation of the Fund that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities. The policy will not be violated if these limitations are exceeded because of changes in the market value or investment rating of the Fund’s assets or if a borrower distributes equity securities incident to the purchase or ownership of a portfolio investment or in connection with a reorganization of a borrower. The Fund interprets its policies with respect to borrowing and lending to permit such activities as may be lawful for the Fund, to the full extent permitted by the 1940 Act or by exemption from the provisions therefrom pursuant to an exemptive order of the SEC.

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INVESTMENT ADVISORY AND OTHER SERVICES, FEES, AND EXPENSES

Polen Credit, an investment adviser registered with the SEC located at located at 1075 Main Street, Suite 320, Waltham, MA 02451 is the Fund’s investment adviser. In January 2022, Polen Capital Management, LLC (“Polen Capital”), an investment adviser registered with the SEC located at 1825 NW Corporate Blvd., Suite 300, Boca Raton, FL 33431, acquired 100% of the Adviser’s outstanding equity interests and, accordingly, Polen Credit became a wholly-owned subsidiary of Polen Capital.

The Management Agreement provides for the Fund to pay an annual fee, payable monthly by the Fund, in an amount equal to 1.25% of the Fund’s average daily Managed Assets. “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes). During the period from August 28, 2023 (commencement of operations) to April 30, 2024, the Fund paid the Adviser $228,363 in gross management fees, all of which were waived by the Adviser, resulting in net management fees paid of $0. During the year ended April 30, 2025, the Fund paid the Adviser $417,585 in gross management fees, all of which were waived by the Adviser, resulting in net management fees paid of $0. During the year ended April 30, 2026, the Fund paid the Adviser $497,834 in gross management fees, all of which were waived by the Adviser, resulting in net management fees paid of $0.

The Management Agreement was initially approved by the Trustees of the Fund (including all of the Trustees who are not “interested persons” of the Fund) on June 9, 2023 at a meeting called for such purpose. The renewal of the Management Agreement for an additional annual period was most recently approved by the Trustees of the Fund at a meeting held on March 9, 2026. A discussion regarding the basis for the Board of Trustees’ most recent approval of the Management Agreement is available in the Fund’s annual report to shareholders for the fiscal year ended April 30, 2026. The Management Agreement will remain in full force and effect, unless sooner terminated by the Fund, for successive annual periods, provided that such continuance is specifically approved at least annually (i) by the vote of a majority of the Fund’s Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval, and (ii) by the vote of a majority of the outstanding voting securities of the Fund or by the Fund’s Board of Trustees. It can also be terminated with respect to the Fund at any time, without payment of any penalty, by a vote of a majority of the outstanding voting securities of the Fund or by the Fund’s Board of Trustees on 60 days’ prior written notice to the Adviser, or by the Adviser, without payment of any penalty, on 90 days’ prior written notice to the Fund. Additionally, the Management Agreement will terminate automatically in the event of its assignment. The Management Agreement may not be amended with respect to the Fund without a vote of a majority of the outstanding voting securities of the Fund, to the extent required by the 1940 Act.

The Fund pays all expenses attributable to its operations not expressly assumed by the Adviser, including, without limitation, organizational and offering expenses; investment expenses; filing fees and expenses relating to the registration and qualification of the Fund and its Shares; taxes and governmental fees; costs of insurance or fidelity bonds; costs, expenses or losses arising out of liability of or claim for damages or other relief asserted against the Fund for any violation of law; legal, accounting and auditing expenses; charges of custodians and other agents; printing fees and expenses; costs of preparing and distributing shareholder reports and materials; other reporting and compliance costs, including registration and listing fees; extraordinary expenses; cost of calculating individual asset values and NAV of the Fund; out-of-pocket expenses of the Adviser or its investment personnel relating to due diligence on prospective investments and enforcement of the Fund’s rights; fees and expenses of dividend and transfer agents; administration fees; debt service and other costs of Borrowings or financing arrangements; placement fees; independent audit fees and expenses; costs of specialty or custom software for monitoring, risk, compliance and investments.

The Management Agreement provides that neither the Adviser nor its members, officers, directors or employees shall be subject to any liability for, or any damages, expenses or losses incurred in connection with, any act or omission or mistake in judgment connected with or arising out of any services rendered under the Management Agreement, except by reason of willful misfeasance, bad faith or gross negligence in performance of the Adviser’s duties, or by reason of reckless disregard of the Adviser’s obligations and duties under the Management Agreement.

The Adviser has contractually agreed to waive its fees and/or reimburse expenses to the extent necessary to ensure that total annual fund operating expenses (excluding distribution and service fees and expenses, interest and borrowing costs, taxes, dividends, investment-related expenses (such as fees and expenses of outside legal counsel or third party consultants, due diligence-related expenses, and other costs, expenses, and liabilities with respect to

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consummated and unconsummated investments), extraordinary expenses, “Acquired Fund Fees and Expenses”, and brokerage commissions) do not exceed an annual rate of 0.75% (the “Expense Limitation”). The Expense Limitation will remain in effect until August 31, 2027, unless the Board of Trustees approves its earlier termination. The Adviser is entitled to recover, subject to approval by the Board of Trustees, any fees waived and/or expenses reimbursed by the Adviser with respect to the Fund for a three-year period following the date of such fee waiver and/or expense reimbursement, to the extent the Fund’s total annual operating expenses do not exceed the limits described above or any lesser limits in effect at the time of the reimbursement.

Administrative Services Fees

Pursuant to an Administration and Accounting Services Agreement dated June 9, 2023, The Bank of New York Mellon performs certain administrative services for the Fund including, among other things, assisting in the preparation of the annual post-effective amendments to the Fund’s registration statement, assisting in obtaining the fidelity bond and trustees’ and officers’/errors and omissions insurance policies, preparing notices, agendas, and resolutions for quarterly Board of Trustees meetings, maintaining the Fund’s corporate calendar, maintaining Fund contract files and providing executive and administrative services to support the Independent Trustees. The Bank of New York Mellon also performs certain administrative and accounting services for the Fund such as preparing shareholder reports, providing statistical and research data, assisting the Adviser in compliance monitoring activities, and preparing and filing federal and state tax returns on behalf of the Fund. In addition, The Bank of New York Mellon prepares and files certain reports with the appropriate regulatory agencies and prepares certain materials required by the SEC or any state securities commission having jurisdiction over the Fund. The accounting services performed by The Bank of New York Mellon include determining the NAV per share of the Fund and maintaining records relating to the securities transactions of the Fund. For the years ended April 30, 2025 and April 30, 2026, the Fund paid The Bank of New York Mellon $64,190 and $63,940, respectively in gross administration and accounting services fees.

Organizational and Offering Expenses

Organizational costs consist of the costs of forming the Fund, drafting of governing documents, administration, custody and transfer agency agreements, legal services in connection with the initial meeting of Board and the Fund’s seed audit costs. Offering costs consist of the costs of preparation, review and filing with the SEC the Fund’s registration statement, the costs of preparation, review and filing of any associated marketing or similar materials, the costs associated with the printing, mailing or other distribution of the Prospectus, SAI and/or marketing materials, and the amounts of associated filing fees and legal fees associated with the offering. The aggregate amount of the organizational costs and offering costs as of April 30, 2024 were $258,685 and $254,491, respectively as of April 30, 2025 were $0 and $86,251, respectively and as of April 30, 2026 were $0 and $0, respectively.

The Adviser has agreed to advance the Fund’s organizational costs and offering costs already incurred and any additional costs incurred prior to the commencement of operations of the Fund. Organizational costs are expensed as incurred and are subject to recoupment by the Adviser in accordance with the Expense Limitation. Offering costs, which are also subject to the Expense Limitation, are accounted for as a deferred charge until Shares are offered to the public and will thereafter be amortized to expense over twelve months on a straight-line basis.

Distributor

Foreside Funds Distributors LLC (the “Distributor”), a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Group), located at 190 Middle Street, Suite 301, Portland, ME 04101, serves as the principal underwriter for the Fund. The Distributor is a broker-dealer registered with the SEC and is a member of FINRA. Under the Fund’s Distribution Agreement, the Distributor is obligated to use its best efforts to distribute shares of the Fund.

The Distribution Agreement will remain in full force and effect, unless sooner terminated by the Fund, for an initial two-year period and shall continue thereafter on an annual basis, provided that each such continuance is specifically approved: (i) by the vote of a majority of the Independent Trustees; and (ii) by the vote of a majority of the entire Board cast in person at a meeting called for that purpose.

The Fund offers one class of shares, Institutional Class Shares. Only certain investors are eligible to purchase Institutional Class Shares. Institutional Class Shares are sold at their offering price, which is NAV per share. The minimum initial investment for Institutional Class Shares is $100,000 per account. The Fund reserves the right to

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waive the minimum initial investment requirement for any investor. There is no minimum subsequent investment amount for Institutional Class Shares. Shares also may be offered through certain financial firms that charge their customers transaction or other fees with respect to the customer’s investment in the Fund. Financial firms may provide or arrange for the provision of some or all of the shareholder servicing, account maintenance and other services required by specified benefit plan accounts and their participants, for which fees or expenses may be charged in addition to those described in the prospectus and SAI.

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MANAGEMENT OF THE FUND

The Board of Trustees of the Fund supervises the management, activities and affairs of the Fund and has approved contracts with various organizations to provide, among other services, the day-to-day management required by the Fund and its shareholders.

Board Leadership Structure

The basic responsibilities of the Trustees are to monitor the Fund’s financial operations and performance, oversee the activities and legal compliance of the Adviser and other major service providers, keep themselves informed, and exercise their business judgment in making decisions important to the Fund’s proper functioning based on what the Trustees reasonably believe to be in the best interests of the shareholders. The Board of Trustees is comprised of five individuals, each of whom is an Independent Trustee. The Board of Trustees meets multiple times during the year (but at least quarterly) to review the investment performance of the Fund and other operational matters, including policies and procedures with respect to compliance with regulatory and other requirements.

The Board of Trustees has appointed an Independent Trustee to serve in the role of Chairman. The Chairman’s primary role is to participate in the preparation of the agenda for meetings of the Board of Trustees and the identification of information to be presented to the Board of Trustees with respect to matters to be acted upon by the Board of Trustees. The Chairman also presides at all meetings of the Board of Trustees and acts as a liaison with service providers, officers, attorneys, and other Trustees generally between meetings. The Chairman may perform such other functions as may be requested by the Board of Trustees from time to time. Except for any duties specified herein or pursuant to the Fund’s Declaration of Trust or By-Laws, the designation of Chairman does not impose on such Independent Trustee any duties, obligations or liability that is greater than the duties, obligations or liability imposed on such person as a member of the Board of Trustees, generally.

Each Trustee was appointed to serve on the Board of Trustees because of his or her experience, qualifications, attributes and/or skills as set forth in the subsection “Qualifications of Trustees,” below. Based on a review of the Board of Trustees and its function, the Trustees have determined that the leadership structure of the Board of Trustees is appropriate and that the Board of Trustees’ role in the risk oversight of the Fund, as discussed below, allows the Board of Trustees to effectively administer its oversight function.

The Board of Trustees has an Audit Committee and a Nominating and Governance Committee. The responsibilities of each committee and its members are described below in the subsection “Committees”.

Trustees and Officers

The following tables present certain information regarding the Board of Trustees and officers of the Fund. None of the Trustees are an “interested person” of the Fund, the Adviser, another investment adviser of a series of the Fund, or the Distributor, within the meaning of the 1940 Act and each Trustee is referred to as an “Independent Trustee” and is listed under such heading below. Employees of certain service providers to the Fund serve as officers of the Fund; such persons are not compensated by the Fund. The address of each Trustee and officer as it relates to the Fund’s business is 103 Bellevue Parkway, 2nd Floor, Wilmington, DE 19809. Each Trustee and officer serves for an indefinite term (i.e., until his or her death, resignation, retirement, or removal).

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Name (Year of Birth)	Position Held (Length of Time Served)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held During Past 5 Years
Independent Trustees

Robert J. Christian (Born 02/1949)	Trustee (since inception)	Retired since February 2006; Executive Vice President of Wilmington Trust Company from February 1996 to February 2006; President of Rodney Square Management Corporation (“RSMC”) (investment advisory firm) from 1996 to 2005; Vice President of RSMC from 2005 to 2006.	29	FundVantage Trust (registered investment company with 28 portfolios); Optimum Fund Trust (registered investment company with 6 portfolios); Third Avenue Trust (registered investment company with 4 portfolios); Third Avenue Variable Series Trust (registered investment company with 1 portfolio).

Iqbal Mansur (Born 06/1955)	Trustee (since inception)	Retired since September 2020; Professor of Finance, Widener University from 1998 to August 2020; Member of the Investment Committee of ChristianaCare Health System from January 2022 to present.	29	FundVantage Trust (registered investment company with 28 portfolios); Third Avenue Trust (registered investment company with 4 portfolios); Third Avenue Variable Series Trust (registered investment company with 1 portfolio).

Nicholas M. Marsini, Jr. (Born 08/1955)	Trustee, Chairman (since inception)	Retired since March 2016. President of PNC Bank Delaware from June 2011 to March 2016; Executive Vice President of Finance of BNY Mellon from July 2010 to January 2011; Executive Vice President and Chief Financial Officer of PNC Global Investment Servicing from September 1997 to July 2010.	29	FundVantage Trust (registered investment company with 28 portfolios); Brinker Capital Destinations Trust (registered investment company with 10 portfolios). Third Avenue Trust (registered investment company with 4 portfolios); Third Avenue Variable Series Trust (registered investment company with 1 portfolio).

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Name (Year of Birth)	Position Held (Length of Time Served)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held During Past 5 Years
Nancy B. Wolcott (Born 11/1954)	Trustee (since inception)	Retired since May 2014; EVP, Head of GFI Client Service Delivery, BNY Mellon from January 2012 to May 2014; EVP, Head of US Funds Services, BNY Mellon from July 2010 to January 2012; President of PNC Global Investment Servicing from 2008 to July 2010; Chief Operating Officer of PNC Global Investment Servicing from 2007 to 2008; Executive Vice President of PFPC Worldwide Inc. from 2006 to 2007.	29	FundVantage Trust (registered investment company with 28 portfolios); Lincoln Variable Insurance Products Trust (registered investment company with 110 portfolios). Third Avenue Trust (registered investment company with 4 portfolios); Third Avenue Variable Series Trust (registered investment company with 1 portfolio).

Stephen M. Wynne (Born 01/1955)	Trustee (since inception)	Retired since December 2010; Chief Executive Officer of US Funds Services, BNY Mellon Asset Servicing from July 2010 to December 2010; Chief Executive Officer of PNC Global Investment Servicing from March 2008 to July 2010; President, PNC Global Investment Servicing from 2003 to 2008.	29	FundVantage Trust (registered investment company with 28 portfolios); Copeland Trust (registered investment company with 2 portfolios). Third Avenue Trust (registered investment company with 4 portfolios); Third Avenue Variable Series Trust (registered investment company with 1 portfolio).

Officers

Name (Year of Birth)	Position Held with the Fund	Year Elected	Principal Occupation(s) During Past 5 Years
Joel L. Weiss (Born 01/1963)	President and Chief Executive Officer	Since inception	Senior Vice President of Board Management of Tidal ETF Services LLC since August 2025; President of JW Fund Management LLC from June 2016 to July 2025; Vice President and Managing Director of BNY Mellon Investment Servicing (US) Inc. and predecessor firms from 1993 to June 2016.

Christine S. Catanzaro (Born 08/1984)	Treasurer and Chief Financial Officer	Since inception	Vice President of Board Management of Tidal ETF Services LLC since August 2025; Consultant from October 2020 to July 2025; Senior Manager, Ernst & Young LLP from March 2013 to October 2020.

T. Richard Keyes (Born 01/1957)	Vice President	Since inception	President of TRK Fund Consulting LLC since July 2016; Head of Tax — U.S. Fund Services of BNY Mellon Investment Servicing (US) Inc. and predecessor firms from February 2006 to July 2016.

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Name (Year of Birth)	Position Held with the Fund	Year Elected	Principal Occupation(s) During Past 5 Years
Gabriella Mercincavage (Born 06/1968)	Assistant Treasurer	Since inception	Fund Administration Consultant since January 2019; Fund Accounting and Tax Compliance Accountant to financial services companies from November 2003 to July 2018.

Vincenzo A. Scarduzio (Born 04/1972)	Secretary	Since inception	Director and Vice President Regulatory Administration of The Bank of New York Mellon and predecessor firms since 2001.

John Canning (Born 11/1970)	Chief Compliance Officer and AML Officer	Since inception	Director of Chenery Compliance Group, LLC from March 2021 to present; Senior Consultant of Foreside Financial Group from August 2020 to March 2021; Chief Compliance Officer & Chief Operating Officer of Schneider Capital Management LP from May 2019 to July 2020; Chief Operating Officer and Chief Compliance Officer of Context Capital Partners, LP from March 2016 to March 2018 and February 2019, respectively.

Qualifications of Trustees

The following is a brief discussion of the experience, qualifications, attributes and/or skills that led to the Board of Trustees’ conclusion that each individual identified below is qualified to serve as a Trustee of the Fund.

The Board of Trustees believes that the Trustees’ ability to review critically, evaluate, question and discuss information provided to them, to interact effectively with the Adviser, other service providers, counsel and independent auditors, and to exercise effective business judgment in the performance of their duties, support the conclusion that each Trustee is qualified to serve as a Trustee of the Fund. In addition, the following specific experience, qualifications, attributes and/or skills apply as to each Trustee: Mr. Marsini is the former President of PNC Bank Delaware, former Executive Vice President of Finance of BNY Mellon, former Chief Financial Officer of PNC Global Investment Servicing and currently serves as a Trustee to other mutual fund complexes; Mr. Wynne is the former Chief Executive Officer of US Funds Services, BNY Mellon Asset Servicing, former Chief Executive Officer of PNC Global Investment Servicing and currently serves as a Trustee to other mutual fund complexes; Ms. Wolcott is the former Executive Vice President of US Fund Services, BNY Mellon Asset Servicing, former President of PNC Global Investment Servicing and currently serves as a Trustee of other mutual fund complexes; Mr. Christian served as the Executive Vice President of Wilmington Trust and currently serves as a Trustee to other mutual fund complexes; and Mr. Mansur is a Professor Emeritus at Widener University. He previously served as a Professor of Finance, School of Business Administration, at Widener University and currently serves as a Trustee to other mutual fund complexes.

In its periodic self-assessment of the effectiveness of the Board of Trustees, the Board of Trustees considers the complementary individual skills and experience of the individual Trustees primarily in the broader context of the Board of Trustees’ overall composition so that the Board of Trustees, as a body, possesses the appropriate (and appropriately diverse) skills and experience to oversee the business of the Fund. The summaries set forth above as to the experience, qualifications, attributes and/or skills of the Trustees do not constitute holding out the Board of Trustees or any Trustee as having any special expertise or experience, and do not impose any greater responsibility or liability on any such person or on the Board of Trustees as a whole than would otherwise be the case.

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Committees

The standing committees of the Board are the Audit Committee and the Nominating and Governance Committee. The table below provides information about each committee’s composition, functions, and responsibilities.

Committee	Committee Members	Description
Audit Committee	Robert J. Christian, Iqbal Mansur, Nicholas M. Marsini, Jr., Nancy B. Wolcott, Stephen M. Wynne	The Audit Committee is comprised solely of Independent Trustees. Mr. Wynne serves as the chairman of the Audit Committee. The Board of Trustees has adopted a written charter (the “Audit Committee Charter”) for the Audit Committee. Pursuant to the Audit Committee Charter, the Audit Committee has the responsibility, among others, to (1) select the Fund’s independent registered public accountants; (2) review and approve the scope of the independent registered public accountants’ audit activity; (3) oversee the audit process of the financial statements which are the subject of the independent registered public accountants’ certifications; and (4) review with such independent registered public accountants the adequacy of the Fund’s basic accounting system and the effectiveness of the Fund’s internal accounting controls. The Audit Committee meets at least two times per year. The Audit Committee met two times during the Fund’s fiscal year ended April 30, 2026.

Nominating and Governance Committee	Robert J. Christian, Iqbal Mansur, Nicholas M. Marsini, Jr., Nancy B. Wolcott, Stephen M. Wynne	The Nominating and Governance Committee is comprised solely of Independent Trustees. Mr. Mansur serves as the chairman of the Nominating and Governance Committee. The Board of Trustees has adopted a written charter for the Nominating and Governance Committee. The Nominating and Governance Committee is responsible for formulating a statement of corporate governance; assessing the size, structure and composition of the Board of Trustees; determining trustee qualification guidelines as well as compensation, insurance and indemnification of Trustees; identifying Trustee candidates; oversight of Board of Trustees self-evaluations; reviewing certain regulatory and corporate matters of the Fund; and identifying, from time to time, qualified candidates to serve as the CCO for the Fund. The Nominating and Governance Committee meets at least once a year. The Nominating and Governance Committee met two times during the Fund’s fiscal year ended April 30, 2026. The Nominating and Governance Committee identifies potential nominees in accordance with its Statement of Policy on Qualifications for Board of Trustees Membership. The Nominating and Governance Committee will consider nominee candidates recommended by shareholders. Shareholders who wish to recommend individuals for consideration by the Nominating and Governance Committee as nominee candidates may do so by submitting a written recommendation to the Secretary of the Fund at: 103 Bellevue Parkway, 2nd Floor, Wilmington, DE 19809. Submissions must include sufficient biographical information concerning the recommended individual, including age, at least ten years of employment history with employer names and a description of the employer’s business, and a list of board memberships (if any). The submission must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Trustees and to serve if elected. Recommendations must be received in a sufficient time, as determined by the Nominating and Governance Committee in its sole discretion, prior to the date proposed for the consideration of nominee candidates by the Board of Trustees.

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Board Oversight of Risk Management

Through its direct oversight of officers and service providers (and indirectly through its Committees), the Board of Trustees performs risk oversight function for the Fund consisting, among other things, of the following activities: (1) at regular and special Board of Trustees meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to the performance and operations of the Fund; (2) reviewing and approving, as applicable, the compliance policies and procedures of the Fund; (3) meeting with the portfolio management team to review investment strategies, techniques and the processes used to manage related risks; (4) meeting with representatives of key service providers, including the investment advisers, administrator, the distributor, the transfer agent, the custodian and the independent registered public accounting firm of the Fund, to review and discuss the activities of the Fund and to provide direction with respect thereto; and (5) engaging the services of the Chief Compliance Officer of the Fund to test the compliance procedures of the Fund and its service providers.

Codes of Ethics

In accordance with Rule 17j-1 of the 1940 Act, each of the Fund and the Adviser has adopted a code of ethics (each, a “CoE” and together, the “CoEs”).

The CoEs are intended to prohibit or restrict transactions that may be deemed to create a conflict of interest among the Adviser, the Distributor or the Fund. Each CoE identifies the specific employees, officers or other persons who are subject thereto and all are required to abide by the provisions thereunder. Persons covered under the CoEs may engage in personal trading for their own accounts, including securities that may also be purchased or held or traded by the Fund under certain circumstances.

Under the CoE adopted by the Fund, personal trading is subject to specific restrictions, limitations, guidelines and other conditions. Under the CoE adopted by the Adviser, personal trading is subject to pre-clearance and other conditions set forth in its CoE.

On an annual basis, or whenever deemed necessary, the Board of Trustees reviews reports regarding all of the Codes including information about any material violations of the CoEs. The CoEs are on public file as exhibits to the Fund’s registration statement with the SEC.

Compensation

The following table sets forth the compensation accrued by the Fund for the Independent Trustees and the total compensation paid by all funds in the fund complex to the Independent Trustees, including amounts payable but deferred at the option of each Independent Trustee. The Fund currently does not offer any pension, profit-sharing or retirement plan to Trustees.

Independent Trustees	For the Fiscal Year Ended April 30, 2026 Aggregate Compensation Paid by the Fund	For the Fiscal Year Ended April 30, 2026 Total Compensation Paid by the Fund Complex
Robert J. Christian	$5,015	$126,854
Iqbal Mansur	$6,060	$142,799
Nicholas M. Marsini, Jr.	$7,500	$154,083
Nancy B. Wolcott	$5,000	$125,824
Stephen M. Wynne	$7,000	$148,631

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Fund Ownership

The following table sets forth the equity securities in the Fund and in all registered investment companies overseen by the Trustees within the family of investment companies that the Trustees beneficially owned as of December 31, 2025.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee within the Family of Investment Companies
Robert J. Christian	None	Over $100,000
Iqbal Mansur	None	Over $100,000
Nicholas M. Marsini, Jr.	None	None
Nancy B. Wolcott	None	None
Stephen M. Wynne	None	Over $100,000

Other Accounts Managed

The table below includes details regarding the number of other registered investment companies, other pooled investment vehicles and other accounts managed by the portfolio managers, total assets under management for each type of account and total assets in each type of account with performance-based advisory fees as of April 30, 2026.

Type of Accounts	Total Number of Accounts Managed	Total Assets (millions)	Number of Accounts Managed subject to a Performance Based Advisory Fee	Total Assets Managed subject to a Performance Based Advisory Fee (millions)
Benjamin Santonelli
Other Registered Investment Companies(1):	6	$856.91	0	$0
Other Pooled Investment Vehicles(2):	1	$144.34	0	$0
Other Accounts(3):	17	$3,704.42	5	$1,238.88

John Sherman
Other Registered Investment Companies(1):	6	$856.91	0	$0
Other Pooled Investment Vehicles(2):	1	$144.34	0	$0
Other Accounts(3):	17	$3,704.42	5	$1,238.88

(1)	Represents the Adviser’s mutual fund and ETF portfolios (either advised or sub-advised) that are registered with the SEC. Two legacy sub-advised mutual fund portfolios that remain in wind-down as of April 30, 2026 and with de minimis assets under management have been excluded.
(2)	Represents the Adviser’s proprietary commingled vehicles (excluding any funds managed by the Adviser on behalf of a single investor or affiliated group of investors).
(3)	Represents the Adviser’s separately managed portfolios that are not advised or sub-advised for registered investment companies (as well as funds managed by the Adviser on behalf of a single investor or an affiliated group of investors). Legacy accounts presently in wind-down have been excluded.

Holdings of Portfolio Managers

The following table indicate the dollar range of securities beneficially owned by each portfolio manager of the Fund as of April 30, 2026:

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund
Benjamin Santonelli	$100,001-$500,000
John Sherman	$100,001-$500,000

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Conflicts of Interest

The Adviser and its affiliates currently, and may in the future, advise other funds and clients with investment objectives that are the same as or similar to those of the Fund or which may invest in the same securities as the Fund or related securities and may compete with the Fund for the same investment opportunities, which may be limited. Through the course of advising and investing for these other clients, it is possible for conflicts of interest to arise that may adversely impact the Fund. The Adviser may, from time to time, be presented with investment opportunities that fall within the Fund’s investment objectives and the investment objectives of one or more similar clients. While the Adviser will seek to manage such potential conflicts of interest in good faith, there may be situations in which the interests of the Fund with respect to a particular investment or other matter conflict with the interests of one or more similar clients, the Adviser or one or more of their respective affiliates.

In certain instances from time to time, the Fund may own one class of securities of an issuer and the Adviser’s other clients own a different class of securities of the same issuer where it is anticipated that the Fund and/or other client will be active participants in a likely financial restructuring. In such instances, the Adviser would endeavor to mitigate any potential or actual conflicts of interest by treating each of its clients in as fair and equitable a manner as possible in light of the particular facts and circumstances. The actions taken by the Adviser on behalf of the Fund are expected to vary based on the particular facts and circumstances surrounding each investment by the Fund and one or more other clients in different classes, series or tranches of an issuer’s capital structure, and, as such, shareholders should expect some degree of variation, and potential inconsistency, in the manner in which potential or actual conflicts are addressed.

With respect to the allocation of investments for the Fund and other clients, the Adviser shall act in accordance with its initial order and allocation guidelines. The Adviser is aware of its obligation to ensure that when orders for the same securities are entered on behalf of the Fund and other accounts, the Fund receives fair and equitable allocation of these orders, particularly where affiliated accounts may participate. The Adviser attempts to mitigate potential conflicts of interest by adopting policies and procedures regarding trade execution, brokerage allocation and order aggregation which provide a methodology for ensuring fair treatment for all clients in situations where orders cannot be completely filled or filled at different prices.

The 1940 Act imposes significant limits on co-investments with affiliates of the Fund. The Adviser and the Fund have received an exemptive order from the SEC that expands the Fund’s ability to co-invest alongside its affiliates in privately negotiated portfolio investments. However, the SEC exemptive order contains certain conditions that may limit or restrict the Fund’s ability to participate in a portfolio investment, including, without limitation, in the event that the available capacity with respect to a portfolio investment is less than the aggregate recommended allocations to the Fund and the other accounts managed by the Adviser. In such cases, the Fund may participate in such investment to a lesser extent or, under certain circumstances, may not participate in such investment.

Compensation of Portfolio Managers

The Adviser compensates the Fund’s portfolio managers for management of the Fund. Each portfolio manager’s compensation consists of (i) a base salary, (ii) a year-end bonus, and (iii) awards of equity-like (“phantom”) interests in the Adviser, entitling each portfolio manager to an additional distribution based on the revenue and/or profits of the Adviser and/or its parent company. The Adviser’s compensation strategy is to provide each portfolio manager with a reasonable base salary commensurate with their responsibility together with a performance bonus award. Total compensation of the Fund’s portfolio managers is not directly related to the Fund’s performance.

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PORTFOLIO TRANSACTIONS

Subject to policies established by the Board of Trustees, the Adviser is primarily responsible for the execution of the Fund’s portfolio transactions and the allocation of brokerage. The Adviser has no obligation to deal with any dealer or group of dealers in the execution of transactions in portfolio securities of the Fund. The Fund invests in securities traded in the over-the-counter markets, and the Adviser often deals directly with the dealers who make a market in the securities involved except in those circumstances where better prices and execution are available elsewhere. It is the objective of the Adviser to seek to obtain the best results in conducting portfolio transactions for the Fund, taking into account such factors as price (including the applicable dealer-spread or commission), the size, type and difficulty of the transaction involved, the firm’s general execution and operations facilities and the firm’s risk in positioning the securities involved. The cost of portfolio securities transactions of the Fund primarily consists of dealer or underwriter spreads and brokerage commissions.

While reasonable competitive spreads or commissions are sought, the Fund will not necessarily be paying the lowest spread or commission available. Subject to obtaining the best net results, dealers who provide supplemental investment research (such as quantitative and modeling information assessments and statistical data and provide other similar services) to the Adviser may receive orders for transactions by the Fund. Information so received will be in addition to and not in lieu of the services required to be performed by the Adviser under the Investment Advisory Agreement and the expense of the Adviser will not necessarily be reduced as a result of the receipt of such supplemental information. Supplemental investment research obtained from such dealers may be used by the Adviser in servicing all of its accounts and such research may or may not be useful to the Adviser in connection with the Fund. In all cases, the Adviser understands its on-going obligation to seek “best execution” of its clients’ transactions. The Adviser considers the range of services provided by brokers in selecting those with whom to place trades including, but not limited to, commission rate, execution capability, responsiveness, and financial responsibility. In general, the Adviser receives a limited amount of research and/or brokerage services paid for by brokers. Polen Capital, the parent company of the Adviser, maintains a Best Execution Committee, which comprises representatives from the trading, operations, portfolio management, investment research and compliance teams (including certain representatives of the Adviser). The Best Execution Committee meets quarterly and is responsible for overseeing the Adviser’s trading activities in accordance with the Adviser’s Best Execution Policies and Procedures. The Best Execution Committee evaluates brokerage relationships on at least an annual basis. Under the 1940 Act, except as permitted by exemptive order or rule, persons affiliated with the Fund are prohibited from dealing with the Fund as principal in the purchase and sale of securities. However, affiliated persons of the Fund may serve as its brokers in certain over-the-counter transactions conducted on an agency basis.

Securities held by the Fund may also be held by, or be appropriate investments for, other funds or investment advisory clients for which the Adviser or its affiliates act as an adviser. Because of different investment objectives or other factors, a particular security may be bought for an advisory client when other clients are selling the same security. If purchases or sales of securities by the Adviser for the Fund or other funds for which it acts as investment adviser or for other advisory clients arise for consideration at or about the same time, transactions in such securities may be made, insofar as are feasible, for the respective funds and clients in a manner deemed by the Adviser to be on a fair and equitable basis. Transactions effected by the Adviser (or its affiliates) on behalf of more than one of its clients during the same period may increase the demand for securities being purchased or the supply of securities being sold, causing an adverse effect on price.

Neither the Fund nor the Adviser has an agreement, understanding or any other arrangement with a broker-dealer to direct the Fund’s brokerage transactions to a broker-dealer because of the research services such broker provides to the Fund or the Adviser. While the Adviser does not have arrangements with any broker-dealers to direct such brokerage transactions to them because of research services provided, the Adviser may receive research services from such broker-dealers. The Fund may at times invest in securities of its regular broker-dealers or a parent of its regular broker-dealers.

For the period from August 28, 2023 (commencement of operations) to April 30, 2024, for the years ended April 30, 2025 and April 30, 2026, the Fund paid $24,892.63, $60,319.55 and $58,749.29 in brokerage commissions, respectively. With respect to trades in high yield fixed income securities (which accounted for substantially all trades with a commission for the aforementioned periods), commissions are built into the bid-ask spread, with the current industry standard high yield commission being a quarter of a point (0.25%). Accordingly, such amount has been used to estimate the commissions incurred with respect to all high yield trading by the Fund.

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TAX MATTERS

The following discussion of U.S. federal income tax consequences of investment in Shares of the Fund is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, and other applicable authority, as of the date of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important U.S. federal income tax considerations generally applicable to investments in Shares of the Fund. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to an investment in Shares of the Fund. There may be other tax considerations applicable to particular shareholders. For example, except as otherwise specifically noted herein, the Fund has not described tax consequences that the Fund has assumed to be generally known by investors or certain tax considerations that may be relevant to certain types of holders subject to special treatment under the U.S. federal income tax laws, including shareholders subject to the U.S. federal alternative minimum tax, insurance companies, tax-exempt organizations (except as described below), private foundations, private college and university endowments, charitable remainder trusts, certain former citizens or residents of the United States, pension plans and trusts, regulated investment companies, real estate investment trusts, dealers in securities, shareholders holding Shares through tax-advantaged accounts (such as 401(k) plans or individual retirement accounts), financial institutions, shareholders holding Shares as part of a hedge, straddle, or conversion transaction, shareholders that are treated as partnerships for U.S. federal income tax purposes, U.S. shareholders (as defined below) whose functional currency is not the U.S. dollar, entities that are not organized under the laws of the United States or a political subdivision thereof, and persons who are neither citizens nor residents of the United States (except as described below). This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. This summary assumes that investors hold Shares as capital assets (within the meaning of the Code). Shareholders should consult their own tax advisors regarding their particular situation and the possible application of federal, state, local, non-U.S. or other tax laws, and any proposed tax law changes.

A “U.S. shareholder” is a beneficial owner of Shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes; or

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. shareholder” is a beneficial owner of Shares that is not a U.S. shareholder or an entity that is treated as a partnership for U.S. federal income tax purposes.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Any partner of a partnership holding Shares is urged to consult its tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition (including by reason of a repurchase) of the Shares, as well as the effect of state, local and foreign tax laws, and the effect of any possible changes in tax laws.

An investment in our Shares is complex, and certain aspects of the U.S. tax treatment of such investment are not certain. Tax matters are very complicated and the tax consequences to a shareholder of an investment in our Shares will depend on the facts of such shareholder’s particular situation. Shareholders are strongly encouraged to consult their own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our Shares, as well as the effect of state, local and foreign tax laws and the effect of any possible changes in tax laws.

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Taxation of the Fund; Qualification as a Regulated Investment Company

The Fund has elected to be treated and intends to continue to qualify as a regulated investment company (“RIC”) under Subchapter M of the Code. As a RIC, the Fund generally will not be required to pay corporate-level federal income taxes on its net investment income or capital gains that it timely distributes (or is deemed to distribute, except with respect to certain retained capital gains as discussed below) to its Shareholders as dividends. Instead, dividends that the Fund distributes (or is deemed to timely distribute) generally will be taxable to Shareholders, and any net operating losses, foreign tax credits and most other tax attributes generally will not pass through to Shareholders. The Fund will be subject to U.S. federal corporate-level income tax on any undistributed income and/or gains. The Fund’s qualification and taxation as a RIC depends upon the Fund’s ability to satisfy on a continuing basis, through actual, annual operating results, distribution, income and asset, and other requirements imposed under the Code. However, no assurance can be given that the Fund will be able to meet the complex and varied tests required to qualify as a RIC or to avoid corporate level tax. In addition, because the relevant laws may change, compliance with one or more of the RIC requirements may be impossible or impracticable.

In order to qualify for the special tax treatment accorded to regulated investment companies and their shareholders, the Fund must, among other things: (a) elect to be treated and qualify as a registered management investment company under the 1940 Act at all times during each taxable year, (b) derive at least 90% of its gross income for each taxable year from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies and (ii) net income derived from interests in “qualified publicly traded partnerships” (as defined below) (collectively, the “90% Income Test”); (c) diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of the Fund’s total assets consists of cash and cash items (including receivables), U.S. government securities, securities of other regulated investment companies, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest (as described below), (x) in the securities (other than those of the U.S. government or other regulated investment companies) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (y) in the securities of one or more qualified publicly traded partnerships (as defined below) (collectively, the “Diversification Tests”); and (d) distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and any net tax-exempt interest income for such year (the “Annual Distribution Requirement”).

An entity that is properly classified as a partnership, rather than an association or publicly traded partnership taxable as a corporation, is not itself subject to U.S. federal income tax. Instead, each partner of the partnership must take into account its distributive share of the partnership’s income, gains, losses, deductions and credits (including all such items allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year, without regard to whether such partner has received or will receive corresponding cash distributions from the partnership. In general, for purposes of the 90% Income Test and Diversification Tests, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the RIC. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (a partnership (x) the interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (y) that derives less than 90% of its income from the qualifying income described in paragraph (b)(i) above) will be treated as qualifying income. In general, such entities will be treated as partnerships for U.S. federal income tax purposes because they meet the passive income requirement under Code section 7704(c)(2). In addition, although in general the passive loss rules of the Code do not apply to regulated investment companies, such rules do apply to a RIC with respect to items attributable to an interest in a qualified publicly traded partnership.

For purposes of the Diversification Tests, the Fund’s proper proportion of any investment in the securities of that issuer that are held by a member of the Fund’s “controlled group” must be aggregated with the Fund’s investment in that issuer. A controlled group is one or more chains of corporations connected through stock ownership with the Fund if (a) at least 20% of the total combined voting power of all classes of voting stock of each of the corporations is owned

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directly by one or more of the other corporations, and (b) the Fund directly owns at least 20% or more of the combined voting stock of at least one of the other corporations. Also, for purposes of the Diversification Tests, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the Internal Revenue Service (“IRS”) with respect to issuer identification for a particular type of investment may adversely affect the Fund’s ability to meet the Diversification Tests.

The Fund will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless the Fund distributes in a timely manner an amount at least equal to the sum of (1) 98% of its ordinary income for each calendar year, (2) 98.2% of its capital gain net income for each one-year period ending on October 31 of such year (or November 30 or December 31 of that year if the Fund is permitted to elect and so elects), and (3) any income realized, but not distributed, in preceding years (to the extent that U.S. federal income tax was not imposed on such amounts) less certain over-distributions in the prior year (collectively, the “Excise Tax Requirement”). For purposes of the Excise Tax Requirement, a RIC’s ordinary gains and losses from the sale, exchange, or other taxable disposition of property that would otherwise be taken into account after October 31 (or November 30 of that year if the RIC makes the election described above) generally are treated as arising on January 1 of the following calendar year; in the case of a RIC with a December 31 year end that makes the election described above, no such gains or losses will be so treated. Also, for these purposes, the Fund will be treated as having distributed any amount on which it is subject to corporate income tax for the taxable year ending within the calendar year. The Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax, although there can be no assurance that it will be able to or will do so. In order to meet the Excise Tax Requirement for a particular year, the Fund will need to receive certain information from its underlying investments, which it may not timely receive, in which case the Fund will need to estimate the amount of distributions it needs to make to meet the Excise Tax Requirement. If the Fund underestimates that amount, it will be subject to the excise tax. In addition, the Fund may choose to retain its net capital gains or any investment company taxable income, and pay the associated U.S. federal corporate income tax, including the U.S. federal excise tax, thereon. In either event described in the preceding two sentences, the Fund will only pay the excise tax on the amount by which the Fund does not meet the Excise Tax Requirement.

The Fund intends to distribute to its shareholders, at least annually, all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction), its net tax-exempt income (if any) and its net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards). Any taxable income including any net capital gain retained by the Fund will be subject to tax at the Fund level at regular corporate rates. In the case of net capital gain, the Fund is permitted to designate the retained amount as undistributed capital gain in a timely notice to its shareholders who would then, in turn, (i) be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly filed U.S. tax return to the extent the credit exceeds such liabilities. If the Fund makes this designation, for U.S. federal income tax purposes, the tax basis of Shares owned by a shareholder of the Fund will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. The Fund is not required to, and there can be no assurance that the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.

Although the Fund does not currently anticipate engaging in Borrowings, if the Fund employs leverage through borrowings in the future, the Fund may be prevented by loan covenants from declaring and paying dividends in certain circumstances. Even if the Fund is authorized to borrow funds and to sell assets in order to satisfy distribution requirements, under the 1940 Act, the Fund is generally not permitted to make distributions to its shareholders while its debt obligations and senior securities are outstanding unless certain “asset coverage” tests or other financial covenants are met. Limits on its payment of dividends may prevent the Fund from meeting the Annual Distribution Requirement, and may, therefore, jeopardize its qualification for taxation as a RIC, or subject the Fund to the 4% excise tax on undistributed income.

The Fund may be required to recognize taxable income for U.S. federal income tax purposes in circumstances in which the Fund does not receive a corresponding payment in cash. For example, if the Fund holds, directly or indirectly, corporate stock with respect to which Section 305 of the Code requires inclusion in income of amounts of deemed dividends even if no cash distribution is made, the Fund must include in its taxable income in each year the

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full amount of its applicable share of these deemed dividends. Additionally, if the Fund holds, directly or indirectly, debt obligations that are treated under applicable U.S. federal income tax rules as having original issue discount (such as debt instruments with “payment in kind” interest or, in certain cases, that have increasing interest rates or are issued with warrants), the Fund must include in its taxable income in each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether the Fund receives cash representing such income in the same taxable year. The Fund may also have to include in its taxable income other amounts that it has not yet received in cash but has been allocated to it as a result of its investments in entities treated as partnerships for U.S. federal income tax purposes. Because such amounts accrued will be included in our investment company taxable income for the year of accrual, the Fund may be required to make a distribution to our shareholders in order to satisfy the Annual Distribution Requirement and the Excise Tax Requirement, even though the Fund will not have received any corresponding cash amount. In order to enable us to make distributions to shareholders that will be sufficient to enable us to satisfy the Annual Distribution Requirement and the Excise Tax Requirement the Fund may need to liquidate or sell some of our assets at times or at prices that are not advantageous, raise additional equity or debt capital, take out loans, forego new investment opportunities or otherwise take actions that are disadvantageous to our business (or be unable to take actions that are advantageous to our business).

A portfolio company in which the Fund invests may face financial difficulty that requires it to work-out, modify or otherwise restructure our investment in the portfolio company. Any such restructuring could, depending on the specific terms of the restructuring, cause the Fund to recognize taxable income without a corresponding receipt of cash, which could affect its ability to satisfy the Annual Distribution Requirement or the Excise Tax Requirement, or result in unusable capital losses and future non-cash income. Any such reorganization could also result in the Fund receiving assets that give rise to non-qualifying income for purposes of the 90% Income Test.

A RIC is limited in its ability to deduct expenses in excess of its “investment company taxable income” (which is, generally, ordinary income plus the excess of net short-term capital gains over net long-term capital losses). If the Fund’s deductible expenses in a given year exceed investment company taxable income, the Fund would experience a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years, so these net operating losses generally will not pass through to shareholders. In addition, expenses can be used only to offset investment company taxable income and may not be used to offset net capital gain. Due to these limits on the deductibility of expenses, the Fund may, for U.S. federal income tax purposes, have aggregate taxable income for several years that it is required to distribute and that is taxable to its shareholders even if such income is greater than the aggregate net income it actually earned during those years. As a RIC, the Fund may not use any net capital losses (that is, realized capital losses in excess of realized capital gains) to offset its investment company taxable income, but may carry forward those losses, and use them to offset future capital gains, indefinitely. Further, the Fund’s deduction of net business interest expense is generally limited to 30% of its “adjusted taxable income” plus “floor plan financing interest expense.” It is not expected that any portion of any underwriting or similar fee will be deductible for U.S. federal income tax purposes to the Fund or the shareholders. Due to these limits on the deductibility of expenses, net capital losses and business interest expenses, the Fund may, for U.S. federal income tax purposes, have aggregate taxable income for several years that it is required to distribute and that is taxable to shareholders.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund may carry net capital losses from any taxable year forward to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable years. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Fund retains or distributes such gains. The Fund may carry net capital losses forward to one or more subsequent taxable years without expiration. The Fund must apply such carryforwards first against gains of the same character.

In determining its net capital gain, including in connection with determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion, if any, of the taxable year after October 31 or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to such portion of the taxable year) or late-year ordinary loss (generally, the sum of its (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion, if any, of the taxable year after October 31, and its (ii) other net ordinary loss attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.

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Failure to Qualify as a RIC

If the Fund fails to satisfy the 90% Income Test for any taxable year or the Diversification Tests for any quarter of the taxable year, the Fund may still continue to be taxed as a RIC for the relevant taxable year if the Fund is eligible for relief provisions if the failures are due to reasonable cause and not willful neglect and if a penalty tax is paid with respect to each failure to satisfy the applicable requirements. Additionally, relief is provided for certain de minimis failures of the diversification requirements where the Fund corrects the failure within a specified period. If the applicable relief provisions are not available or cannot be met, all of our income would be subject to corporate-level income tax as described below. The Fund cannot provide assurance that the Fund would qualify for any such relief should the Fund fail the 90% Income Test or the Diversification Tests.

If the Fund were to fail to meet the RIC requirements for more than two consecutive years and then seek to requalify as a RIC, the Fund would be required to pay corporate-level tax on the unrealized appreciation recognized during the succeeding five-year period unless the Fund make a special election to recognize gain to the extent of any unrealized appreciation in our assets at the time of requalification.

If, before the end of any quarter of the Fund’s taxable year, the Fund believes that it may fail the Diversification Tests, the Fund may seek to take certain actions to avert a failure. However, the action frequently taken by RICs to avert a failure, the disposition of non-diversified assets, may be difficult for the Fund to pursue because of the limited liquidity of its investments.

If the Fund is unable to qualify for treatment as a RIC, and relief is not available as discussed above, the Fund would be subject to tax on all of our taxable income at the regular corporate U.S. federal income tax rate (and the Fund also would be subject to any applicable state and local taxes). The Fund would not be able to deduct distributions to shareholders and would not be required to make distributions for U.S. federal income tax purposes. Distributions generally would be taxable to its shareholders as ordinary dividend income to the extent of its current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate U.S. shareholders would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder’s adjusted tax basis in its Shares, and any remaining distributions would be treated as capital gains.

The remainder of this discussion assumes that the Fund will continuously qualify as a RIC for each taxable year and will satisfy the Annual Distribution Requirement.

Taxation of U.S. Shareholders

The following summary generally describes certain material U.S. federal income tax consequences of an investment in the Fund’s Shares beneficially owned by U.S. shareholders. If you are not a U.S. shareholder this section does not apply to you. Whether an investment in the Fund’s Shares is appropriate for a U.S. shareholder will depend upon that person’s particular circumstances. An investment in the Fund’s Shares by a U.S. shareholder may have adverse tax consequences. U.S. shareholders are urged to consult tax advisors about the U.S. tax consequences of investing in the Shares.

Fund Distributions

The Fund intends to declare income dividends daily and distribute them to common shareholders monthly. Unless a shareholder elects otherwise, all distributions will be automatically reinvested in additional Shares of the Fund pursuant to the Fund’s dividend reinvestment plan. A shareholder whose distributions are reinvested in Shares under the dividend reinvestment plan will be treated for U.S. federal income tax purposes as having received an amount in distribution equal to the fair market value of the Shares issued to the shareholder, which amount will also be equal to the net asset value of such shares. For U.S. federal income tax purposes, all distributions are generally taxable in the manner described below, whether a shareholder takes them in cash or they are reinvested pursuant to the dividend reinvestment plan in additional shares of the Fund.

For U.S. federal income tax purposes, distributions of investment income are generally taxable as ordinary income to the U.S. shareholder to the extent of the Fund’s current or accumulated earnings and profits. Taxes on distributions of capital gains are determined by how long the Fund owned (or is deemed to have owned) the investments that generated the gains, rather than how long a shareholder has owned his or her Shares. In general, the Fund will

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recognize long-term capital gain or loss on investments it has owned (or is deemed to have owned) for more than one year, and short-term capital gain or loss on investments it has owned (or is deemed to have owned) for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss in respect of such investments. Distributions of net capital gain that are properly reported by the Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable to shareholders as long-term capital gains includible in net capital gain and taxed to individuals at reduced rates relative to ordinary income. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to shareholders as ordinary income. Distributions of investment income reported by the Fund as derived from “qualified dividend income” will be taxed in the hands of individuals at the rates applicable to net capital gain, provided holding period and other requirements are met at both the shareholder and Fund levels. The Fund does not expect a significant portion of distributions to be derived from qualified dividend income.

In general, dividends of net investment income received by corporate shareholders of the Fund will qualify for the dividends-received deduction generally available to corporations only to the extent of the amount of eligible dividends received by the Fund from domestic corporations for the taxable year if certain holding period and other requirements are met at both the shareholder and Fund levels. The Fund does not expect a significant portion of distributions to be eligible for the dividends-received deduction.

Any distribution of income that is attributable to dividend income received by the Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute qualified dividend income to non-corporate shareholders and will not be eligible for the dividends-received deduction for corporate shareholders.

If, in and with respect to any taxable year, the Fund makes a distribution in excess of its current and accumulated “earnings and profits,” the excess distribution will be treated as a return of capital to the extent of a shareholder’s tax basis in his or her Shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a shareholder’s basis in his or her shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of such shares. If the Fund issues one or more series of preferred shares, where one or more such distributions occur in and with respect to any taxable year of the Fund, the available earnings and profits will be allocated first to the distributions made to the holders of such preferred shares, and only thereafter to distributions made to holders of Shares. In such case, the holders of preferred shares will receive a disproportionate share of the distributions, if any, treated as dividends, and the holders of the Shares will receive a disproportionate share of the distributions, if any, treated as a return of capital.

A distribution by the Fund will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

As required by federal law, detailed federal tax information with respect to each calendar year will be furnished to shareholders early in the succeeding year.

Dividends and distributions on Shares are generally subject to U.S. federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of Shares purchased at a time when the Fund’s net asset value reflects unrealized gains or income or gains that are realized but not yet distributed. Such realized income and gains may be required to be distributed even when the Fund’s net asset value also reflects unrealized losses.

Distributions out of our current and accumulated earnings and profits will not be eligible for the 20% pass-through deduction under Section 199A of the Code.

The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes gross income from interest, dividends, annuities, royalties, and rents, and net

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capital gains (other than certain amounts earned from trades or businesses), reduced by certain deductions allocable to such income. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.

The Fund will not be considered to be a “publicly offered” RIC if it does not have at least 500 shareholders at all times during a taxable year and its Shares are not treated as continuously offered pursuant to a public offering or its Shares are not regularly traded on an established securities market. It is possible that the Fund will not be treated as a “publicly offered” RIC for one or more of its taxable years. Very generally, pursuant to Treasury Department regulations, expenses of a RIC that is not “publicly offered,” except those specific to its status as a RIC or separate entity (e.g., registration fees or transfer agency fees), are subject to special “pass-through” rules. These expenses (which include direct and certain indirect advisory fees) are treated as additional dividends to certain Fund shareholders (generally including other regulated investment companies that are not “publicly offered,” individuals and entities that compute their taxable income in the same manner as an individual), and, other than in the case of a shareholder that is a RIC that is not “publicly offered,” are not deductible by those shareholders under current law.

Certain distributions reported by the Fund as Section 163(j) interest dividends may be treated as interest income by Shareholders for purposes of the tax rules applicable to interest expense limitations under Section 163(j) of the Code. Such treatment by the shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of its business interest income over the sum of its (i) business interest expense and (ii) other deductions properly allocable to its business interest income.

Sales, Exchanges or Redemptions of Shares

The sale, exchange or repurchase of Fund Shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of Fund Shares treated as a sale or exchange for U.S. federal income tax purposes will be treated as long-term capital gain or loss if the Shares have been held for more than 12 months. Otherwise, such gain or loss on the taxable disposition of Fund Shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of Fund Shares held for six months or less will be treated as long-term, rather than short-term, to the extent of any long-term capital gain distributions received (or deemed received) by the shareholder with respect to the Shares. All or a portion of any loss realized upon a taxable disposition of Fund Shares will be disallowed under the Code’s “wash sale” rule if other substantially identical Shares of the Fund are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased Shares will be adjusted to reflect the disallowed loss.

A repurchase by the Fund of a shareholder’s Shares pursuant to a repurchase offer (as described in the Prospectus) generally will be treated as a sale or exchange of the Shares by a shareholder provided that either (i) the shareholder tenders, and the Fund repurchases, all of such shareholder’s Shares, thereby reducing the shareholder’s percentage ownership of the Fund, whether directly or by attribution under Section 318 of the Code, to 0%, (ii) the shareholder meets numerical safe harbors under the Code with respect to percentage voting interest and reduction in ownership of the Fund following completion of the repurchase offer, or (iii) the repurchase offer otherwise results in a “meaningful reduction” of the shareholder’s ownership percentage interest in the Fund, which determination depends on a particular shareholder’s facts and circumstances.

If a tendering shareholder’s proportionate ownership of the Fund (determined after applying the ownership attribution rules under Section 318 of the Code) is not reduced to the extent required under the tests described above, such shareholder will be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the Shares held (or deemed held under Section 318 of the Code) by the shareholder after the repurchase offer (a “Section 301 distribution”). The amount of this distribution will equal the price paid by the Fund to such shareholder for the Shares sold, and will be taxable as a dividend, i.e., as ordinary income, to the extent of the Fund’s current or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the shareholder’s tax basis in the Shares held after the repurchase offer, and thereafter as capital gain. Any Fund Shares held by a shareholder after a repurchase offer will be subject to basis adjustments in accordance with the provisions of the Code.

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Provided that no tendering shareholder is treated as receiving a Section 301 distribution as a result of selling Shares pursuant to a particular repurchase offer, shareholders who do not sell Shares pursuant to that repurchase offer will not realize constructive distributions on their Shares as a result of other shareholders selling Shares in the repurchase offer. In the event that any tendering shareholder is deemed to receive a Section 301 distribution, it is possible that shareholders whose proportionate ownership of the Fund increases as a result of that repurchase offer, including shareholders who do not tender any Shares, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount equal to the increase in their percentage ownership of the Fund as a result of the repurchase offer. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it.

Use of the Fund’s cash to repurchase Shares may adversely affect the Fund’s ability to satisfy the distribution requirements for treatment as a RIC described above. The Fund may also recognize income in connection with the sale of portfolio securities to fund share purchases, in which case the Fund would take any such income into account in determining whether such distribution requirements have been satisfied.

The foregoing discussion does not address the tax treatment of tendering shareholders who do not hold their Shares as a capital asset. Such shareholders should consult their own tax advisors on the specific tax consequences to them of participating or not participating in the repurchase offer.

Issuer Deductibility of Interest

A portion of the interest paid or accrued on certain high yield discount obligations owned by the Fund may not be deductible, and interest paid on debt obligations, if any, that are considered for tax purposes to be payable in the equity of the issuer or a related party will not be deductible to the issuer. This may affect the cash flow of the issuer. If a portion of the interest paid or accrued on certain high yield discount obligations is not deductible, that portion will be treated as a dividend paid by the issuer for purposes of the corporate dividends received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed dividend portion of such accrued interest.

Original Issue Discount, Payment-in-Kind Securities, Market Discount, Preferred Securities and Commodity-Linked Notes

Some debt obligations with a fixed maturity date of more than one year from the date of issuance that are acquired by the Fund in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. Subject to the discussion below regarding Section 451 of the Code, (i) generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt obligation having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt obligation, (ii) alternatively, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount on such debt obligation in the Fund’s income (as ordinary income) and thus distribute it over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation, and (iii) the rate at which the market discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects. The Fund reserves the right to revoke such an election at any time pursuant to applicable IRS procedures. Notwithstanding the foregoing, effective for taxable years beginning after 2017, Section 451 of the Code generally requires any accrual method taxpayer to take into account items of gross income no later than the time at which such items are taken into account as revenue in the taxpayer’s financial statements. However, the Treasury Department has issued final regulations providing that Section 451 does not apply to accrued market discount. In the case of higher-risk securities, the amount of market discount may be unclear. See “Higher-Risk Securities.”

From time to time, a substantial portion of the Fund’s investments in loans and other debt obligations could be treated as having OID and/or market discount, which, in some cases could be significant. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold.

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A portion of the OID accrued on certain high yield discount obligations may not be deductible to the issuer and will instead be treated as a dividend paid by the issuer for purposes of the dividends-received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed dividend portion of such OID.

Some debt obligations with a fixed maturity date of one year or less from the date of issuance may be treated as having OID or, in certain cases, “acquisition discount” (very generally, the excess of the stated redemption price over the purchase price). The Fund will be required to include the OID or acquisition discount in income (as ordinary income) and thus distribute it over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. The rate at which OID or acquisition discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.

Some preferred securities may include provisions that permit the issuer, at its discretion, to defer the payment of distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring the payment of its distributions, the Fund may be required to report income for U.S. federal income tax purposes to the extent of any such deferred distributions even though the Fund has not yet actually received the cash distribution.

In addition, pay-in-kind obligations will, and commodity-linked notes may, give rise to income which is required to be distributed and is taxable even though the Fund receives no interest payment in cash on the security during the year.

If the Fund holds the foregoing kinds of obligations, or other obligations subject to special rules under the Code, the Fund may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by disposition of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such dispositions. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution than they might otherwise receive in the absence of such transactions.

Higher-Risk Securities

The Fund may invest in debt obligations that are in the lowest rating categories or are unrated, including debt obligations of issuers not currently paying interest or who are in default. Investments in debt obligations that are at risk of or in default present special tax issues for the Fund. Tax rules are not entirely clear about issues such as whether or to what extent the Fund should recognize market discount on such a debt obligation, when the Fund may cease to accrue interest, OID or market discount, when and to what extent the Fund may take deductions for bad debts or worthless securities and how the Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Fund when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its status as a RIC and does not become subject to federal income or excise tax.

Securities Purchased at a Premium

Very generally, where the Fund purchases a bond at a price that exceeds the redemption price at maturity (i.e., a premium), the premium is amortizable over the remaining term of the bond. In the case of a taxable bond, if the Fund makes an election applicable to all such bonds it purchases, which election is irrevocable without consent of the IRS, the Fund reduces the current taxable income from the bond by the amortized premium and reduces its tax basis in the bond by the amount of such offset; upon the disposition or maturity of such bonds acquired on or after January 4, 2013, the Fund is permitted to deduct any remaining premium allocable to a prior period. In the case of a tax-exempt bond, tax rules require the Fund to reduce its tax basis by the amount of amortized premium.

Passive Foreign Investment Companies

Equity investments by the Fund in certain “passive foreign investment companies” (“PFICs”) could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the PFIC or on proceeds received from the disposition of shares in the PFIC. This tax cannot be eliminated by making distributions to Fund

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shareholders. However, the Fund may elect to avoid the imposition of that tax. For example, Fund may elect to treat a PFIC as a “qualified electing fund” (i.e., make a “QEF election”), in which case the Fund will be required to include its share of the company’s income and net capital gains annually, regardless of whether it receives any distribution from the company. The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed by the Fund to avoid taxation. Making either of these elections therefore may require the Fund to sell other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return. Because it is not always possible to identify a foreign corporation as a PFIC, the Fund may incur the tax and interest charges described above in some instances. Dividends paid by PFICs will not be eligible to be treated as “qualified dividend income.”

Controlled Foreign Corporations

A foreign issuer in which the Fund invests will not be treated as a PFIC with respect to the Fund if such issuer is a controlled foreign corporation (“CFC”) for U.S. federal income tax purposes and the Fund holds (directly, indirectly, or constructively) 10% or more of the voting interests in or total value of such issuer. In such a case, the Fund generally would be required to include in gross income each year, as ordinary income, its share of certain amounts of the CFC’s income, whether or not the CFC distributes such amounts to the Fund. Such inclusion may require the Fund to sell other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return.

Foreign Currency Transactions

The Fund’s transactions in foreign currencies, foreign currency-denominated debt obligations and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Any such net gains could require a larger dividend toward the end of the calendar year. Any such net losses will generally reduce and potentially require the recharacterization of prior ordinary income distributions and may accelerate Fund distributions to shareholders and increase the distributions taxed to shareholders as ordinary income. Any net ordinary losses so created cannot be carried forward by the Fund to offset income or gains earned in subsequent taxable years.

Options, Futures, and Forward Contracts, Swap Agreements, and other Derivatives

In general, option premiums received by the Fund are not immediately included in the income of the Fund. Instead, the premiums are recognized when the option contract expires, the option is exercised by the holder, or the Fund transfers or otherwise terminates the option (e.g., through a closing transaction). If a call option written by the Fund is exercised and the Fund sells or delivers the underlying stock, the Fund generally will recognize capital gain or loss equal to (a) the sum of the strike price and the option premium received by the Fund minus (b) the Fund’s basis in the stock. Such gain or loss generally will be short-term or long-term depending upon the holding period of the underlying stock. If securities are purchased by the Fund pursuant to the exercise of a put option written by it, the Fund will generally subtract the premium received for purposes of computing its cost basis in the stock purchased. Gain or loss arising in respect of a termination of the Fund’s obligation under an option other than through the exercise of the option will be short-term capital gain or loss depending on whether the premium income received by the Fund is greater or less than the amount paid by the Fund (if any) in terminating the transaction. Thus, for example, if an option written by the Fund expires unexercised, the Fund generally will recognize short-term capital gain equal to the premium received.

The Fund’s options activities may include transactions constituting straddles for U.S. federal income tax purposes, that is, that trigger the U.S. federal income tax straddle rules contained primarily in Section 1092 of the Code. Such straddles include, for example, positions in a particular security, or an index of securities, and one or more options that offset the former position, including options that are “covered” by the Fund’s long position in the subject security. Very generally, where applicable, Section 1092 requires (i) that losses be deferred on positions deemed to be offsetting positions with respect to “substantially similar or related property” to the extent of unrealized gain in the latter, and (ii) that the holding period of such a straddle position that has not already been held for the long-term holding period be terminated and begin anew once the position is no longer part of a straddle. Options on single stocks

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that are not “deep in the money” may constitute qualified covered calls, which generally are not subject to the straddle rules; the holding period on stock underlying qualified covered calls that are “in the money” although not “deep in the money” will be suspended during the period that such calls are outstanding. Thus, the straddle rules and the rules governing qualified covered calls could cause gains that would otherwise constitute long-term capital gains to be treated as short-term capital gains, and distributions that would otherwise constitute “qualified dividend income” or qualify for the dividends-received deduction to fail to satisfy the holding period requirements and therefore to be taxed as ordinary income or to fail to qualify for the dividends received deduction, as the case may be.

The tax treatment of certain positions entered into by the Fund, including regulated futures contracts, certain foreign currency positions and certain listed non-equity options, will be governed by section 1256 of the Code (“section 1256 contracts”). Gains or losses on section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, section 1256 contracts held by the Fund at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are “marked to market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.

Derivatives, Hedging, and Other Transactions

In addition to the special rules described above in respect of futures and options transactions, the Fund’s transactions in other derivatives instruments (e.g., forward contracts and swap agreements), as well as any of its hedging, short sale, securities loan or similar transactions may be subject to one or more special tax rules (e.g., notional principal contract, straddle, constructive sale, wash sale and short sale rules). These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities, thereby affecting, among other things, whether capital gains and losses are treated as short-term or long-term. These rules could, therefore, affect the amount, timing and/or character of distributions to shareholders.

Because these and other tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules (which determination or guidance could be retroactive) may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid the Fund-level tax.

Book-Tax Differences

Certain of the Fund’s investments in derivative instruments and foreign currency-denominated instruments, and any of the Fund’s transactions in foreign currencies and hedging activities, are likely to produce a difference between its book income and the sum of its taxable income and net tax-exempt income (if any). If such a difference arises, and the Fund’s book income is less than the sum of its taxable income and net tax-exempt income (if any), the Fund could be required to make distributions exceeding book income to qualify as a RIC that is accorded special tax treatment and to avoid an entity-level tax. In the alternative, if the Fund’s book income exceeds the sum of its taxable income (including realized capital gains) and net tax-exempt income, the distribution (if any) of such excess generally will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its shares, and (iii) thereafter as gain from the sale or exchange of a capital asset.

Foreign (non-U.S.) Taxation

Investment income received from sources within foreign countries, or capital gains earned by investing in securities of foreign issuers, may be subject to foreign income taxes withheld at the source. In this regard, withholding tax rates in countries with which the United States does not have a tax treaty can be as high as 35% or more. The United States has entered into tax treaties with many foreign countries that may entitle us to a reduced rate of tax or exemption from tax on this related income and gains. The effective rate of foreign tax cannot be determined at this time since the amount of our assets to be invested within various countries is not now known. The Fund does not anticipate being eligible for the special election that allows a RIC to treat foreign income taxes paid by such RIC as paid by its shareholders.

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Taxation of Tax-Exempt Shareholders

A U.S. shareholder that is a tax-exempt organization for U.S. federal income tax purposes and therefore generally exempt from U.S. federal income taxation may nevertheless be subject to taxation if the shareholder is considered to derive unrelated business taxable income (“UBTI”). Income of a RIC that would be UBTI if earned directly by a tax-exempt entity generally will not be attributed as UBTI to a tax-exempt shareholder of the RIC. A tax-exempt shareholder could realize UBTI by virtue of its investment in the Fund if shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Code Section 514(b).

Taxation of Non-U.S. Shareholders

The following discussion only applies to certain non-U.S. shareholders. Whether an investment in the Shares is appropriate for a non-U.S. shareholder will depend upon that person’s particular circumstances. An investment in the Shares by a non-U.S. shareholder may have adverse tax consequences. Non-U.S. shareholders should consult their tax advisers before investing in the Shares. The following discussion does not apply to non-U.S. shareholders that are engaged in a U.S. trade or business or hold their Shares in connection with a U.S. trade or business.

Distributions of our “investment company taxable income” to non-U.S. shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. shareholders directly) will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. Actual or deemed distributions of our net capital gain to a non-U.S. shareholder, and gains recognized by a non-U.S. shareholder upon the sale of our Shares, will not be subject to withholding of U.S. federal income tax and generally will not be subject to U.S. federal income tax unless the non-U.S. shareholder is an individual, has been present in the United States for 183 days or more during the taxable year, and certain other conditions are satisfied. No assurance can be provided as to whether any of our distributions will be reported as eligible for this exemption. (Special certification requirements apply to a Non-U.S. shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their tax advisers).

In general, no U.S. source withholding taxes will be imposed on dividends paid by RICs to non-U.S. shareholders to the extent the dividends are designated as “interest-related dividends” or “short-term capital gain dividends.” Under this exemption, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gain that would not have been subject to U.S. withholding tax at the source if they had been received directly by a non-U.S. shareholder, and that satisfy certain other requirements. The Fund expects that a portion of our dividends will qualify as interest-related dividends, although the Fund cannot assure you the exact proportion that will so qualify.

If the Fund distributes our net capital gain in the form of deemed rather than actual distributions (which the Fund may do in the future), a non-U.S. shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the non-U.S. shareholder’s allocable share of the tax the Fund pays on the capital gain deemed to have been distributed. In order to obtain the refund, the non-U.S. shareholder must obtain a U.S. taxpayer identification number (if one has not been previously obtained) and file a U.S. federal income tax return even if the non-U.S. shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

A non-U.S. shareholder who participates in a repurchase of Shares will, depending on such non-U.S. shareholder’s particular circumstances be treated as either recognizing gain or loss from the sale of its Shares or as receiving a distribution from the Fund with respect to its Shares. Non-U.S. shareholders participating in a repurchase of Shares should review the disclosure under “Taxation of U.S. Shareholders—Sales, Exchanges or Redemptions of Shares” for information regarding the characterization of any proceeds received on a repurchase of Shares.

Non-U.S. shareholders should contact their intermediaries regarding the application of withholding rules to their accounts.

In order for a non-U.S. shareholder to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a non-U.S. shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute form). Non-U.S. shareholders should consult their tax advisors in this regard.

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Special rules (including withholding and reporting requirements) apply to non-U.S. partnerships and those holding Fund Shares through non-U.S. partnerships. Additional considerations may apply to non-U.S. trusts and estates. Investors holding Fund Shares through non-U.S. entities should consult their tax advisers about their particular situation.

A non-U.S. shareholder may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal income tax referred to above.

A beneficial holder of Shares who is a non-U.S. person may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal tax on income referred to above.

Backup Withholding

The Fund is generally required to withhold and remit to the U.S. Treasury a percentage of taxable distributions and redemption proceeds paid to any individual shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he or she is not subject to such withholding. Shareholders that are exempt from backup withholding may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability provided the appropriate information is furnished to the IRS.

Tax Shelter Reporting Regulations

Under U.S. Treasury regulations, if a shareholder recognizes a loss of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder in any single taxable year, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Other Reporting and Withholding Requirements

Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA at a rate of 30% with respect to that shareholder on ordinary dividends it pays. The IRS and the Department of Treasury have issued proposed regulations providing that these withholding rules will not apply to the gross proceeds of share redemptions or Capital Gain Dividends the Fund pays. If a payment by the Fund is subject to FATCA withholding, the Fund is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign shareholders described above (e.g., interest-related dividends). In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a non-U.S. shareholder and the status of the intermediaries through which they hold their Shares, non-U.S. shareholders could be subject to this 30% withholding tax with respect to distributions on their Shares and proceeds from the sale of their Shares. Under certain circumstances, a non-U.S. shareholder might be eligible for refunds or credits of such taxes.

Shareholders that are U.S. persons and own, directly or indirectly, more than 50% of the Fund could be required to report annually their “financial interest” in the Fund’s foreign “financial accounts,” if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). Shareholders should consult a tax advisor, and persons investing in the Fund through an intermediary should contact their intermediary, regarding the applicability to them of this reporting requirement.

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Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary.

Shares Purchased Through Tax-Qualified Plans

Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisers to determine the suitability of Shares of the Fund as an investment through such plans and the precise effect of an investment on their particular tax situation.

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PROXY VOTING POLICY AND PROXY VOTING RECORD

The Board of Trustees has adopted the Adviser’s proxy voting procedures and has delegated the responsibility for exercising the voting rights associated with the securities purchased and/or held by the Fund to the Adviser, subject to the Board of Trustees’ continuing oversight. In exercising its voting obligations, the Adviser is guided by general fiduciary principles. It must act prudently, solely in the interest of the Fund, and for the purpose of providing benefits to the Fund. The Adviser will consider the factors that could affect the value of the Fund’s investment in its determination on a vote.

The Adviser has identified certain significant contributors to shareholder value with respect to a number of common or routine matters that are often the subject of proxy solicitations for shareholder meetings. The proxy voting procedures address these considerations and establish a framework for consideration of a vote that would be appropriate for the Fund. In particular, the proxy voting procedures outline principles and factors to be considered in the exercise of voting authority for proposals addressing such common or routine matters.

The Adviser’s proxy voting procedures establish a protocol for voting of proxies in cases in which the Adviser or an affiliated entity has an interest that is reasonably likely to be affected by a proxy to be voted on behalf of the Fund or that could compromise the Adviser’s independence of judgment and action in voting the proxy in the best interest of the Fund’s shareholders. The Adviser believes that consistently voting in accordance with its stated guidelines will address most conflicts of interest, and to the extent any deviation of such guidelines occurs it will be carefully assessed by a securities review committee to determine if a conflict of interest exists, and if a material conflict of interest exists, the committee will determine an appropriate resolution, which may include consultation with management or Trustees of the Fund, analyses by independent third parties, or other means necessary to ensure and demonstrate the proxy was voted in the best interests of shareholders. A summary of the Adviser’s proxy voting policies and procedures is attached herewith as Appendix B. The Fund is required to file annually its proxy voting record on Form N-PX with the SEC. Form N-PX is required to be filed by August 31 of each year and when filed will be available by request by calling the Fund at 1-833-996-2518 or on the SEC’s website at www.sec.gov.

49

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of the Fund. Any person who directly or indirectly owns 5% or more of the outstanding voting securities of the Fund, may be deemed an “affiliated person” of the Fund, as such term is defined in the 1940 Act. A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. As of August 4, 2026, the following persons were the only persons who were record owners (or to the knowledge of the Fund, beneficial owners) of 5% or more of the shares of the Fund. Additionally, as of the same date, none of the Trustees or officers of the Trust owned individually or together in excess of 1% of any class of outstanding shares of the Fund.

Institutional Class Name and Address of Owner	Number of Shares Held of Record or Beneficially	Percentage of Institutional Class Shares Owned
David J. Breazzano c/o Polen Capital Credit, LLC 1075 Main Street, Suite 320 Waltham, MA 02451	1,072,376.894	26.79%

J.P. Morgan Securities LLC 4 Chase Metrotech Center Brooklyn, NY 11245-0001	676,624.017	16.90%

Damon A. Ficklin Revocable Trust c/o Polen Capital Credit, LLC 1075 Main Street, Suite 320 Waltham, MA 02451	656,086.185	16.39%

Charles Schwab & Co. Inc. Special Custody A/C FBO Customers Attn: Mutual Funds 211 Main Street San Francisco, CA 94105	535,078.871	13.37%

Polen Capital Credit, LLC 1075 Main Street, Suite 320 Waltham, MA 02451	254,722.307	6.36%

50

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP, Two Commerce Square, 2001 Market Street #1800, Philadelphia, PA 19103, is the independent registered public accounting firm of the Fund and must be approved at least annually by the Board to continue in such capacity. PricewaterhouseCoopers LLP performs audit services, tax and other audit related services for the Fund, including the examination of financial statements included in the Fund’s annual Form N-CSR.

LEGAL COUNSEL

The Fund has engaged Kirkland & Ellis LLP, located at 601 Lexington Avenue, New York, NY 10022 to serve as the Fund’s legal counsel.

ADDITIONAL INFORMATION

A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The prospectus and this SAI do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed on the EDGAR database on the SEC’s website at http://www.sec.gov. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov).

FINANCIAL STATEMENTS

The Fund’s audited financial statements and PricewaterhouseCoopers LLP’s related reports are included in Form N-CSR for the fiscal year ended April 30, 2026. The Fund’s audited financial statements, included in Form N-CSR for the period ended April 30, 2026, as filed with the SEC on July 9, 2026 are incorporated herein by reference.

51

APPENDIX A

DESCRIPTION OF SECURITIES RATINGS

Description of Ratings

The following descriptions of securities ratings have been published by Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Financial Services LLC (“S&P Global Ratings”), and Fitch Ratings, Inc. (“Fitch”), respectively. As described by the rating agencies, ratings generally are given to securities at the time of issuance. While the rating agencies may revise such ratings from time to time, they undertake no obligation to do so.

Description of Moody’s Global Ratings

Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Long-term ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.

Description of Moody’s Global Long-Term Ratings

Aaa Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.

Aa Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.

Baa Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

Ba Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.

B Obligations rated B are considered speculative and are subject to high credit risk.

Caa Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.

Ca Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C Obligations rated C are the lowest and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Hybrid Indicator (hyb)

The hybrid indicator (hyb) is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms. By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

Description of Moody’s Global Short-Term Ratings

P-1 Ratings of Prime-1 reflect a superior ability to repay short-term obligations.

P-2 Ratings of Prime-2 reflect a strong ability to repay short-term obligations.

P-3 Ratings of Prime-3 have an acceptable ability to repay short-term obligations.

NP Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Description of Moody’s U.S. Municipal Short-Term Obligation Ratings

The Municipal Investment Grade (“MIG”) scale is used to rate U.S. municipal cash flow notes, bond anticipation notes and certain other short-term obligations, which typically mature in three years or less.

Moody’s U.S. municipal short-term obligation ratings are as follows:

MIG 1 This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2 This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3 This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Description of Moody’s Demand Obligation Ratings

For variable rate demand obligations (“VRDOs”), Moody’s assigns both a long-term rating and a short-term payment obligation rating. The long-term rating addresses the issuer’s ability to meet scheduled principal and interest payments. The short-term payment obligation rating addresses the ability of the issuer or the liquidity provider to meet any purchase price payment obligation resulting from optional tenders (“on demand”) and/or mandatory tenders of the VRDO. The short-term payment obligation rating uses the VMIG scale. Transitions of VMIG ratings with conditional liquidity support differ from transitions of Prime ratings reflecting the risk that external liquidity support will terminate if the issuer’s long-term rating drops below investment grade. Please see their methodology that discusses obligations with conditional liquidity support.

For VRDOs, the VMIG short-term payment obligation rating is typically assigned if the frequency of the payment obligation is less than every three years. If the frequency of the payment obligation is less than three years, but the obligation is payable only with remarketing proceeds, the VMIG short-term rating is not assigned, and it is denoted as “NR”.

Moody’s demand obligation ratings are as follows:

VMIG 1 This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections.

VMIG 2 This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections.

VMIG 3 This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections.

SG This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have a sufficiently strong short-term rating or may lack the structural or legal protections.

Description of S&P Global Ratings’ Issue Credit Ratings

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long-term or short-term. Short-term issue credit ratings are generally assigned to those obligations considered short-term in the relevant market, typically with an original maturity of no more than 365 days. Short-term issue credit ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. S&P Global Ratings would typically assign a long-term issue credit rating to an obligation with an original maturity of greater than 365 days. However, the ratings S&P Global Ratings assigns to certain instruments may diverge from these guidelines based on market practices. Medium-term notes are assigned long-term ratings.

Issue credit ratings are based, in varying degrees, on S&P Global Ratings’ analysis of the following considerations:

●	The likelihood of payment — the capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation;

●	The nature and provisions of the financial obligation; and the promise S&P Global Ratings imputes; and

●	The protection afforded by, and relative position of, the financial obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

An issue rating is an assessment of default risk but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations).

Ratings from ‘AA’ to ‘CCC’ may be modified with the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

NR indicates that a rating has not been assigned or is no longer assigned.

Description of S&P Global Ratings’ Long-Term Issue Credit Ratings*

AAA An obligation rated ‘AAA’ has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

AA An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

A An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.

BBB An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

BB; B; CCC; CC; and C Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.

BB An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

B An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

CCC An obligation rated ‘CCC’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

CC An obligation rated ‘CC’ is currently highly vulnerable to nonpayment. The ‘CC’ rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

C An obligation rated ‘C’ is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

D An obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within the next five business days in the absence of a stated grace period or within the earlier of the stated grace period or the next 30 calendar days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed debt restructuring.

Description of S&P Global Ratings’ Short-Term Issue Credit Ratings

A-1 A short-term obligation rated ‘A-1’ is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitments on these obligations is extremely strong.

A-2 A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.

A-3 A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.

B A short-term obligation rated ‘B’ is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

C A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

D A short-term obligation rated ‘D’ is in default or in breach of an imputed promise. For non-hybrid capital instruments, the ‘D’ rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. A rating on an obligation is lowered to ‘D’ if it is subject to a distressed debt restructuring.

Description of S&P Global Ratings’ Municipal Short-Term Note Ratings

An S&P Global Ratings U.S. municipal note rating reflects S&P Global Ratings’ opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P Global Ratings’ analysis will review the following considerations:

●	Amortization schedule — the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

●	Source of payment — the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

S&P Global Ratings’ municipal short-term note ratings are as follows:

SP-1 Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

SP-2 Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3 Speculative capacity to pay principal and interest.

D ‘D’ is assigned upon failure to pay the note when due, completion of a distressed debt restructuring, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions.

Description of Fitch’s Long-Term Credit Ratings

Fitch’s credit ratings are forward-looking opinions on the relative ability of an entity or obligation to meet financial commitments. Issue level ratings are assigned and often include an expectation of recovery and may be notched above or below the issuer level rating. Issue ratings are assigned to secured and unsecured debt securities, loans, preferred stock and other instruments. Credit ratings are indications of the likelihood of repayment in accordance with the terms of the issuance. In limited cases, Fitch may include additional considerations (i.e., rate to a higher or lower standard than that implied in the obligation’s documentation).

Fitch’s credit rating scale for issuers and issues is expressed using the categories ‘AAA’ to ‘BBB’ (investment grade) and ‘BB’ to ‘D’ (speculative grade) with an additional +/- for AA through CCC levels indicating relative differences of probability of default or recovery for issues. The terms “investment grade” and “speculative grade” are market conventions and do not imply any recommendation or endorsement of a specific security for investment purposes. Investment grade categories indicate relatively low to moderate credit risk, while ratings in the speculative categories signal either a higher level of credit risk or that a default has already occurred.

Fitch may also disclose issues relating to a rated issuer that are not and have not been rated. Such issues are also denoted as ‘NR’ on its web page.

Fitch’s credit ratings do not directly address any risk other than credit risk. Credit ratings do not deal with the risk of market value loss due to changes in interest rates, liquidity and/or other market considerations. However, market risk may be considered to the extent that it influences the ability of an issuer to pay or refinance a financial commitment. Ratings nonetheless do not reflect market risk to the extent that they influence the size or other conditionality of the obligation to pay upon a commitment (for example, in the case of payments linked to performance of an equity index).

Note: The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the ‘AAA’ ratings and ratings below the ‘CCC’ category. For the short-term rating category of ‘F1’, a ‘+’ may be appended.

Description of Fitch’s Corporate Finance Obligations Ratings

AAA Highest credit quality. ‘AAA’ ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA Very high credit quality. ‘AA’ ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A High credit quality. ‘A’ ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

BBB Good credit quality. ‘BBB’ ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

BB Speculative. ‘BB’ ratings indicate an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.

B Highly speculative. ‘B’ ratings indicate that material credit risk is present.

CCC Substantial credit risk. ‘CCC’ ratings indicate that substantial credit risk is present.

CC Very high levels of credit risk. ‘CC’ ratings indicate very high levels of credit risk.

C Exceptionally high levels of credit risk. ‘C’ ratings indicate exceptionally high levels of credit risk.

Ratings in the categories of ‘CCC’, ‘CC’ and ‘C’ can also relate to obligations or issuers that are in default. In this case, the rating does not opine on default risk but reflects the recovery expectation only.

Corporate Finance defaulted obligations typically are not assigned ‘RD’ or ‘D’ ratings, but are instead rated in the ‘CCC’ to ‘C’ rating categories, depending on their recovery prospects and other relevant characteristics.

Description of Fitch’s Short-Term Ratings

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations, and up to 36 months for obligations in U.S. public finance markets.

Fitch’s short-term ratings are as follows:

F1 Highest short-term credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

F2 Good short-term credit quality. Good intrinsic capacity for timely payment of financial commitments.

F3 Fair short-term credit quality. The intrinsic capacity for timely payment of financial commitments is adequate.

B Speculative short-term credit quality. Minimal an uncertain capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

C High short-term default risk. Default is a real possibility.

RD Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

D Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

APPENDIX B

POLEN CAPITAL CREDIT, LLC

SUMMARY OF PROXY VOTING POLICIES AND PROCEDURES

In accordance with Rule 206(4)-6 promulgated by the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended, the Adviser has adopted and implemented certain Proxy Voting Policies and Procedures (the “Policies”) that the Adviser believes are reasonably designed to ensure that proxies are voted in the best interests of its clients, including the Fund. Accordingly, the Adviser votes proxies based on its judgment as to what voting decision is most likely to maximize total return to the client as an investor in the issuer whose securities are being voted, including, where applicable, returns to the client on positions held in non-voting securities of that issuer or securities of other issuers that may be materially affected by the outcome of the vote. Furthermore, the Policies are intended to support good corporate governance, including those corporate practices that address environmental and social issues, in all cases with the objective of protecting shareholder interests and maximizing shareholder value.

The Adviser believes that it is not appropriate, in most cases, to vote proxies with respect to the securities of such issuers in accordance with fixed, pre-determined guidelines. Accordingly, the Adviser generally reviews and makes a voting decision on each matter presented in such proxy on an individual, case-by-case basis.

The Adviser has designated an internal proxy administrator who is responsible for coordinating the review and voting of client proxies. In the absence of a material conflict of interest, the internal proxy administrator votes the proxy in accordance with the instructions provided by the applicable investment professional covering the particular issuer.

From time to time, the Adviser (and/or its affiliates) may have a material conflict of interest with respect to a matter to be voted upon in a proxy. If the internal proxy administrator identifies or is notified of a potential material conflict of interest, the internal proxy administrator will notify the Adviser’s chief compliance officer. If the chief compliance officer agrees that a material conflict of interest exists, the Adviser generally will request a waiver of the conflict of interest or otherwise seek to obtain voting instructions from the affected client(s) or an authorized representative of the client(s) (or, in limited circumstances, an appropriate independent third party). In the event that the client(s), client representative(s), or other third party, as the case may be, do not desire to direct the vote of the proxy matter in question, the Adviser may, as circumstances warrant, take other steps, such as consulting with its outside legal counsel or an independent third party service, which steps are designed to result in a decision that is demonstrably based on the client’s best interests and not the product of the conflict.

The Adviser maintains records of proxies that it has voted on behalf of its clients. The Adviser maintains these proxy voting books and records for a period of not less than five years.

B-1

APPENDIX C

Offering Restrictions

Notice to Non-U.S. Investors

The Shares described in this Registration Statement have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in this prospectus. To the extent you are a citizen of, or domiciled in, a country or jurisdiction outside of the United States, please consult with your advisors before purchasing or disposing of shares.

Country-Specific Legends

Notice To Residents of Canada:

This Registration Statement constitutes an offering in Canada of the Shares only in those jurisdictions and to those persons where and to whom they may be lawfully offered for sale, and therein only by persons permitted to sell such securities. This Registration Statement is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in Canada. No securities commission or similar authority in Canada has reviewed or in any way passed upon this Registration Statement or the merits of the securities described herein, and any representation to the contrary is an offence.

OFFERS AND SALES IN CANADA

This Registration Statement is not, and under no circumstances is to be construed as, an advertisement or a public offering of the Shares in any province or territory of Canada. Any offer or sale of the Shares in any province or territory of Canada will only be made on a private placement basis, under an exemption from the requirement that the issuer prepare and file a prospectus with the relevant Canadian securities regulatory authorities. The offers and sales will only be made by the underwriters named in this Registration Statement or by their respective affiliates, as applicable (together, the “dealers”), in either case, who are properly registered under applicable securities laws, or pursuant to an exemption from the requirement that such a dealer be registered in the jurisdiction in which the offer or sale is made.

This Registration Statement is for the confidential use of those persons to whom it is delivered in connection with the offering of the Shares in Canada. The Adviser reserves the right to reject all or part of any offer to purchase these securities for any reason, or allocate to any prospective purchaser less than all of the Shares for which it has subscribed.

RESPONSIBILITY

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any dealer as to the accuracy or completeness of the information contained in this Registration Statement or any other information provided by the issuer in connection with the offering of the Shares in Canada.

Investing in the Shares involves risks. Prospective purchasers should refer to the risk factor disclosure contained in this Registration Statement for additional information concerning these risks.

ENFORCEMENT OF LEGAL RIGHTS

The Fund, the Adviser and the directors/trustees and officers of the Fund and the Adviser are located outside of Canada, and as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Fund, the Adviser or the Adviser’s directors or officers. All or a substantial portion of the assets of the Fund, the Adviser and the Adviser’s directors and officers may be located outside of Canada, and as a result, it may not be possible to satisfy a judgment against the Fund or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Fund or such persons outside of Canada.

STATUTORY RIGHTS OF ACTION FOR DAMAGES OR RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers of securities in such jurisdictions with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, when an offering Registration Statement that is delivered to such purchasers describing, among other things, the details of the securities to be offered contains a misrepresentation. These rights and remedies must be exercised within prescribed time limits and are subject to the defenses contained in applicable securities legislation. Prospective Canadian purchasers should refer to the applicable provisions of the securities legislation of their respective provinces for the particulars of these rights or consult with a legal adviser.

The following is a summary of the statutory rights of rescission or to damages, or both, available to purchasers under the securities legislation of Ontario, Nova Scotia, New Brunswick and Saskatchewan. The rights of action described below are available only with respect to the final version of this Registration Statement, and the references to this “Registration Statement” means the final version of the Registration Statement, including, without limitation, all supplements and addendum thereto.

Ontario

In Ontario, every Ontario purchaser of the Shares pursuant to this Registration Statement (other than (a) a “Canadian financial institution” or a “Schedule III bank” (each as defined in NI 45 106), (b) the Business Development Bank of Canada or (c) a subsidiary of any person referred to in (a) or (b) above, if the person owns all the voting securities of the subsidiary, except the voting securities required by law to be owned by the directors of that subsidiary) shall have a statutory right of action for damages and/or rescission against the Registration Statement if this Registration Statement or any amendment hereto contains a misrepresentation. If a purchaser elects to exercise the right of action for rescission, such purchaser will have no right of action for damages against the Fund. This right of action for rescission or damages is in addition to and without derogation from any other right such purchaser may have at law. In particular, Section 130.1 of the Securities Act (Ontario) provides that, if this Registration Statement contains a misrepresentation, a purchaser who purchases the Shares during the period of distribution shall be deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase and has a right of action for damages or, alternatively, may elect to exercise a right of rescission against the Fund, provided that:

1.	the Fund will not be liable if it proves that the purchaser purchased the Shares with knowledge of the misrepresentation;

2.	in an action for damages, the Fund is NOT liable for all or any portion of the damages that the Fund proves does not represent the depreciation in value of the Shares as a result of the misrepresentation relied upon; and

3.	in no case shall the amount recoverable exceed the price at which the Shares was offered.

Section 138 of the Securities Act (Ontario) provides that no action shall be commenced to enforce these rights more than:

1.	in the case of any action for rescission, 180 days after the date of the transaction that gave rise to the cause of action; or

2.	in the case of any action, other than an action for rescission, the earlier of:

(i)	180 days after the purchaser first had knowledge of the fact giving rise to the cause of action; and

(ii)	three years after the date of the transaction that gave rise to the cause of action.

These rights are in addition to and not in derogation from any other right an Ontario purchaser of the Shares may have.

Nova Scotia

In the event that this Registration Statement, a record incorporated by reference in or deemed incorporated into this Registration Statement, any amendment to this Registration Statement or any advertising or sales literature (as defined in the Securities Act (Nova Scotia)) contains a misrepresentation that was a misrepresentation at the time of a Nova Scotia purchaser’s purchase, such purchaser of the Shares in Nova Scotia shall be deemed to have relied upon the misrepresentation and will have a statutory right of action for damages against the Fund, and subject to additional defenses, against any directors of the Fund and persons who have signed this Registration Statement. Alternatively, such purchaser may elect to exercise a statutory right of rescission against the Fund, in which case such purchaser shall have no right of action for damages. These rights are in addition to and not in derogation from any other rights such purchaser may have.

The right of action for damages or rescission is exercisable not later than 120 days after the date on which payment was made for the Shares (or after the date on which the initial payment for the Shares was made where payments subsequent to the initial payment were made pursuant to a contractual commitment assumed prior to, or concurrently with, the initial payment), provided that:

1.	the Fund will not be liable if it proves that the purchaser purchased the Shares with knowledge of the misrepresentation;

2.	in any action for damages, the Fund will not be liable for all or any portion of those damages that it proves do not represent the depreciation in value of the Shares as a result of the misrepresentation; and

3.	in no case will the amount recoverable exceed the price at which the Shares was offered to the purchaser.

New Brunswick

In the event that any information relating to the offering which has been provided to purchasers of Shares in New Brunswick contains a misrepresentation, such a purchaser of the Shares in New Brunswick shall be deemed to have relied upon the misrepresentation if it was a misrepresentation at the time of purchase and will have a statutory right of action against the Fund for damages or, alternatively, for rescission, provided that no action shall be commenced to enforce a right of action more than:

1.	in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action; or

2.	in the case of any action, other than an action for rescission, the earlier of:

(i)	one year after the plaintiff first had knowledge of the facts giving rise to the cause of action, and

(ii)	six years after the date of the transaction that gave rise to the cause of action;

and also provided that:

(x)	the Fund will not be liable if it proves that the purchaser purchased the Shares with knowledge of the misrepresentation;

(y)	in any action for damages, the Fund will not be liable for all or any portion of those damages that it proves do not represent the depreciation in value of the Shares as a result of the misrepresentation; and

(z)	in no case will the amount recoverable under this paragraph exceed the price at which the Shares was sold to the purchaser.

These rights are in addition to and not in derogation from any other right the purchaser may have.

Saskatchewan

Section 138 of The Securities Act, 1988 (Saskatchewan), as amended (the “Saskatchewan Act”), provides that, where an offering Registration Statement, such as this Registration Statement, or any amendment to it, is sent or delivered to a purchaser and it contains a misrepresentation (as defined in the Saskatchewan Act), a purchaser who purchases a security covered by the offering Registration Statement or any amendment to it has, without regard to whether the purchaser relied on the misrepresentation, a right of action for rescission against the issuer or a selling security holder on whose behalf the distribution is made or a right of action for damages against:

1.	the issuer or a selling security holder on whose behalf the distribution is made;

2.	every promoter and director of the issuer or the selling security holder, as the case may be, at the time the offering Registration Statement or any amendment to it was sent or delivered;

3.	every person or company whose consent has been filed respecting the offering, but only with respect to reports, opinions or statements that have been made by them;

4.	every person who or company that, in addition to the persons or companies mentioned in (a) to (c) above, signed the offering Registration Statement or the amendment to the offering Registration Statement; and

5.	every person who or company that sells securities on behalf of the issuer or selling security holder under the offering Registration Statement or amendment to the offering Registration Statement.

Such rights of rescission and damages are subject to certain limitations including the following:

1.	if the purchaser elects to exercise its right of rescission against the issuer or selling security holder, it shall have no right of action for damages against that party;

2.	in an action for damages, a defendant will not be liable for all or any portion of the damages that he, she or it proves do not represent the depreciation in value of the securities resulting from the misrepresentation relied on;

3.	no person or company, other than the issuer or a selling security holder, will be liable for any part of the offering Registration Statement or any amendment to it not purporting to be made on the authority of an expert and not purporting to be a copy of, or an extract from, a report, opinion or statement of an expert, unless the person or company failed to conduct a reasonable investigation sufficient to provide reasonable grounds for a belief that there had been no misrepresentation or believed that there had been a misrepresentation;

4.	in no case shall the amount recoverable exceed the price at which the securities were offered; and

5.	no person or company is liable in an action for rescission or damages if that person or company proves that the purchaser purchased the securities with knowledge of the misrepresentation.

In addition, no person or company, other than the issuer or selling security holder, will be liable if the person or company proves that:

1.	the offering Registration Statement or any amendment to it was sent or delivered without the person’s or company’s knowledge or consent and that, on becoming aware of it being sent or delivered, that person or company gave reasonable general notice that it was so sent or delivered; or

2.	with respect to any part of the offering Registration Statement or any amendment to it purporting to be made on the authority of an expert, or purporting to be a copy of, or an extract from, a report, an opinion or a statement of an expert, that such person or company had no reasonable grounds to believe and did not believe that there had been a misrepresentation, the part of the offering Registration Statement or any amendment to it did not fairly represent the report, opinion or statement of the expert, or was not a fair copy of, or an extract from, the report, opinion or statement of the expert.

Not all defenses upon which the Fund or others may rely are described herein. Please refer to the full text of the Saskatchewan Act for a complete listing.

Similar rights of action for damages and rescission are provided in section 138.1 of the Saskatchewan Act in respect of a misrepresentation in advertising and sales literature disseminated in connection with an offering of securities.

Section 138.2 of the Saskatchewan Act also provides that, where an individual makes a verbal statement to a prospective purchaser that contains a misrepresentation relating to the security purchased and the verbal statement is made either before or contemporaneously with the purchase of the security, the purchaser has, without regard to whether the purchaser relied on the misrepresentation, a right of action for damages against the individual who made the verbal statement.

Section 141(1) of the Saskatchewan Act provides a purchaser with the right to void the purchase agreement and to recover all money and other consideration paid by the purchaser for the securities if the securities are purchased from a vendor who is trading in contravention of the Saskatchewan Act, the regulations to the Saskatchewan Act or a decision of the Saskatchewan Financial Services Commission.

Section 141(2) of the Saskatchewan Act also provides a right of action for rescission or damages to a purchaser of securities to whom an offering Registration Statement or any amendment to it was not sent or delivered prior to or at the same time as the purchaser enters into an agreement to purchase the securities, as required by Section 80.1 of the Saskatchewan Act.

The rights of action for damages or rescission under the Saskatchewan Act are in addition to and do not derogate from any other right which a purchaser may have at law.

Section 147 of the Saskatchewan Act provides that no action shall be commenced to enforce any of the foregoing rights more than:

1.	in the case of an action for rescission, 180 days after the date of the transaction that gave rise to the cause of action; or

2.	in the case of any other action, other than an action for rescission, the earlier of:

(i)	one year after the plaintiff first had knowledge of the facts giving rise to the cause of action; or

(ii)	six years after the date of the transaction that gave rise to the cause of action.

The Saskatchewan Act also provides that a purchaser who has received an amended offering Registration Statement delivered in accordance with subsection 80.1(3) of the Saskatchewan Act has a right to withdraw from the agreement to purchase the securities by delivering a notice to the person or company that is selling the securities indicating the purchaser’s intention not to be bound by the purchase agreement, provided that such notice is delivered by the purchaser within two business days of receiving the amended offering Registration Statement.

THE FOREGOING SUMMARY IS SUBJECT TO THE EXPRESS PROVISIONS OF THE SECURITIES LEGISLATION OF THE RELEVANT PROVINCES AND THE REGULATIONS, RULES AND POLICY STATEMENTS THEREUNDER AND REFERENCE IS MADE THERETO FOR THE COMPLETE TEXT OF SUCH PROVISIONS.

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

Any discussion of taxation and related matters contained in this Registration Statement is not a comprehensive description of all the tax considerations that may be relevant to a decision to purchase these securities. Prospective Canadian purchasers of the Shares should consult their own tax advisors with respect to any taxes payable in connection with an investment in the Fund. It is recommended that tax advisors be employed in Canada, as there are a number of substantive Canadian tax compliance requirements for Canadian investors.

CONVERSION OF AMOUNTS INTO CANADIAN DOLLAR EQUIVALENT

Unless specifically stated otherwise, all dollar amounts contained in this Registration Statement are in U.S. dollars and must be converted into Canadian dollars based on the prevailing relevant foreign exchange rate at the time such amounts arise.

FINANCIAL INFORMATION

Financial information contained in this Registration Statement has been prepared in accordance with U.S. Generally Accepted Accounting Principles, which differ in certain respects from those accounting principles used in other jurisdictions, including Canada. Prospective purchasers should conduct their own investigation and analysis of the business, data and transaction described herein and consult their own financial advisers.

RESALE RESTRICTIONS IN CANADA

The distribution of Shares in Canada is being made on a private placement basis only and is exempt from the requirement that the Fund prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the Shares in Canada must be made in accordance with applicable Canadian securities laws which may require resales to be made in accordance with prospectus requirements and dealer registration requirements or exemptions from dealer registration requirements and prospectus requirements. These resale restrictions may, in some cases, apply to resales of the Shares outside of Canada. Purchasers in Canada are advised to seek legal advice prior to any resale of the Shares.

The Fund is not a “reporting issuer”, as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada in which the Shares will be offered. Under no circumstances will the Fund be required to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Shares to the public in any province or territory of Canada. Canadian purchasers are advised that the Fund currently does not intend to file a prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Shares to the public in any province or territory of Canada in connection with this offering of the Shares. Therefore, there will be no public market in Canada for the Shares and the resale or transfer of the Shares will be subject to restrictions.

REPRESENTATIONS OF CANADIAN PURCHASERS

Each purchaser and beneficial owner of the Shares resident in Canada will be deemed to have represented to the Fund, the Adviser and their respective affiliates, as well as to any placement agent and any dealer who sells the Shares to such Canadian purchaser that:

1.	the offer and sale of Shares was made to such purchaser exclusively through this Registration Statement and was not made through an advertisement of such Shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada;

2.	such purchaser has reviewed and acknowledges the terms of this Registration Statement, including without limitation, this “Notice to Residents of Canada,” including in respect of applicable resale restrictions;

3.	where required by law, such purchaser is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable securities laws of the province in which such purchaser is resident, for its own account and not as agent for the benefit of another person;

4.	such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such Shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing, (1) is an “accredited investor” as defined in section 1.1 of National Instrument 45 106 Prospectus and Registration Exemptions (“NI 45 106”), fulfills the requirements of section 2.3 of NI 45-106 and was not created and is not being used solely to purchase or hold securities as an “accredited investor”, or (2) fulfills the requirements of section 2.10 of NI 45 106;

5.	such purchaser or any ultimate purchaser for which such purchaser is acting as agent is a “permitted client” as defined in section 1.1 of National Instrument 31-103;

6.	to the best of such purchaser’s knowledge, none of the funds to be provided by or on behalf of such purchaser to the Fund or its agents are being tendered on behalf of a person or entity who has not been identified to the purchase;

7.	the purchaser certifies that none of the funds being used to purchase the Shares are, to such purchaser’s knowledge, proceeds obtained or derived, directly or indirectly, as a result of illegal activities and that:

(iii)	the funds being used to purchase the Shares and advanced by or on behalf of such purchaser to the Fund or its agents do not represent proceeds of crime for the purpose of the Proceeds of Crime (Money Laundering) Act (Canada) (the “PCMLA”); and

(iv)	such purchaser is not a person or entity identified in the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism, the United Nations Al Qaida and Taliban Regulations, the Regulations Implementing the United Nations Resolutions on the Democratic People’s Republic of Korea, the Regulations Implementing the United Nations Resolution on Iran, the United Nations Côte d’Ivoire Regulations, the United Nations Democratic Republic of the Congo Regulations, the Regulations Implementing the United Nations Resolution on Liberia, the Regulations Implementing the United Nations Resolutions on Libya and Taking Special Economic Measures, the Regulation Implementing the United Nations Resolution on Eritrea, the Regulations Implementing the United Nations Resolutions on Somalia, the United Nations Sudan Regulations, the Freezing of Corrupt Foreign Officials (Tunisia and Egypt) Regulations, the Special Economic Measures (Zimbabwe) Regulations, the Special Economic Measures (Iran) Regulations, the Special Economic Measures (Syria) Regulations or the Special Economic Measures (Burma) Regulations (collectively, the “Trade Sanctions”);

8.	acknowledges that the Fund or its agents may in the future be required by law to disclose the investor’s name and other information relating to such purchaser and any purchase of the Shares, on a confidential basis, pursuant to the PCMLA, the Criminal Code (Canada) and the Trade Sanctions or as otherwise may be required by applicable laws, regulations or rules, and by accepting delivery of this Registration Statement, such purchaser will be deemed to have agreed with the foregoing;

9.	it shall promptly notify the Fund or its agents if such purchaser discovers that any such representations cease to be true, and shall provide the Fund or its agents with appropriate information in connection therewith; and

10.	where required by applicable securities laws, regulations or rules, such purchaser will execute, deliver and file such reports, undertakings and other documents relating to the purchase of the Shares by such purchaser as may be required by such laws, regulations and rules, or to assist the Fund and its agents, as applicable, in obtaining and filing such reports, undertakings and other documents.

In addition, each purchaser and each beneficial owner of the Shares resident in Canada will be deemed to have represented to the Fund, the Adviser and any Canadian Dealer that such purchaser or beneficial owner:

1.	has been notified by the Fund that:

(i)	the Fund and its affiliates are required to provide certain personal information (“personal information”) pertaining to the beneficial owner of the Shares as required to be disclosed in Schedule I of Form 45 106F1 under NI 45 106 (including its name, address, telephone number and the number and value of any Shares purchased), which Form 45 106F1 is required to be filed by the Fund and the Adviser under NI 45 106;

(ii)	such personal information will be delivered to the Ontario Securities Commission (the “OSC”) in accordance with NI 45 106;

(iii)	such personal information is being collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario;

(iv)	such personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and

(v)	that the public official in Ontario who can answer questions about the OSC’s indirect collection of such personal information is the Administrative Support Clerk at the Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593 3684;

2.	has authorized the indirect collection of the personal information by the OSC; the L’Autorité des marchés financiers, the Registraire des entreprises and any other relevant Canadian securities regulatory authority;

3.	has been notified by the Fund: (i) that the Fund may deliver the personal information to the L’Autorité des marchés financiers and the Registraire des entreprises; (ii) that such personal information is being collected indirectly by the L’Autorité des marchés financiers and the Registraire des entreprises under the authority granted to it in applicable securities laws; and (iii) that such personal information is being collected for the purpose of the administration and enforcement of applicable securities laws;

4.	acknowledges, authorizes and agrees that its name, address, telephone number and other specified information, including the amount of Shares it has purchased and the aggregate purchase price paid by such purchaser, may be disclosed to other Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable laws and by purchasing Shares the purchaser consents to the disclosure of such information; and

5.	will consult their own legal and tax advisors with respect to the tax consequences of an investment in the Shares in their particular circumstances and with respect to the eligibility of the Shares for investment by such purchaser under relevant Canadian legislation.

LANGUAGE OF DOCUMENTS IN CANADA

Upon receipt of this document, each investor in Canada hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Shares (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

PART C — OTHER INFORMATION

Item 25: Financial Statements and Exhibits

1.	Financial Statements.

Part A: The financial highlights of the Registrant for the fiscal year ended April 30, 2026 are included in Part A of this registration statement in the section entitled “Financial Highlights.”

Part B: Incorporated by reference to the Fund’s annual report for the period ended April 30, 2026, filed electronically on Form N-CSR with the SEC on July 9, 2026.

2.	Exhibits:

a.1	Certificate of Trust.(1)

a.2	Amended and Restated Declaration and Agreement of Trust.(2)

b.	By-Laws of Registrant.(2)

c.	Not applicable.

d.1	Not applicable.

d.2	Not applicable.

e.	Dividend Reinvestment Plan.(2)

f.	Not applicable.

g.1	Investment Advisory Agreement.(2)

g.2	Expense Limitation Agreement.*

h.1	Distribution Agreement.(2)

h.2	Form of Dealer Agreement.(2)

h.3	Form of Selling Agreement.(2)

i.	Not applicable.

j.1	Custody Agreement.(2)

j.2	Foreign Custody Manager Agreement.(2)

k.1	Transfer Agency and Shareholder Services Agreement.(2)

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k.2	Fund Administration and Accounting Agreement.(2)

l.	Opinion and consent of Richards Layton & Finger, P.A.(3)

m.	Not applicable.

n.	Consent of Registrant’s independent registered public accounting firm.*

o.	Not applicable.

p.	Subscription Agreement.(2)

q.	Not applicable.

r.1	Code of Ethics of Registrant.(2)

r.2	Code of Ethics of Polen Capital Credit, LLC.*

s.	Power of Attorney.(2)

(1)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 811-23860), filed on April 3, 2023.
(2)	Incorporated herein by reference to the corresponding exhibit of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 811-23860), filed on August 14, 2023.
(3)	Incorporated herein by reference to the corresponding exhibit of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 811-23860), filed on August 18, 2023.

*	Filed herewith

Item 26: Marketing Arrangements

See Distribution Agreement and Forms of Dealer Agreement and Selling Agreement, forms of which are filed as Exhibit h.1, h.2 and h.3., respectively, to this Registration Statement.

Item 27: Other Expenses of Issuance and Distribution

Not applicable.

Item 28: Persons Controlled by or under Common Control with Registrant

The Registrant is not aware of any person that is directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Polen Credit, the Registrant’s investment adviser. Information regarding the ownership of Polen Credit is set forth in its Form ADV as filed with the SEC (File No. 801-55001).

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Item 29: Number of Holders of Securities

Set forth below is the number of record holders as of August 1, 2026 of each class of securities of the Registrant.

Title of Class	Number of Record Holders
Common shares of beneficial interest	42

Item 30: Indemnification

The Registrant’s Amended and Restated Agreement and Declaration of Trust (the “Agreement”) and by-laws provide, among other things, that the trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, investment adviser or distributor of the Registrant, nor shall any trustee be responsible for the act or omission of any other trustee, and the Registrant out of its assets may indemnify and hold harmless each trustee and officer of the Registrant from and against any and all claims, demands, costs, losses, expenses and damages whatsoever arising out of or related to such trustee’s performance of his or her duties as a trustee or officer of the Registrant; provided that the trustees and officers of the Registrant shall not be entitled to an indemnification or held harmless if such liabilities were a result of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. (See Article 5 and 9 of the Agreement which has been incorporated by reference as Exhibit 25.a.2 and the Registrant’s By-Laws which have been incorporated by reference as Exhibit 25.b.)

The Investment Advisory Agreement with Polen Credit provides, among other things, that an investment adviser shall not be liable for any loss suffered by the Registrant with respect to its duties under the agreement, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties or from reckless disregard by it of its obligations and duties under the agreement (“disabling conduct”). In addition, the Registrant has agreed to indemnify an investment adviser against and hold it harmless from any and all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) resulting from any claim, demand, action or suit not resulting from disabling conduct by the investment adviser. (See Investment Advisory Agreement which has been incorporated by reference as Exhibit 25.g.1).

The Distribution Agreement with Foreside Funds Distributors LLC (the “Distributor”) provides, among other things, that the Registrant will indemnify, defend and hold harmless the Distributor and its affiliates and their respective directors, trustees, officers, agents and employees from all claims, suits, actions, damages, losses, liabilities, obligations, costs and reasonable expenses (including attorneys’ fees and court costs, travel costs and other reasonable out-of-pocket costs related to dispute resolution) arising directly or indirectly from (i) the Distributor serving as principal underwriter of the Registrant pursuant to the Distribution Agreement; (ii) the Registrant’s material breach of any of its obligations, representations, warranties or covenants contained in the Distribution Agreement; (iii) the Registrant’s failure to comply with any applicable securities laws or regulations; or (iv) any claim that this Registration Statement, Prospectus, shareholder reports, sales literature and advertising materials or other information filed or made public by the Registrant (as from time to time amended) include or included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading under the 1933 Act, or any other statute or the common law any violation of any rule of FINRA or of the SEC or any other jurisdiction wherein shares of the Registrant are sold except that the Distributor shall be liable for any liability to the Registrant or its shareholders to the extent such damages arise out of the Distributor’s willful misfeasance, bad faith or gross negligence. (See the Distribution Agreement which has been incorporated by reference as Exhibit 25.e).

Item 31: Business and Other Connections of Investment Manager

Polen Credit is a registered investment adviser located at 1075 Main Street, Suite 320, Waltham, Massachusetts, 02451. Polen Credit was founded in 1996 as DDJ Capital Management, LLC. The directors and officers of Polen Credit are provided on Polen Credit’s most recently filed Schedule A of Form ADV (IARD No. 108468), which is incorporated herein by reference. Set forth below are the names and businesses of certain directors and officers of Polen Credit who are engaged in any other business, profession, vocation or employment of a substantial nature.

Name	Position with Polen Credit	Other Substantial Business Activities
Stanley C. Moss	Chief Executive Officer	Chief Executive Officer, Polen Capital Management, LLC

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Item 32: Location of Accounts and Records

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules thereunder will be maintained at the offices of Polen Capital Credit, LLC, 1075 Main Street, Suite 320, Waltham, Massachusetts 02451; the offices of the Custodian, 240 Greenwich Street, New York, NY 10286; or the offices of the Transfer Agent, 500 Ross Street, AIM 154-0520, Pittsburgh, PA 15262.

Item 33: Management Services

Not applicable.

Item 34: Undertakings

1.	Not applicable.

2.	Not applicable.

3.	(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the Prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

	(b)	That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

	(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

	(d)	That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

(1)	if the Registrant is relying on Rule 430B under the 1933 Act: (A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the 1933 Act for the purpose of providing the information required by Section 10 (a) of the 1933 Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

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(2)	if the Registrant is subject to Rule 430C under the 1933 Act: Each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable

6.	Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, and the State of Delaware on the 28th day of August, 2026.

Polen Credit Opportunities Fund

BY:	/s/ Joel L. Weiss
	Name:	Joel L. Weiss
	Title:	President and CEO

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

	Signatures	Title	Date

	/s/ Robert J. Christian*	Trustee	August 28, 2026
Robert J. Christian*

	/s/ Iqbal Mansur*	Trustee	August 28, 2026
Iqbal Mansur*

	/s/ Nicholas M. Marsini, Jr.*	Trustee	August 28, 2026
Nicholas M. Marsini, Jr.*

	/s/ Nancy B. Wolcott*	Trustee	August 28, 2026
Nancy B. Wolcott*

	/s/ Stephen M. Wynne*	Trustee	August 28, 2026
Stephen M. Wynne*

	/s/ Christine S. Catanzaro	Treasurer and CFO	August 28, 2026
Christine S. Catanzaro

	/s/ Joel L. Weiss	President and CEO	August 28, 2026
Joel L. Weiss

By:	/s/ Joel L. Weiss
Joel L. Weiss
Attorney-in-Fact

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INDEX OF EXHIBITS

Exhibit	Exhibit Name
g.2.	Expense Limitation Agreement

n.	Consent of Registrant’s independent registered public accounting firm.

r.2.	Code of Ethics of Polen Capital Credit, LLC.

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